



2011
ANNUAL REPORT





KENNEDY WILSON

2011

Kennedy Wilson is a real estate operating company that provides a diversified array of real estate investments and services in the U.S., Europe and Japan. The company was founded in 1977 as a real estate auction business and has since grown into a vertically integrated international real estate firm headquartered in Beverly Hills, CA with 23 offices throughout the U.S., United Kingdom, Ireland and Japan. Kennedy Wilson is an industry leader, with assets under management of $11.8 billion and managing over 50 million square feet of office, retail, industrial and residential properties.

We are defined by two core business segments: KW Investments and KW Services. KW Investments invests our capital and our equity partners' capital in multifamily, residential and office properties as well as loans secured by real estate. KW Services provides a full array of real estate-related services to investors and lenders, with a strong focus on financial institution-based clients.

KW
LISTED
NYSE

ADJUSTED EBITDA

22%
INCREASE

INVESTMENT ACCOUNT

($ in millions)


$165.2
$211.5
$363.7
$583.0
2008
2009
2010
2011

BOOK NET WORTH

37%
INCREASE

MANAGEMENT & LEASING FEES

27%
INCREASE

ASSETS UNDER MANAGEMENT

11.8b

MULTIFAMILY UNITS OWNED

13,185

SERVICE BUSINESS COMMISSIONS

INCREASED BY
156%

EQUITY INVESTMENTS BY PRODUCT TYPE


29%
13%
42%
11%
5%
Multifamily
Loan
Office
Residential
Other

All data as of 12/31/11.

DEAR FELLOW SHAREHOLDERS,

2011 WAS A REMARKABLE YEAR FOR KENNEDY WILSON AND ITS PEOPLE, SHAREHOLDERS, CAPITAL PROVIDERS AND THE MANY PEOPLE EXTERNAL TO THE COMPANY WHO SUPPORT OUR BUSINESS. IT IS QUITE HUMBLING TO THINK THAT WE ARE CELEBRATING THE SECOND ANNIVERSARY OF OUR LISTING ON THE NEW YORK STOCK EXCHANGE THIS YEAR AND THAT DURING THIS PERIOD, WE HAVE BECOME A TRULY GLOBAL REAL ESTATE SERVICES AND INVESTMENT COMPANY.



When I bought Kennedy Wilson in 1988, the company had a book net worth of $50,000 and employed eleven people in one Santa Monica office. Today, we have 23 offices around the globe, including a major presence in Europe with our London and Dublin offices. Not only has the company grown in size, but its value has grown as well. As of December 31, 2011, our book net worth stood at $410 million, growing at a compound annual rate of 50% since 1988.

Book Net Worth

	1988	15 Years	10 Years	5 Years
Compound Annual Growth Rate	50%	30%	26%	70%

When you look at our book value, remember that it is essentially at cost for our assets, less depreciation. The real book value of the company is well in excess of its carrying value. The financial supplement that we are now producing on a quarterly basis allows anyone to calculate their own estimate of the "real" book value or intrinsic value of Kennedy Wilson. I paid $1,000,000 for Kennedy Wilson in 1988 and today, the company has a total enterprise value of more than $1,000,000,000!

Following are the company's 2011 highlights:

Balance Sheet

- Our book net worth increased by 37% to $410 million at December 31, 2011 from $300 million as of December 31, 2010.
- Our investment account (Kennedy Wilson's equity in real estate, loan investments and marketable securities) increased by 60% to $583 million at December 31, 2011 from $364 million as of December 31, 2010.
- Our year-end cash position increased by 147% to $116 million as of December 31, 2011 from $47 million as of December 31, 2010.

Operating Metrics

- Achieved an Adjusted EBITDA of $71 million for FY 2011—our best year in history—versus an Adjusted EBITDA in FY 2010 of $58 million, an increase of 22%.

Capital Markets

- Completed our first public debt offering, issuing $250 million of senior notes.
- Completed two stock offerings, raising gross proceeds of approximately $127 million.
- Refinanced $838 million of property level debt at an average rate of 3.5% and average maturity of July 2016.

Acquisition Program

- In 2011, closed $3.1 billion of real estate and real estate related debt acquisitions through direct, joint venture and loan participation investments (including approximately $2.2 billion of debt secured by real estate and $536 million of multifamily acquisitions).
- Along with equity partners, acquired the largest apartment building by units on the West Coast (Bella Vista: 1,008 units).
- Along with equity partners, acquired the largest loan portfolio in Europe in the current cycle (UK-based loan pool with $2.2 billion in unpaid principal balance).
- Along with equity partners, acquired the largest multi-tenant office portfolio in Los Angeles (five-building portfolio).

Service Business

- Our management and leasing fees increased by 27% to $27 million for FY 2011 from $21 million for FY 2010.
- Our commissions increased by 156% to $30 million for FY 2011 from $12 million for FY 2010.
- Our assets under the company's management ("AUM") totaled approximately $11.8 billion as of December 31, 2011 as compared to $7.0 billion as of December 31, 2010, a 69% increase year-over-year.

- Achieved approximately $215 million of sales via auction and conventional sales in 2011: 13 builder/new home auctions in California, Washington, Oregon, Texas, Florida, North Carolina, South Carolina and Utah; nine scattered auctions in California, Washington and Oregon; and six conventional sales programs in California.

United Kingdom and Ireland

- In June 2011, Kennedy Wilson established offices in Dublin, Ireland and London, England. Today, the operations in the United Kingdom and Ireland are home to 22 team members.
- Secured a contract to manage assets, located primarily in Western Europe, with an estimated value of approximately $2.3 billion.
- Sourced and acted as an advisor on the $1.5 billion equity investment in the Bank of Ireland.
- With our equity partners, acquired a UK-based loan portfolio with $2.2 billion in unpaid principal balance.

Japan

- Maintained 95% occupancy in 50 apartment buildings with over 2,400 units.
- Refinanced more than $186 million of property level debt at a weighted average interest rate of 2.3%.
- The portfolio has distributed over $36 million to the company and our partners since September 2010.

The last two years have been extraordinarily successful for Kennedy Wilson as we raised $5.5 billion of capital for the company and equity for our investment platform. This capital raise includes our first public debt offering of $250 million of senior notes. Debt holders of the company ($290 million of corporate debt outstanding) are covered by an equity investment account (net of all property-level debt) of $583 million primarily held at cost on our books, and we believe that the value of this account is substantially higher. At book value, the corporate debt/equity investment account equals 50%; at market value, the corporate debt/equity investment account is less than a third. We also purchased $5.1 billion of assets during that time (comprised of approximately 50% debt secured by real estate and 50% income producing assets) and completed over $2 billion of property level financings at an average interest rate of approximately 4.5% and average maturity of five years.

Just as we did in Japan in the mid 1990s and have done in the U.S. for the past 22 years, we also expanded our platform into Europe in the midst of the region's financial problems. The story of Kennedy Wilson Europe is compelling for many reasons, not the least of which is how much we've been able to accomplish in such a short period of time. We made our first trip to Dublin in December 2010 and seeing the highly distressed banking system felt like we discovered a significant opportunity. Since our first visit, we purchased the Bank of Ireland's real estate investment management division led by Peter Collins, which has managed or purchased $6 billion of assets throughout Europe, the U.S. and Asia and currently has $2.3 billion of assets under management. In July 2011, within just a three week period of time, we raised $1.5 billion to recapitalize the Bank of Ireland. The investors in the Bank of Ireland equity raise were our good friends at Fairfax Financial, Fidelity, Wilbur Ross and Capital Research. Additionally, we purchased $2.2 billion of unpaid principal balance of performing real estate secured loans for $1.8 billion. The loan portfolio is secured by real estate assets in the United Kingdom and since the closing of the acquisition in December 2011, we resolved or sold loans totaling $600 million of unpaid principal balance.

Perhaps the most important part of the evolving Kennedy Wilson Europe story is that we now have a 22 person team on the ground in London and in Dublin to take advantage of the many European opportunities. My longtime partner, Mary Ricks (21 years as partners!), has relocated full time to London and is now the CEO of our European business. With Mary moving to Europe, we have organized our U.S. investment business into three units all reporting to me. John Prabhu leads our office division—we currently own 3.5 million square feet and are under contract to buy another 300,000 square feet of Southern California office product. Joan Kramer heads our debt business in the U.S., where we buy and originate mid-size loans of approximately $5 million unpaid principal balance, on average. Bob Hart continues to run our U.S. multifamily business and has done an exceptional job over the last 12 years.

The multifamily business has been a wonderful business for us during this time, producing great profits from sales and cash flow. We currently own more than 13,000 multifamily units on the West Coast of the U.S. (L.A., the San Francisco Bay area, Sacramento, Portland and Seattle) and in Japan. These properties are high quality and well located with low leverage financing spread out over a long term set of maturities. Bob, Kurt Zech and the real estate asset management team led by Mindy Crandall have done a phenomenal job with our apartment business. (Although we're not into awards, we're pleased to acknowledge that our 1,008-unit project called Bella Vista was recently recognized as the apartment deal of the year by the *San Francisco Business Times*.) We continue to see opportunities to buy well located multifamily assets even though cap rates have compressed greatly in the last two years. Last year, we purchased $500 million of multifamily assets and I expect that we will buy $300 to $500 million of assets in 2012. We are also using this period of low cap rates, however, to harvest profits on certain assets. We recently announced the sale of NoHo 14, a 180-unit project in North Hollywood, CA, at a 4.1% cap rate and as of this writing, we just sold two more assets—Arbor Creek in Portland, which we own 50/50 with the LeFrak family, and 360 Residences, a high rise class A+ project in downtown San Jose. These three sales have returned cash of almost $90 million (original equity and profits) to Kennedy Wilson and its partners. Since January 2011, we purchased 3,057 units at an average cap rate of 6.4% and sold 1,803 units for an average cap rate of 4.6%. Bob's team has done a fantastic job with this business and I would expect, in spite of low cap rates, that the apartment rental business will continue to be a great business for Kennedy Wilson.

Our apartment business in Japan also continues to perform well. We own this business in partnership with Fairfax—Kennedy Wilson owns 42% and Fairfax owns 58%. Seventy five percent of the assets by dollar amount are located in Tokyo and the overall portfolio is currently 97% occupied. In 2011 and during the first quarter of 2012, we refinanced the entire portfolio at an average rate of 2.0% with maturities as long as five years. Under the direction of Matt Windisch and Kevin Thang, this business has been a real cash producing machine. Since October 2010, we distributed almost $50 million to Kennedy Wilson and Fairfax. With low interest rates, we reduced our debt service by 50% and therefore expect Japan to continue producing great cash flow. As an aside, Mary Ricks is buying our first European multifamily asset in Dublin, and we are excited about the multifamily opportunities in Ireland. Similar to the U.S., the inability of young people to buy houses has created a strong demand for rental apartments.

Stuart Cramer heads up our residential condominium and land business. Although as a percentage it represents a small portion of our investment account, it is complex and has great upside. Like many Kennedy Wilson senior people, Stuart has been with us now for 15 years.

Our separate account business continues to grow with key partners such as Fairfax, Deutsche Bank, JP Morgan and The LeFrak Organization investing alongside us. Our discretionary fund business has raised meaningful capital from institutional investors as Donald Herrema continues to lead the growth of this part of our business through our Capital Markets Group. Over the last two years, $260 million has been raised, more than doubling Kennedy Wilson's fund management business—$135 million of this amount was raised in the second half of 2011 alone. Additionally, Fund III, a vintage 2008 fund, is fully invested and has already begun distributing profits.

Our overall services segment performed very well in 2011, with assets under management growing from $7.0 billion to $11.8 billion and the services segment EBITDA increasing from $9 million to $26 million. We currently have more than 50 million square feet of properties under management, and the Property Services Group led by Jim Rosten had its best year of the past five years, achieving a 28% increase in gross income. Additionally, Rhett Winchell's group recorded approximately $215 million of sales through auctions and conventional sales throughout the U.S.

The internal back office (accounting, human resources and legal) under Barry Schlesinger also had an outstanding year in 2011. We had 18 material SEC filings, completed our first public debt raise of $250 million, completed two separate equity raises totaling $125 million, completed our bond registration in December and the myriad of other reports required of a public company.

Our company is in great shape financially—Kennedy Wilson, the parent company, and all of our properties are conservatively financed with strong cash positions at every level. Kennedy Wilson finished the year with $116 million of cash—the highest year-end balance in our history—and we hold another $100 million of cash at the joint venture level. Our total debt to net worth at Kennedy Wilson is 0.7 to 1, and our leverage at the property level averages 55% to original cost. On a mark to market basis our property level debt is less than 50%. We expect to realize $100 million of net cash to Kennedy Wilson this year through distributions and asset sales.

There is not enough room in this letter to acknowledge all of the people who contribute to the success of Kennedy Wilson. I have been very blessed in my career to have many great mentors, partners and friends. First, we have a shareholder group that is oriented to long term results and supports us in that fashion. Our largest shareholder outside of management is Fairfax Financial, run by the brilliant Prem Watsa. Since first meeting at the Berkshire Hathaway annual meeting, we have collaborated on investments with a total deal size of $4.5 billion, including the $1.5 billion in new equity that we raised with Fairfax for the Bank of Ireland. Prem is not only one of the greatest global value investors but also an extraordinary individual. To say that he is a fantastic partner would be a colossal understatement!

The other added gift from our Fairfax relationship was bringing Stanley Zax onto our Board of Directors and into our corporate life. Stanley is one of the greatest minds and entrepreneurs of the last four decades. He built his own company from scratch and sold it to Fairfax for $1.4 billion in 2010. His advice, direction and constant questioning of our strategy have made us even better at our business. Stanley is never shy about expressing his point of view and I am very grateful for his counsel. Lastly, I want to thank all of our Directors for their tireless work but also single out Norm Creighton, who has been working with me now for the better part of 30 years, including my time in the banking business!

I also want to acknowledge and thank the LeFrak family—Richard, Harry, and Jamie—for being such wonderful partners and friends. The LeFrak Organization is one of the truly great real estate companies in the U.S., and we are honored to be their partners in many office and multifamily projects on the West Coast of the U.S.

I am obviously biased, but I believe we have built a fantastic team at Kennedy Wilson and we are lucky to have partnered together over many years. We are also well financed with plenty of opportunity to grow our service and investment businesses. We look forward to the challenges ahead and again thank the many people that have supported and continue to support our business.

William McMorrow
April 20, 2012

JUNE 2011

BANK OF IRELAND REIM ACQUISITION

Kennedy Wilson acquired Bank of Ireland Real Estate Investment Management (BOI REIM), a business that manages $2.3 billion of commercial real estate on behalf of the Bank of Ireland.







JULY 2011

BANK OF IRELAND RECAPITALIZATION

Kennedy Wilson led a group of institutional investors in the purchase of up to €1.123 billion of the State's stock in the Bank of Ireland.

DECEMBER 2011

UK LOAN PORTFOLIO ACQUISITION

Kennedy Wilson acquired a $2.2 billion UK-based loan portfolio from the Bank of Ireland.





INVESTMENTS

BELLA VISTA

SAN PABLO, CA

Kennedy Wilson and its partners acquired Bella Vista at Hilltop, a 1,008-unit multifamily community in San Pablo, CA for $140.5 million in May 2011. The property consists of 42 three-story apartment buildings with unit sizes averaging 887 square feet. The community also features an expansive amenity package including four outdoor swimming pools, one indoor swimming pool, four whirlpools, one sauna, four lighted tennis courts, a professional business center, a fully-equipped exercise center, laundry rooms, a large playground area, meeting rooms and access gates.

According to Real Capital Analytics, the purchase represented one of the largest single multifamily asset transactions by unit count in the U.S. in 2011. The addition of Bella Vista was also the largest single multifamily asset acquisition in Kennedy Wilson's history.

CASE STUDY

JAPAN

VARIOUS

In 2011, Kennedy Wilson and its partners refinanced part of its Japanese multifamily portfolio, closing more than $186 million of property level refinancings at a weighted average interest rate of 2.3%. All of the portfolio loans are held by Japanese megabanks including Mitsubishi UFJ, SMBC, and Mizuho Bank.

Kennedy Wilson has been active in Japanese real estate since 1992, and in 2002, one of the company's former subsidiaries became one of the first U.S. real estate companies to go public in Japan.


9301
COLOR COPIES
9301

OFFICE PORTFOLIO

LOS ANGELES, CA

In its first significant office acquisition since 2008, Kennedy Wilson purchased a portfolio of five office buildings located throughout premier areas of Los Angeles County. The portfolio totals approximately 700,000 square feet and was bought by the company and its partners for $143.5 million in an off-market transaction through the company's existing long term relationship with the seller.

9301 Wilshire is located in Beverly Hills' Golden Triangle and home to leading entertainment agencies, boutique professional firms and medical specialists. 16501 Ventura occupies a premier location in Encino along the Ventura Corridor with excellent access to the 101 and 405 Freeways. 9320 Telstar is strategically located off of the 10 and 605 Freeways in one of L.A. County's tightest office markets. 145 Fairfax, a 56,000 square foot office building in the Miracle Mile area of Los Angeles, is directly across from the premier retail center known as The Grove and the historic Farmers Market. 6400 Canoga, also known as Warner Atrium, is located in Woodland Hills' master-planned community of Warner Center, which is emerging as the city center of the San Fernando and Conejo Valleys.


CORNELL
BUILDINGS
Nino Ferretti

SANTEE VILLAGE

LOS ANGELES, CA

In November 2010, Kennedy Wilson acquired 167 residential condominiums and four commercial condominiums (comprising 18,694 square feet) for approximately $29 million in the fractured condominium project known as Santee Village. The project originally opened in 2007 and 49 units were successfully sold before changing market conditions brought a halt to the sales. Kennedy Wilson acquired the condominiums, which were spread amongst three buildings, and just months later, sold 73 units in bulk to a neighboring apartment owner.

A conventional sales program began in February 2011 with a new marketing campaign that highlighted the affordability for first time homebuyers and the location in the rapidly gentrifying fashion district of downtown Los Angeles. The final residential condominium sold in April 2012. The unparalleled, market leading velocity of more than nine condominium sales per month (average since time of acquisition) validated the business plan and restored one of downtown LA's most unique condominium communities.

PROPERTY MANAGEMENT

ELDORADO RIDGE

DENVER, CO

Eldorado Ridge is a three-building Class A office campus containing 326,000 square feet and located on the Boulder Turnpike in the Interlocken master planned community of northwest Denver. Interlocken is known as a hub for technology, clean energy, financial services and medical management industries, and the region consistently draws companies seeking additional locations outside of Silicon Valley and Boston.

Kennedy Wilson took over the leasing and management of the property in February 2011. The company completed 19 new or renewal lease transactions totaling 99,711 square feet as well as over $850,000 of tenant improvements, which included renovation of the elevator systems, HVAC system upgrades and assisting with the installation of a rooftop solar array that reduced the overall energy footprint. The assignment also established the company's presence in Denver, where a new office was opened in February 2011.



AUCTION

WATERSIDE

PORTLAND, OR

The Waterside is a residential property located along the Columbia River in Portland, OR, with condominiums that range in square footage from 1,816 square feet to 2,971 square feet. Features include energy efficient design, ten foot ceilings, crown molding and custom fireplace mantels. The units also include gourmet kitchens with custom cabinetry, granite and natural stone countertops, stainless steel appliances and Kohler sinks and fixtures as well as spacious walk-in closets, large jetted Kohler tubs, private decks and slate terraces. Additionally, residents enjoy amenities including an onsite fitness area, a community room for social gatherings and a walking path.

Kennedy Wilson sold over $7 million of these luxury waterfront condominiums in June 2011. The units were previously priced from $375,000 to $750,000 and were sold through a successful inventory close-out auction.







360 RESIDENCES, 7060 HOLLYWOOD AND NOHO 14

VARIOUS

When Kennedy Wilson took title to 360 Residences in March 2011, the building was a vacant condominium tower with unfinished interiors. The company converted the use to apartments, completed $2 million of interior finishes and then leased up and stabilized the building, with occupancy at 97% within just ten months.

The company also completed a ten year, ground floor retail lease with Buffalo Wild Wings at 7060 Hollywood Blvd. in Los Angeles, bringing the building's occupancy to 100%.

At NoHo 14, Kennedy Wilson completed a 12,000 square foot lease with golf superstore Roger Dunn. Valued at over $3.8 million, the deal moved the Los Angeles based retailer out of its original location of over 30 years and filled the entire retail space of the property.

KENNEDY WILSON

2011 Financial & Corporate Information

Business

Company Overview

Founded in 1977, we are an international real estate investment and services firm. We have grown from a real estate auction business into a vertically-integrated real estate operating Company with approximately 300 professionals in 23 offices throughout the U.S., United Kingdom, Ireland and Japan. Based on management's estimate of fair value as of December 31, 2011, we have approximately $11.8 billion of real estate and real estate related assets under our management ("AUM"), totaling over 58 million square feet of properties throughout the U.S., Europe and Japan. This includes ownership in 13,185 multifamily apartment units, of which 204 units are owned by our consolidated subsidiaries and 12,981 are held in joint ventures.

We are a holding company whose primary business operations are conducted through our wholly owned subsidiary, Kennedy-Wilson, Inc., or "Kennedy Wilson." Kennedy-Wilson Holdings, Inc. was incorporated in Delaware on July 9, 2007, under the name "Prospect Acquisition Corp." On November 13, 2009, KW Merger Sub Corp., a wholly owned subsidiary of Prospect Acquisition Corp., merged with Kennedy Wilson, resulting in Kennedy Wilson becoming a wholly owned subsidiary of Prospect Acquisition Corp. Promptly after the merger, we changed the company name to "Kennedy-Wilson Holdings, Inc." which is now listed on the New York Stock Exchange ("NYSE"). We refer to this transaction as the "Merger" throughout this document.

AUM generally refers to the properties and other assets with respect to which we provide (or participate in) oversight, investment management services and other advice, and which generally consist of real estate properties or loans, and investments in joint ventures. Our AUM is intended principally to reflect the extent of our presence in the real estate market, not the basis for determining our management fees. Our material assets under management consist of the total estimated fair value of the real estate properties and other assets either owned by third parties, wholly-owned or held by joint ventures and other entities in which our sponsored funds or investment vehicles and client accounts have invested. Committed (but unfunded) capital from investors in our sponsored funds is not included in this component of our AUM. The estimated value of development properties is included at estimated completion cost.

Business Segments

Our operations are defined by two core business units: KW Investments and KW Services. KW Investments invests our capital and our partners' capital in real estate related assets including multifamily, loans secured by real estate, office, and residential properties. KW Services provides a full array of real estate related services to investors and lenders, with a strong focus on financial institution based clients.

KW Investments

We invest our capital and our equity partners' capital in real estate assets and loans secured by real estate through joint ventures, separate accounts, commingled funds, and wholly-owned investments. We are typically the general partner in these investment vehicles with ownership interests ranging from approximately 5%–50%. Our equity partners include financial institutions, foundations, endowments, high net worth individuals and other institutional investors. In many cases we get a promoted interest in the profits of our investments beyond our ownership percentage.

Our investment philosophy is based on three core fundamentals:

- significant proprietary deal flow from an established network of industry relationships, particularly with financial institutions;
- focus on a systematic research process with a disciplined approach to investing; and
- superior in-house operating execution.

Our primary investment markets include California, Washington, Hawaii, the United Kingdom and Japan, which we have identified as areas with dense populations, high barriers to entry, scarcity of land and supply constraints. We typically focus on the following opportunities:

- real estate owners or lenders seeking liquidity;
- under-managed or under-leased assets; and
- repositioning opportunities.

In 2011 and 2010, together with our equity partners, we acquired $5.1 billion of real estate and loans secured by real estate. Seventy-eight percent of these acquisitions were sourced directly from financial institutions. These acquisitions were comprised of: 56% loans secured by real estate, 36% multifamily and 8% office, residential and other.

Since 1999, we and our equity partners have invested in 217 transactions, deploying over $10.2 billion of capital, including $4.5 billion of equity. Of the transactions, 97 have been realized and generated an internal rate of return or "IRR" of approximately 40% and an approximate 1.6x equity multiple before promoted interests. Our equity partners and our current portfolio consists of 120 investments totaling over $5.6 billion of capital, including $2.9 billion of equity.

The following table describes our investment account, which includes the following financial statement captions below, and is derived from our consolidated balance sheet as of December 31, 2011 and 2010:

	As of December 31,	
(dollars in millions)	2011	2010
Investment in joint ventures	$343.4	$266.9
Real estate	115.9	82.7
Mortgage debt	(30.7)	(35.2)
Notes receivable	41.2	24.1
Loan pool participations	90.0	25.2
Marketable securities	23.0	—
	$582.8	$363.7

The following table breaks down our investment account information derived from our consolidated balance sheet by investment type and geographic location as of December 31, 2011:

(dollars in millions)	Multifamily	Loans Secured by Real Estate	Residential[1]	Office	Other	Total
California	$103.8	$ 96.4	$ 2.5	$50.8	$ —	$253.5
Japan	112.1	—	—	9.3	—	121.4
Hawaii	—	7.1	72.6	—	—	79.7
Pacific Northwest	27.5	3.0	3.3	1.5	—	35.3
United Kingdom and Ireland	—	60.0	—	—	23.0	83.0
Other	0.2	4.8	0.1	0.7	4.1	9.9
Total	$243.6	$171.3	$78.5	$62.3	$27.1	$582.8

(1) Includes for-sale residential, condominiums and residential land.

The following table breaks down our investment account information derived from our consolidated balance sheet by investment type and geographic location as of December 31, 2010:

(dollars in millions)	Multifamily	Loans Secured by Real Estate	Residential[1]	Office	Other	Total
California	$ 67.3	$63.7	$ 3.9	$18.3	$ —	$153.2
Japan	108.3	—	—	6.1	—	114.4
Hawaii	—	6.6	51.0	—	—	57.6
Pacific Northwest	23.6	2.9	2.3	1.5	—	30.3
United Kingdom and Ireland	—	—	—	—	—	—
Other	0.1	4.9	0.3	0.8	2.1	8.2
Total	$199.3	$78.1	$57.5	$26.7	$2.1	$363.7

(1) Includes for-sale residential, condominiums and residential land.

KW Services

KW Services offers a comprehensive line of real estate services for the full lifecycle of real estate ownership and investment to clients that include financial institutions, developers, builders and government agencies. KW Services has three business lines: auction and conventional sales, property services and investment management. These three business lines generate revenue for us through commissions and fees.

Since our inception, we have sold more than $10 billion of real estate through our auction platform and are considered one of the leaders in auction marketing, conducting live and online auctions. The auction group executes accelerated marketing programs for all types of residential and commercial real estate. In 2011, we auctioned and conventionally sold over $215 million of real estate. We completed thirteen builder/new home auctions in California, Washington, Oregon, Texas, Florida, North Carolina, South Carolina, and Utah. We completed nine scattered auctions in California, Washington, and Oregon along with six conventional sales programs in California.

We manage over 58 million square feet of properties for institutional clients and individual investors in the U.S., Europe and Japan. With 23 offices throughout the U.S., the United Kingdom, Ireland and Japan, we have the capabilities and resources to provide property services to real estate owners as well as the experience as a real estate investor to understand client concerns.

Through our investment management business, we provide acquisition, asset management and disposition services to our equity partners as well as to third parties.

Additionally, KW Services plays a critical role in supporting the company's investment strategy by providing local market intelligence and real-time data for evaluating investments, generating proprietary transaction flow and creating value through efficient implementation of asset management or repositioning strategies.

Industry Overview

Global

The current debt crisis could lead to continued significant deleveraging, in particular from European financial institutions and government agencies, over the next several years. In Europe alone, it has been reported that European banks hold approximately $1 trillion of delinquent real estate loans. This, combined with another reported $780 billion of European commercial property debt maturing by 2013, shows evidence of the opportunities that may exist in Europe. A further fall in property prices may occur as a result of this large supply of product which we believe will provide companies with access to capital and proven track records an opportunity to acquire real estate related assets below replacement costs.

Business *(continued)*

We believe that the recent economic, capital and credit markets events have and will continue to create tremendous buying opportunities as properties may be purchased at significant discounts to historical cost. Many asset dispositions will result from:

- highly leveraged property owners who will have loans maturing in 2012 and 2013 but will be unable to refinance;
- asset and loan sales directly from financial institutions; and
- companies reducing real estate portfolios to raise cash and improve their balance sheets

As sellers continue to be under pressure to move assets off of their balance sheets, we believe that our strong sourcing relationships will position us to acquire properties at steep discounts. We believe sellers will look to firms that they have relationships with and that can execute quickly and discreetly. Further sales of U.S. and European based property from both U.S. and international financial institutions are expected over the next several years.

United States

Over the past several years, many U.S. real estate markets have experienced a downturn in occupancy and property values. Unlike the last cycle, this recent downturn was driven by the lack of liquidity and the tightening of the credit markets rather than by an oversupply of new products. We believe that underlying real estate fundamentals have remained solid, particularly in major metropolitan and downtown areas where supply constraints exist. Further sales of U.S. based real estate related assets from both U.S. and international financial institutions are expected over the next several years which may create additional acquisition opportunities for well capitalized companies.

United Kingdom

Although the United Kingdom has, for the most part, been able to avoid the turmoil associated with the Euro and the European Union, it has not been immune to the deleveraging necessary to relieve pressure on domestic financial institutions' balance sheets. London continues to be one of the strongest real estate markets due to foreign capital investment and a strong global presence. Opportunities to acquire real estate in this submarket at discounted prices are relatively scarce and investments therein have been more stable than other European CBDs. Furthermore, the UK legal system is similar to that of the United States, which helps reduce legal costs and allows us to gain a quicker understanding of the legal issues posed by particular transactions.

Ireland

Ireland's financial institutions are ahead of the curve in deleveraging their portfolios as evidenced by the recent multibillion dollar loan pool sales (i.e. Anglo Irish and Bank of Ireland). This deleveraging activity was a direct result of the writedowns and transfer of assets initiated by the government agency, National Asset Management Agency (NAMA), which is extremely active in attempting to stabilize the country's financial fallout.

Japan

Japan, while still subject to the same market forces affecting economies across the globe, was able to experience a shorter economic downturn than that experienced in other industrialized economies because the Japanese banking system remains strong relative to its peers. We believe that Japan's economy is in a better position to weather current economic conditions because, over the past decade, Japanese households have saved money and companies have steeply reduced their debt levels as a percentage of GDP. In the current credit environment, we believe highly-leveraged investors in Japan (as in the U.S.) have been forced to reduce their debt.

Japan's current demographic trends include an influx of migration to major cities, creating strong demand for housing. Our research suggests that real estate fundamentals have remained strong in greater Tokyo's residential market, and, in particular, in Tokyo's three major wards: Minato-ku, Shibuya-ku, and Setagaya-ku. With diminishing supply of new inventory due to stricter building regulations imposed in 2007, rents for quality assets are expected to remain strong while vacancy rates remain stable. We expect that properties in the greater Tokyo area that are newer and of higher quality will remain target assets for acquisition by many institutional investors.

Competition

We compete with a range of global, national and local real estate firms, individual investors and other corporations. Because of our unique mix of investment and service businesses, we compete with brokerage and property management companies as well as companies that invest in real estate and loans secured by real estate. Our investment business competes with real estate investment partnerships, real estate investments trusts, other investment companies and regional investors and developers. We compete with them on the basis of our relationships with the sellers and our ability to close an investment transaction in a short time period at competitive pricing. The real estate services business is both highly fragmented and competitive. We compete with real estate brokerage and auction companies on the basis of our relationship with property owners, quality of service, and commissions charged. We compete with property management and leasing firms also on the basis of our relationship with clients, the range and quality of services provided, and fees and commissions charged.

Competitive Advantages

The company has a unique platform from which to execute our investment and services strategy. The combination of a service business and an investment platform provides significant competitive advantages over other real estate buyers operating stand-alone or investment-focused firms and may allow us to generate superior risk-adjusted returns. Our investment strategy focuses on investments that offer significant appreciation potential through intensive property management, leasing, repositioning, redevelopment and the opportunistic use of capital. We differentiate ourselves from other firms in the industry with our full service, investment oriented structure. Whereas most other firms use an investment platform to obtain additional service business revenue, we use our service platform to enhance the investment process and ensure the alignment of interests with our investors.

Our competitive advantages include:

- *Transaction Experience:* Our Executive Committee has more than 125 years of combined real estate experience and has been working and investing together on average for over 15 years. Members of the Executive Committee have collectively acquired, developed and managed in excess of $20 billion of real estate investments in the U.S., United Kingdom, Ireland and Japan throughout various economic cycles, at our company and throughout their careers.
- *Extensive Relationship and Sourcing Network:* We leverage our services business in order to source off-market deals. In addition, the Executive Committee and our acquisition team have transacted deals in nearly every major metropolitan market on the West Coast of the U.S., as well as in the United Kingdom, Ireland and Japan. Their local presence and reputation in these markets have enabled them to cultivate key relationships with major holders of property inventory, in particular financial institutions, throughout the real estate community.
- *Structuring Expertise and Speed of Execution:* Prior acquisitions completed by us have taken a variety of forms including direct property investments, joint ventures, exchanges involving stock or operating partnership units, participating loans and investments in performing and non-performing mortgages with the objective of long-term ownership. We believe we have developed a reputation of being able to quickly execute, as well as originate and creatively structure acquisitions, dispositions and financing transactions.
- *Vertically-Integrated Platform for Operational Enhancement:* We have approximately 300 employees in both KW Investments and KW Services, with 23 regional offices throughout the U.S., the United Kingdom, Ireland and Japan. This geographically diversified business model is aimed at weathering real estate cycles. We have a hands-on approach to real estate investing and possess the local expertise in property management, leasing, construction management, development and investment sales, which we believe enable us to invest successfully in selected submarkets.
- *Risk Protection and Investment Discipline:* We underwrite our investments based upon a thorough examination of property economics and a critical understanding of market dynamics and risk management strategies. We conduct an in-depth sensitivity analysis on each of our acquisitions. This analysis applies various economic scenarios that include changes to rental rates, absorption periods, operating expenses, interest rates, exit values and holding periods. We use this analysis to develop our disciplined acquisition strategies.

Transaction Based Results

A significant portion of our cash flow is tied to transaction activity, which can affect an investor's ability to compare our financial condition and results of operations on a quarter-by-quarter basis. Historically, this variability has caused our revenue, operating income, net income and cash flows from operating activities to be tied to transaction activity, which is not necessarily concentrated in any one quarter.

Employees

As of December 31, 2011, we had approximately 300 professionals in 23 offices throughout the U.S., United Kingdom, Ireland and Japan. We believe that we have been able to attract and maintain high quality employees. There are no employees subject to collective bargaining agreements. In addition, we believe we have a good relationship with our employees.

Selected Financial Data

The following tables summarize our selected historical consolidated financial information. This information was derived from our audited financial statements for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007. This information is only a summary. You should read this information together in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this document.

					Year Ended December 31,
	2011	2010	2009	2008	2007
Statements of operations data:					
Revenue	$ 62,633,000	$ 50,536,000	$ 86,235,000	$ 32,225,000	$ 33,393,000
Merger-related expenses	—	2,225,000	16,120,000	—	—
Other operating expenses	66,052,000	67,712,000	78,752,000	32,571,000	43,180,000
Equity in joint venture income	12,507,000	10,548,000	8,019,000	10,097,000	27,433,000
Interest income from loan pool participations and notes receivable	7,886,000	11,855,000	—	—	—
Net income (loss)	7,478,000	6,485,000	(9,657,000)	667,000	9,037,000
Basic (loss) earnings per share	$ (0.05)	$ (0.03)	$ (0.57)	$ 0.03	$ 0.44

					As of December 31,
	2011	2010	2009	2008	2007
Balance sheet data:					
Cash and cash equivalents	$115,926,000	$ 46,968,000	$ 57,784,000	$ 25,831,000	$ 24,248,000
Investments in real estate and joint ventures	459,247,000	349,587,000	228,305,000	190,915,000	80,026,000
Investments in loan pool participations	89,951,000	25,218,000	—	—	—
Total assets	792,776,000	487,848,000	336,257,000	256,837,000	145,814,000
Debt	320,133,000	127,782,000	127,573,000	131,423,000	65,084,000
Kennedy-Wilson equity	410,235,000	300,192,000	177,314,000	105,551,000	56,857,000
Total equity	$413,568,000	$312,906,000	$179,336,000	$105,802,000	$ 57,076,000

Business Combination

See Note 3 of our Notes to the Consolidated Financial Statements for discussion of the business combinations that occurred during the years ended December 31, 2011, 2010 and 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See the section titled "Forward-Looking Statements" for more information. Actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors" in our 10-K filing with the SEC.

Overview

Founded in 1977, we are an international real estate investment and services firm. We have grown from a real estate auction business into a vertically-integrated real estate operating company with approximately 300 professionals in 23 offices throughout the U.S., United Kingdom, Ireland and Japan.

When reading our financial statements and the information included in this section, it should be considered that we have experienced, and continue to experience, the same material trends that have affected the nation. It is, therefore, a challenge to predict our future performance based on our historical results, but we believe that the following material trends assist in understanding our historical earnings and cash flows and the potential for the future.

Unless specifically noted otherwise, as used throughout this Management's Discussion and Analysis section, "we," "our," or "us" refers to the business, operations and financial results of Kennedy-Wilson, Inc. prior to, and Kennedy-Wilson Holdings, Inc. subsequent to, the closing of the Merger as the context requires.

Kennedy Wilson's 2011 Highlights

Balance Sheet

- Our book net worth increased by 37% to $410 million at December 31, 2011 from $300 million as of December 31, 2010.
- Our investment account (Kennedy Wilson's equity in real estate, loan investments and marketable securities) increased by 60% to $583 million at December 31, 2011 from $364 million as of December 31, 2010.
- We increased our year-end cash position by 147% to $116 million at December 31, 2011 from $47 million at December 31, 2010.

Operating Metrics

- We achieved an Adjusted EBITDA of $71 million for FY 2011: our best year in history versus an Adjusted EBITDA in 2010 of $58 million, an increase of 22%.
- Our services segment Adjusted EBITDA for FY 2011 increased by 171% to $26 million from $9 million for FY 2010.
- Our investments segment Adjusted EBITDA for FY 2011 decreased by 6% to $53 million from $56 million for FY 2010.

Capital Markets

- We completed our first public debt offering, issuing $250 million of senior notes.
- We completed two stock offerings, raising gross proceeds of approximately $127 million.
- We refinanced $838 million of property level debt at an average rate of 3.5% and average maturity of July 2016.

Acquisition Program

- In 2011, we closed $3.1 billion of real estate and real estate related debt acquisitions through direct and joint venture investments (including approximately $2.2 billion of debt secured by real estate and $536 million of multifamily acquisitions).
- We, along with equity partners, acquired the largest apartment building by units on the West Coast (Bella Vista: 1,008 units).
- We, along with equity partners, acquired the largest loan portfolio in Europe in the current cycle (UK-based loan pool with $2.2 billion in unpaid principal balance).
- We, along with equity partners, acquired the largest multi-tenant office portfolio in Los Angeles (five building LA portfolio).

Service Business

- Our management and leasing fees increased by 27% to $27 million for FY 2011 from $21 million for FY 2010.
- Our commissions increased by 156% to $30 million for FY 2011 from $12 million for FY 2010.
- Our assets under the Company's management totaled approximately $11.8 billion as of December 31, 2011 as compared to $7.0 billion as of December 31, 2010, a 69% increase year over year.
- We achieved approximately $215 million of sales via auction and conventional sales in 2011: 13 builder/new home auctions in California, Washington, Oregon, Texas, Florida, North Carolina, South Carolina, and Utah; nine scattered auctions in California, Washington, and Oregon; and six conventional sales programs in California.

United Kingdom and Ireland

- In June 2011, Kennedy Wilson established offices in Dublin, Ireland and London, England. Today, the operations in the United Kingdom and Ireland are home to 20 team members.
- Secured a contract to manage assets, located primarily in Western Europe, with an estimated value of approximately $2.3 billion.
- Sourced and acted as an advisor on the $1.5 billion equity investment in the Bank of Ireland.
- Acquired, with our equity partners, UK-based loan portfolio with $2.2 billion in unpaid principal balance.

Japan

- Maintained 95% occupancy in 50 apartment buildings and over 2,400 units for 2011.
- Refinanced more than $186 million of property level debt at a weighted average interest rate of 2.3%.
- The portfolio distributed approximately $36 million to the Company and our partners since September 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Critical Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of ourselves and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, we evaluate our relationships with other entities to identify whether they are variable interest entities (VIE) as defined by FASB Accounting Standards Codification (ASC) Subtopic 810—Consolidation and to assess whether we are the primary beneficiary of such entities. In determining whether we are the primary beneficiary of a VIE, qualitative and quantitative factors are considered, including, but not limited to: the amount and characteristics of our investments; the obligation or likelihood for us to provide financial support; and our ability to control or significantly influence key decisions for the VIE. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions. As of December 31, 2011, we have determined that we do not have any consolidated investments which are VIEs.

Our investments in unconsolidated subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control, or entities which are variable interest entities in which we are not the primary beneficiary are accounted for under the equity method. Accordingly, our share of the earnings from these equity-method basis companies are included in our consolidated statements of operations and comprehensive (loss) income. As of December 31, 2011, we had investments in four unconsolidated subsidiaries which are VIEs in which we are not the primary beneficiary and therefore account for them under the equity method.

Revenue Recognition—Revenue primarily consists of management fees, performance fees, commission revenue and sales of real estate.

Management fees are primarily comprised of property management fees and base asset management fees. Property management fees are earned for managing the operations of real estate assets and are based on a fixed percentage of the revenues generated from the respective real estate assets. Base asset management fees are earned from limited partners of funds we sponsor and are generally based on a fixed percentage of committed capital or net asset value. These fees are recognized as revenue ratably over the period that the respective services are performed.

Performance fees or carried interest are allocated to the general partner, special limited partner or asset manager of our real estate funds and loan pool participations based on the cumulative performance of the fund and loan pools and are subject to preferred return thresholds of the limited partners and participants. At the end of each reporting period, we calculate the performance fee that would be due to the general partner, special limited partner or asset manager's interests for a fund or loan pool, pursuant to the fund agreement or participation agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as performance fees to reflect either (a) positive performance resulting in an increase in the performance fee allocated to the general partner or asset manager or (b) negative performance that would cause the amount due to us to be less than the amount previously recognized as revenue, resulting in a negative adjustment to performance fees allocated to the general partner or asset manager. Substantially all of the carried interest is recognized in equity in joint venture income and substantially all of the performance fees are recognized in management and leasing fees in our consolidated statements of operations and comprehensive (loss) income. Total performances fees accrued through December 31, 2011 that may be reversed in future periods if there is negative fund performance were $2.5 million. Performance fees recognized during the year ended December 31, 2011 and 2010 were $0.9 million and $1.6 million, respectively.

Commissions primarily consist of acquisition fees, auction and real estate sales commissions and leasing commissions. Acquisition fees are earned for identifying and closing investments on behalf of investors and are based on a fixed percentage of the acquisition price. Acquisition fees are recognized upon the successful completion of an acquisition after all required services have been performed. In the case of auction and real estate sales commissions, the revenue is generally recognized when escrow closes. In accordance with the guidelines established for Reporting Revenue Gross as a Principal versus Net as an Agent in the ASC Subtopic 605-45, we record commission revenues and expenses on a gross basis. Of the criteria listed in the Subtopic 605-45, we are the primary obligor in the transaction, do not have inventory risk, perform all or part of the service, have credit risk, and have wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications. Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond our control are recognized upon the occurrence of such events.

Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer and there is no continuing involvement in the real property. We follow the requirements for profit recognition as set forth by the Sale of Real Estate ASC Subtopic 360-20.

Investments in Joint Ventures—We have a number of joint venture interests, generally ranging from 5% to approximately 50%, that were formed to acquire, manage, and/or sell real estate. Investments in joint ventures which we do not control are accounted for under the equity method of accounting as we can exercise significant influence, but do not have the ability to control the joint venture. An investment in a joint venture is recorded at its initial investment and is increased or decreased by our share of undistributed income or loss, plus additional contributions and less distributions. A decline in the value of an investment in a joint venture that is other than temporary is recognized when evidence indicates that such a decline has occurred in accordance with Equity Method Investments ASC Subtopic 323-10.

Profits on the sale of real estate held by joint ventures in which we have continuing involvement are deferred until such time that the continuing involvement has been concluded and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which we retain an equity ownership interest results in partial sales treatment in accordance with Sale of Real Estate ASC Subtopic 360-20, thus deferring a portion of the gain as a result of our continuing ownership percentage in the joint ventures.

We have three investments in joint ventures, KW Property Fund III, L.P. (KW Fund III), Kennedy Wilson Real Estate Fund IV, L.P. (Fund IV) and SG KW Venture I, LLC (the Funds) that are investment companies under the Investment Companies ASC Subtopic 946-10. Thus, the Funds reflect their investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in their earnings. We have retained the specialized accounting for the Funds pursuant to Retention of Specialized Accounting for Investments in Consolidation ASC Subtopic 810-10 in recording its equity in joint venture income from the Funds.

Additionally, we elected the fair value option for two investments in joint venture entities that were acquired during 2008. We elected to record these investments at fair value to more accurately reflect the timing of the value created in the underlying investments and report those results in current operations.

Fair Value Measurements—We account for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis under the provisions of Fair Value Measurements ASC Subtopic 820-10. Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments in Loan Pool Participations and Notes Receivable—Interest income from investments in loan pool participations and note receivable pools are recognized on a level yield basis under the provisions of Loans and Debt Securities Acquired with Deteriorated Credit Quality ASC Subtopic 310-30, where a level yield model is utilized to determine a yield rate which, based upon projected future cash flows, accretes interest income over the estimated holding period. In the event that the present value of those future cash flows is less than net book value, a loss would be immediately recorded. When the future cash flows of a note cannot be reasonably estimated, cash payments are applied to the cost basis of the note until it is fully recovered before any interest income is recognized.

Derivative Instruments and Hedging Activities—We have joint ventures with derivatives to reduce our exposure to foreign currencies. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative qualifies for hedge accounting, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income, which is a component of the stockholders' equity accounts. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Earnings Per Share—Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share is computed based upon the weighted average number of shares of common stock and potentially dilutive securities outstanding during the periods presented. The dilutive impact of potentially dilutive securities including warrants, convertible securities, and unvested stock which were outstanding during the period is calculated by the "treasury stock" method.

Share-Based Payment Arrangements—We account for our share-based payment arrangements under the provisions of Share-Based Payments ASC Subtopic 718-10. Compensation cost for employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the share-based award that is ultimately settled in our equity. The cost of employee services are recognized over the period during which an employee provides service in exchange for the share-based payment award. Share-based payment arrangements that vest ratably over the requisite service period are recognized on the straight-line basis and performance awards that vest ratably are recognized on a tranche by tranche basis over the performance period. Unrecognized compensation costs for share-based payment arrangements that have been modified are recognized over the original service or performance period.

Fair Value Option—We account for financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings in accordance with the provisions of Fair Value Measurements and Disclosures ASC Subtopic 820-10.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In accordance with Accounting for Uncertainty in Income Taxes ASC Subtopic 740-10, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We record interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations

The following table sets forth items derived from our consolidated statement of operations for the years ended December 31, 2011, 2010, and 2009:

	Year Ended December 31,		
	2011	2010	2009
Revenue			
Management and leasing fees	$ 27,116,000	$21,330,000	$ 19,164,000
Commissions	29,960,000	11,734,000	4,931,000
Sale of real estate	417,000	13,472,000	59,397,000
Rental and other income	5,140,000	4,000,000	2,743,000
Total revenue	62,633,000	50,536,000	86,235,000
Operating Expenses			
Commission and marketing expenses	3,965,000	3,186,000	3,411,000
Compensation and related expenses	41,129,000	38,155,000	24,789,000
Merger related expenses	—	2,225,000	16,120,000
Cost of real estate sold	397,000	11,526,000	41,931,000
General and administrative	14,455,000	11,314,000	6,351,000
Depreciation and amortization	2,798,000	1,618,000	1,122,000
Rental operating expense	3,308,000	1,913,000	1,148,000
Total operating expenses	66,052,000	69,937,000	94,872,000
Equity in joint venture income	12,507,000	10,548,000	8,019,000
Interest income from loan pool participations and notes receivable	7,886,000	11,855,000	—
Operating income (loss)	16,974,000	3,002,000	(618,000)
Non-Operating Income (Expense)			
Interest income	2,306,000	854,000	502,000
Remeasurement gain	6,348,000	2,108,000	—
Gain on early extinguishment of mortgage debt	—	16,670,000	—
Loss on early extinguishment of corporate debt	—	(4,788,000)	—
Interest expense	(20,507,000)	(7,634,000)	(13,174,000)
Other than temporary impairment	—	—	(328,000)
Income (loss) from continuing operations before benefit from (provision for) income taxes	5,121,000	10,212,000	(13,618,000)
Benefit from (provision for) income taxes	2,014,000	(3,727,000)	3,961,000
Income (loss) from continuing operations	7,135,000	6,485,000	(9,657,000)
Income from discontinued operations, net of income taxes	8,000	—	—
Gain from sale of real estate, net of income taxes	335,000	—	—
Net income (loss)	7,478,000	6,485,000	(9,657,000)
Net income attributable to the noncontrolling interests	(1,132,000)	(2,979,000)	(5,679,000)
Net income (loss) attributable to Kennedy-Wilson Holdings, Inc.	6,346,000	3,506,000	(15,336,000)
Preferred stock dividends and accretion of issuance costs	(8,744,000)	(4,558,000)	—
Net income (loss) attributable to Kennedy Wilson Holdings, Inc. common shareholders	$ (2,398,000)	$ (1,052,000)	$(15,336,000)
EBITDA[1]	$ 66,122,000	$48,108,000	$ 18,620,000
Adjusted EBITDA[2]	$ 71,177,000	$58,427,000	$ 37,054,000

Additionally, we use certain non-GAAP measures to analyze our business, they include EBITDA[1] and Adjusted EBITDA[2] calculated as follows:

	Year Ended December 31,		
	2011	2010	2009
Net income (loss)	$ 7,478,000	$ 6,485,000	$ (9,657,000)
Add back:			
Interest expense	20,507,000	7,634,000	13,174,000
Kennedy-Wilson's share of interest expense included in investment in joint ventures and loan pool participations	23,453,000	13,802,000	10,468,000
Depreciation and amortization	2,798,000	1,618,000	1,122,000
Kennedy-Wilson's share of depreciation and amortization included in investment in joint ventures	13,900,000	10,054,000	7,474,000
Loss on early extinguishment of corporate debt	—	4,788,000	—
Income taxes	(2,014,000)	3,727,000	(3,961,000)
EBITDA[1]	66,122,000	48,108,000	18,620,000
Add back:			
Merger related expenses, including compensation related and general and administrative	—	2,225,000	16,120,000
Stock based compensation	5,055,000	8,094,000	2,314,000
Adjusted EBITDA[2]	$71,177,000	$58,427,000	$37,054,000

(1) EBITDA represents net income (loss) before interest expense, our share of interest expense included in income from investments in joint ventures and loan pool participations, depreciation and amortization, our share of depreciation and amortization included in income from investments in joint ventures, loss on early extinguishment of corporate debt and income taxes. We do not adjust EBITDA for gains or losses on the extinguishment of mortgage debt as we are in the business of purchasing discounted notes secured by real estate and, in connection with these note purchases, we may resolve these loans through discounted payoffs with the borrowers. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. EBITDA is not calculated under GAAP and should not be considered in isolation or as a substitute for net income, cash flows or other financial data prepared in accordance with GAAP or as a measure of our overall profitability or liquidity. Our management believes EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

(2) Adjusted EBITDA represents EBITDA, as defined above, adjusted to exclude merger related expenses and stock based compensation expense. Our management uses Adjusted EBITDA to analyze our business because it adjusts EBITDA for items we believe do not have an accurate reflection of the nature of our business going forward. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe Adjusted EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

However, EBITDA and Adjusted EBITDA are not recognized measurements under GAAP and when analyzing our operating performance, readers should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for our management's discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA and Adjusted EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The following summarizes revenue, operating expenses, non-operating expenses, operating income (loss) and net income (loss) and calculates EBITDA[1] and Adjusted EBITDA[2] by our services, investments, and corporate operating segments years ended December 31, 2011, 2010, and 2009:

	Year Ended December 31,		
	2011	2010	2009
Services			
Management and leasing fees and commissions	$ 57,076,000	$ 33,064,000	$ 24,095,000
Operating expenses	31,499,000	23,701,000	20,569,000
Operating income	25,577,000	9,363,000	3,526,000
Net income	25,577,000	9,363,000	3,526,000
Add back:			
Depreciation and amortization	143,000	117,000	70,000
EBITDA and Adjusted EBTIDA[1][2]	$ 25,720,000	$ 9,480,000	$ 3,596,000

	Year Ended December 31,		
	2011	2010	2009
Investments			
Rental and other income and sale of real estate[3]	$ 5,557,000	$ 17,472,000	$ 62,114,000
Operating expenses	21,722,000	27,585,000	50,377,000
Equity in income of joint ventures	12,507,000	10,548,000	8,019,000
Income from loan pool participations and notes receivable	7,886,000	11,855,000	—
Operating income	4,228,000	12,290,000	19,756,000
Interest income—related party	2,021,000	—	—
Remeasurement gain	6,348,000	2,108,000	—
Gain on extinguishment of debt	—	16,670,000	—
Interest expense	(1,552,000)	(676,000)	(5,106,000)
Other than temporary impairment	—	—	(328,000)
Income (loss) from continuing operations	11,045,000	30,392,000	14,322,000
Income from discontinued operations, net of income taxes	8,000	—	—
Gain from sale of real estate	335,000	—	—
Net income	11,388,000	30,392,000	14,322,000
Add back:			
Interest expense	1,552,000	676,000	5,106,000
Kennedy-Wilson's share of interest expense included in investment in joint ventures and loan pool participation	23,453,000	13,802,000	10,468,000
Depreciation and amortization	2,420,000	1,342,000	919,000
Kennedy-Wilson's share of depreciation and amortization included in investment in joint ventures	13,900,000	10,054,000	7,474,000
EBITDA and Adjusted EBTIDA[1][2]	$ 52,713,000	$ 56,266,000	$ 38,289,000

	Year Ended December 31, 2011	2010	2009
Corporate			
Revenue	$ —	$ —	$ 26,000
Operating expenses	12,831,000	18,651,000	23,926,000
Operating loss	(12,831,000)	(18,651,000)	(23,900,000)
Interest income	285,000	192,000	102,000
Interest income—related party	—	662,000	400,000
Loss on early extinguishment of debt	—	(4,788,000)	—
Interest expense	(18,955,000)	(6,958,000)	(8,068,000)
Provision for income taxes	2,014,000	(3,727,000)	3,961,000
Net loss	(29,487,000)	(33,270,000)	(27,505,000)
Add back:			
Interest expense	18,955,000	6,958,000	8,068,000
Depreciation and amortization	235,000	159,000	133,000
Loss on early extinguishment of debt	—	4,788,000	—
Provision for income taxes	(2,014,000)	3,727,000	(3,961,000)
EBITDA[1]	(12,311,000)	(17,638,000)	(23,265,000)
Add back:			
Merger related compensation and related expenses	—	2,225,000	16,120,000
Stock based compensation	5,055,000	8,094,000	2,314,000
Adjusted EBITDA[2]	$ (7,256,000)	$ (7,319,000)	$ (4,831,000)

(1) EBITDA represents net income (loss) before interest expense, our share of interest expense included in income from investments in joint ventures and loan pool participations, depreciation and amortization, our share of depreciation and amortization included in income from investments in joint ventures, loss on early extinguishment of corporate debt and income taxes. We do not adjust EBITDA for gains or losses on the extinguishment of mortgage debt as we are in the business of purchasing discounted notes secured by real estate and, in connection with these note purchases, we may resolve these loans through discounted payoffs with the borrowers. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. EBITDA is not calculated under GAAP and should not be considered in isolation or as a substitute for net income, cash flows or other financial data prepared in accordance with GAAP or as a measure of our overall profitability or liquidity. Our management believes EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

(2) Adjusted EBITDA represents EBITDA, as defined above, adjusted to exclude merger related expenses and stock based compensation expense. Our management uses Adjusted EBITDA to analyze our business because it adjusts EBITDA for items we believe do not have an accurate reflection of the nature of our business going forward. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe Adjusted EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

However, EBITDA and Adjusted EBITDA are not recognized measurements under GAAP and when analyzing our operating performance, readers should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for our management's discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA and Adjusted EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

(3) Consolidated results.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The following compares results of operations for the years ended December 31, 2011 and December 31, 2010 and years ended December 31, 2010 and December 31, 2009.

Our Consolidated Financial Results and Comparison of the Years Ended December 31, 2011 and 2010

Our revenues for the year ended December 31, 2011 and 2010 were $62.6 million and $50.5 million, respectively. Total operating expenses for the same periods were $66.1 million and $69.9 million, respectively. Net loss attributable to our common shareholders was $2.4 million and $1.1 million in 2011 and 2010, respectively. Adjusted EBITDA was $71.2 million and $58.4 million in 2011 and 2010, respectively.

Revenues

Services Segment Revenues

Third Party Services—These are management and leasing fees as well as commissions earned from third parties and relate to assets in which we do not have an ownership interest.

Our third party management and leasing services generated revenues of $12.6 million in 2011 compared to approximately $8.9 million in 2010. The increase primarily relates to our acquisitions of the real estate investment management division of the Bank of Ireland and the UK-based loan pool, which provided additional asset management fees of $3.4 million in the year ended December 31, 2011.

In 2011, our third party commission revenues stayed fairly consistent with prior year at $5.8 million compared to approximately $6.4 million in 2010.

Related Party Services—These are management and leasing fees as well as commissions earned from our equity partners and relate to assets in which we have an ownership interest.

Our related party management and leasing services generated revenues of $14.5 million in 2011 compared to approximately $12.4 million in 2010. The increase is due to a full year of asset management fees earned on acquisitions in 2010 and additional fees earned on 2011 acquisitions.

In 2011, our related party commission revenues were $24.2 million compared to approximately $5.4 million in 2010. The increase in commission revenue was primarily driven by $13.3 million of fees related to the acquisition of the $2.2 billion UK-based loan portfolio and $8.3 million of fees related to the $1.5 billion recapitalization of the Bank of Ireland.

Investments Segment Revenues—Rental and other income increased to $5.1 million in 2011 from $4.0 million in 2010. The $1.1 million increase is due to Kennedy-Wilson's foreclosure on four assets in the consolidated loan portfolio and the 100% acquisition of equity acquired in an approximate 200,000 square foot office portfolio in Oakland, California in 2011.

Sale of real estate decreased to $0.4 million in 2011 from $13.5 million in 2010. The decrease is primarily attributable to the sale of a controlling interest in land in Kent, Washington in 2011 as compared to the sale of 11 condominium units in Southern California and the sale of a 50% interest in an apartment project in Northern California in 2010.

Operating Expenses

Operating expenses in 2011 were approximately $65.7 million (not including cost of real estate sold), as compared to $58.4 million in 2010. This increase in operating expenses is a result of the growth in the size of our company as well as the increase in revenues. Revenues before sales of real estate increased approximately 68% in 2011 as compared to 2010 while operating expenses before cost of real estate sold increased only 12% in 2011 as compared to 2010. Additionally, Adjusted EBITDA grew by 21.8% from year over year.

Services Segment Operating Expenses—Commissions and marketing expenses increased to $4.0 million in 2011 from $3.2 million in 2010. The increase is primarily attributable to commissions related to raising capital.

Compensation and related expenses were approximately $20.6 million in 2011, as compared to $15.4 million in 2010. The increase is primarily attributed to discretionary compensation paid to employees which is commensurate with the increase in our services segment Adjusted EBITDA in 2011 as compared to 2010.

General and administrative expenses were $6.7 million in 2011 as compared to $5.0 million in 2010. The increase is primarily related to increased general and administrative expenses required to support the growth in our company and the associated growth in service revenues.

Investments Segment Operating Expenses—Compensation and related expenses were approximately $11.4 million in 2011 as compared to $9.3 million in 2010. The increase is primarily attributable to discretionary compensation paid to employees.

Cost of real estate sold decreased to $0.4 million in 2011 from $11.5 million in 2010. The decrease is primarily attributable to the sale of a controlling interest in land in Kent, Washington in 2011 as compared to the sale of 11 condominium units in southern California and the sale of a 50% interest in an apartment project in northern California in 2010.

Rental operating expenses in 2011 and 2010 were approximately $3.3 million and $1.9 million, respectively, an increase of 73% from 2010 to 2011. The increase is due to Kennedy-Wilson's foreclosure on four assets in the consolidated loan portfolio and the acquisition of the outstanding partnership interests to achieve ownership of an approximate 200,000 square foot office portfolio in Oakland, California in 2011.

General and administrative expenses were $4.1 million in 2011 as compared to $3.5 million in 2010. The increase is primarily related to increased general and administrative expenses required to support the growth in our company and the associated equity in income generated from our investment segment.

Depreciation and amortization expense increased to $2.4 million in 2011, a 80% increase from $1.3 million in 2010. The increase is primarily attributable to Kennedy-Wilson's foreclosure on four assets in the consolidated loan portfolio and the acquisition of the outstanding partnership interests to achieve ownership of an approximate 200,000 square foot office portfolio in Oakland, California, in 2011.

Corporate Operating Expenses—Compensation and related expenses were approximately $9.1 million in 2011, as compared to $13.4 million in 2010. The decrease is primarily related to $5.1 million of stock compensation expense in 2011 as compared to $8.1 million in 2010 associated with the 2009 Equity Participation Plan.

Merger related expenses were $2.2 million for the year ended December 31, 2010. These were costs incurred in connection with the Merger.

General and administrative expenses were $3.6 million in 2011, as compared to $2.8 million in 2010. The increase is primarily related to increased general and administrative expenses required to support the growth in our company.

Investments Segment Equity in Joint Venture Income—Investments in joint ventures generated income of $12.5 million in 2011, an increase of $2.0 million from income of $10.5 million recorded in 2010, due primarily to $4.3 million of unrealized fair value gains recognized in 2011 versus $6.2 million in 2010. This decrease in fair value gains recognized was offset by improved operating results at the joint venture level due to decreased financing costs achieved in refinances that took place in 2010 and 2011. In order to get a more accurate picture of cash available for distribution at the joint venture, we look at equity in joint venture income before of our share of depreciation included in investment in joint ventures. Our share of depreciation generated at the joint venture level was $13.9 million for 2011 and $10.1 million for 2010, respectively.

Investments Segment Income from Loan Pool Participations and Notes Receivable—Income from loan pool participations and notes receivable generated income of $7.9 million in 2011 as compared to $11.9 million in 2010. This can be attributed to a decrease in accretion income recognized on our loan pools purchased during 2010 due to an increase in the estimated resolution periods as well as foreclosure on certain underlying real estate collateral. Additionally, the 2011 results only include two months of accretion related to our investment in the UK-based loan pool. We expect accretion related to that investment to grow in 2012.

Non-Operating Items—Remeasurement gain was $6.3 million for the year ended December 31, 2011 compared to $2.1 million for the same period in 2010. The remeasurement gain in 2011 is primarily attributed to a gain recognized in connection with the purchase of a 200,000 square foot office portfolio in Oakland, California with a fair value in excess of the price paid as compared to the purchase of a controlling joint venture interest in a project in Northern California with a fair value in excess of the price paid during the same period in 2010.

We achieved a gain on early extinguishment of debt of $16.7 million in 2010 related to the purchase of debt on a 2,700 acre ranch in Hawaii at a discount. No such gain was recorded in 2011.

Loss on early extinguishment of debt was $4.8 million for 2010. The loss was related to the early extinguishment of convertible subordinated debt at an amount that was above face value and the associated decrease in the value of the beneficial conversion feature. No similar loss was recorded in 2011.

Interest expense was $20.5 million in 2011 as compared to $7.6 million in 2010. The increase is primarily attributable to the $250 million senior notes issued in April 2011 bearing interest at a rate of 8.75%. Additionally, in 2010, we paid off our convertible subordinated note.

Benefit from income taxes was $2.0 million in 2011 as compared to a provision for income taxes of $3.7 million in 2010. During 2011, a majority of our taxable income was earned directly by our Irish subsidiaries which are taxed at the foreign tax rate of 12.5%, resulting in a rate differential and benefit from income taxes. During 2010, a majority of our income was earned directly in the United States which is taxed at the federal rate of approximately 34%.

Income from discontinued operations was $0.3 million in 2011. The income relates to the foreclosure sale of a property from our consolidated loan pool.

We had net income of $1.1 million attributable to a non-controlling interest in 2011 compared to $3.0 million in 2010. The decrease is primarily due to the 2010 allocation to the noncontrolling interest in the income of the loan pool participations for reasons described above.

Our Consolidated Financial Results and Comparison of the Years Ended December 31, 2010 and 2009

Our revenues for the year ended December 31, 2010 and 2009 were $50.5 million and $86.2 million, respectively. Total operating expenses for the same periods were $69.9 million and $94.9 million, respectively. Net loss attributable to our common shareholders was $1.1 million and $15.3 million in 2010 and 2009, respectively. Adjusted EBITDA was $58.4 million and $37.1 million in 2010 and 2009, respectively.

Revenues

Services Segment Revenues

Third Party Services—These are management and leasing fees as well as commissions earned from third parties and relate to assets in which we do not have an ownership interest.

Our third party management and leasing generated revenues was $8.9 million in 2010 compared to approximately $9.0 million in 2009. Year over year, our third party management and leasing revenue stayed fairly consistent as we saw increased opportunity in the investment management side of our services business.

In 2010, our third party commission revenues was $6.4 million compared to approximately $4.2 million in 2009. The increase in third party commission revenue was primarily related to a $1.9 million or 46% increase in auction fees from increased auction sales in 2010 versus 2009.

Related Party Services—These are management and leasing fees as well as commissions earned from our equity partners and relate to assets in which we have ownership interest.

Our related party management and leasing generated revenues was $12.4 million in 2010 compared to approximately $10.1 million in 2009. Comparing the two years, management and leasing fees increased $2.2 million or 11% which is primarily due to increased asset management fees generated from the increased acquisition activity.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

In 2010, our related party commission revenues was $5.4 million compared to approximately $0.7 million in 2009. The increase is primarily due to $3.0 million or 304% increase in acquisition fees related to the increased acquisition activity in our investment business.

Investments Segment Revenues

Rental income increased 46% to $4.0 million in 2010 from $2.7 million in 2009. The increase can be primarily attributed to the temporary control and consolidation of one of our multifamily investments that resulted in $1.2 million of consolidated rental income.

Sale of real estate decreased to $13.5 million in 2010 from $59.4 million in 2009. The decrease can be primarily attributed to the sale of the remaining 11 condominium units in Southern California and the sale of a 50% interest in an apartment project in Northern California in 2010 versus the sale of 138 condominium units and land in southern California in 2009.

Operating Expenses

Operating expenses in 2010 were approximately $58.4 million (not including cost of real estate sold), as compared to $52.9 million in 2009. This increase of 10% was primarily due to the costs associated with being a public company for a full year in 2010 as compared to a few months in 2009.

Services Segment Operating Expenses—Commissions and marketing expenses decreased to $3.2 million in 2010, a 7% decrease from $3.4 million in 2009. The change in commission and marketing expense generally correlates with the change in auction fee revenue, as the auction business incurs the majority of the commission and marketing expense. However, in 2010, auction fee revenue increased 46% while auction commissions and marketing expense only increased 11%. This change is due to initiatives in our company to operate our business units more efficiently.

Compensation and related expenses were approximately $15.4 million in 2010, as compared to $13.2 million in 2009. The increase can be primarily attributed to discretionary compensation paid to employees which is commensurate with the increase in our services segment Adjusted EBITDA in 2010 as compared to 2009.

General and administrative expenses were $5.0 million in 2010 as compared to $3.9 million in 2009. The increase is primarily related to increased general and administrative expenses required to support the growth in our company and the associated service revenues.

Investments Segment Operating Expenses—Compensation and related expenses were approximately $9.3 million in 2010 as compared to $5.3 million in 2009. The increase can be primarily attributed to discretionary compensation paid to employees which is commensurate with the increase in our investment segment Adjusted EBITDA in 2010 as compared to 2009.

Cost of real estate sold decreased to $11.5 million in 2010 from $41.9 million in 2009. The decrease can be primarily attributed to the sale of the remaining 11 condominium units in Southern California and the sale of a 50% interest in an apartment project in Northern California in 2010 versus the sale of 138 condominium units and land in Southern California in 2009.

Rental operating expenses in 2010 and 2009 were approximately $1.9 million and $1.1 million, respectively, an increase of 67% from 2009 to 2010. The increase can be primarily attributed to the temporary control and consolidation of one of our multifamily investments that resulted in $0.6 million of consolidated rental operating expenses during 2010.

General and administrative expenses were $3.5 million in 2010 as compared to $1.3 million in 2009. The increase is primarily related to increased general and administrative expenses required to support the growth in our company and the associated equity in income generated from our investment segment.

Depreciation and amortization expense increased to $1.6 million in 2010, a 44% increase from $1.1 million in 2009. The increase can be primarily attributed to the temporary control and consolidation of one of our multifamily investments that resulted in $0.4 million of consolidated depreciation expense during 2010.

Other Operating Expenses—Compensation and related expenses were approximately $13.4 million in 2010, as compared to $6.3 million in 2009. The increase is primarily related to $8.1 million of stock compensation expense in 2010 as compared to $2.3 million in 2009 associated with the 2009 Equity Participation Plan.

Merger related expenses were $2.2 million and related to compensation for 2010 as compared to $16.1 million in 2009, which comprised of $12.5 million related to compensation and related expenses and $3.7 million related to general and administrative expenses. These were costs incurred in connection with the Merger.

General and administrative expenses were $2.8 million in 2010, as compared to $1.1 million in 2009. The increase is primarily related to the cost of being a public company for an entire year in 2010 as compared to a couple of months in 2009. Increases can specifically be attributed to audit and accounting fees and legal fees.

Investments Segment Equity in Joint Venture Income—Investments in joint ventures generated income of $10.5 million in 2010, a increase of $2.5 million or 32% from income of $8.0 million recorded in 2009, due primarily to $6.2 million of unrealized fair value gains recognized in 2010 versus $2.7 million in 2009. In order to get a more accurate picture of cash available for distribution at the joint venture, we look at equity in joint venture income before our share of depreciation included in investment in joint ventures. Our share of depreciation generated at the joint venture level was $10.1 million for 2010 and $7.5 million for 2009, respectively.

Investments Segment Income from Loan Pool Participations and Notes Receivable—Income from loan pool participations and notes receivable generated income of $11.9 million for 2010 as compared to no income for 2009. The increase can be attributed to accretion income recognized on the purchased loan pools, with equity partners and wholly owned, of over $650 million of unpaid principal balance.

Non-Operating Items—Remeasurement gain was $2.1 million for 2010 compared to no gain for 2009. The gain was related to the purchase of a controlling joint venture interest in a project in Northern California with fair value in excess of the purchase price. There was no such gain in 2009.

Gain on early extinguishment of debt was $16.7 million for 2010 compared to no gain for 2009. The gain was related to the purchase of debt on a 2,700 acre ranch in Hawaii at a discount.

Loss on early extinguishment of debt was $4.8 million for 2010 compared to no loss for 2009. The loss was related to the early extinguishment of the convertible subordinated debt at an amount that was above face value and the associated decrease in the value of the beneficial conversion feature.

Interest expense was $7.6 million in 2010, a decrease of 42% compared to $13.2 million in 2009. The decrease can be primarily attributed to $2.9 million of interest expense incurred on the acquisition and sale of a condominium project in Southern California in 2009 as compared to no interest expense incurred in 2010. Also in 2010, we paid off our convertible subordinated note and paid down debt on an apartment project in Southern California which resulted in a decrease of approximately $2.0 million of interest in 2010 as compared to 2009.

We had net income of $3.0 million attributable to a non-controlling interest in 2010 compared to $5.7 million in 2009. The decrease is primarily due to the allocation to the noncontrolling interest in the income related to the sale of the condominium units in Southern California during 2009.

Liquidity and Capital Resources

Our liquidity and capital resources requirements include expenditures for joint venture investments, real estate held for sale, distressed debt and working capital needs. Historically, we have not required significant capital resources to support our brokerage and property management operations. We finance these operations with internally generated funds, borrowings under our revolving line of credit and sales of equity and debt securities. Our investments in real estate are typically financed by mortgage loans secured primarily by that real estate. These mortgage loans are generally nonrecourse in that, in the event of default, recourse will be limited to the mortgaged property serving as collateral. In some cases, we guarantee a portion of the loan related to a joint venture investment, usually until some condition, such as completion of construction or leasing or certain net operating income criteria, has been met. We do not expect these guarantees to materially affect liquidity or capital resources.

During the year ended December 31, 2011, the Company earned $20.0 million related to operations in the United Kingdom and Ireland. Foreign taxes of $2.6 million are included in the consolidated tax provision for income taxes related to the portion of income earned directly by the United Kingdom and Ireland subsidiaries for the year ended December 31, 2011. U.S. domestic taxes have not been provided for in the consolidated tax provision on amounts earned directly by these subsidiaries since it is the Company's plan to indefinitely invest amounts earned by these subsidiaries in the United Kingdom and Ireland operations. If these subsidiaries' earnings were repatriated to the United States additional U.S. domestic taxes of $4.2 million would be incurred. Additionally, approximately $16 million of our consolidated cash and cash equivalents is held by our United Kingdom and Irish subsidiaries.

Cash Flows

Net cash used in operating activities totaled $6.0 million for the year ended December 31, 2011, which primarily included net income of $7.5 million, operating distributions from joint ventures of $3.6 million, operating distributions from loan pool participations of $2.4 million and stock compensation expense of $5.1 million offset by a fair value remeasurement gain of $6.3 million related to acquisition of 100% of the equity in the office portfolio, equity in joint venture income of $12.5 million and accretion of income on loan pool participation of $6.7 million.

For the year ended December 31, 2011 Kennedy Wilson used $198.1 million for investing activities. During 2011, Kennedy Wilson advanced Bay Area Smart Growth Fund II, LLC, an equity method investment and related party, an additional $1.0 million, bearing interest at a rate of 10%. The outstanding principal balance of $2.0 million was collected during 2011. Kennedy Wilson also advanced an additional $1.0 million, bearing interest at a rate of 9%, to 5th and Madison, LLC, an equity method investment and related party. In addition, $24.1 million was issued and advanced to and $1.9 million was collected from KW Property Fund II, LP, an equity method investment and related party. The note bears interest at a rate of 15%. Kennedy Wilson also advanced $9.1 million and collected $1.0 million from KW Property Fund I, LP an equity method investment and related party. Kennedy Wilson issued and advanced, through a promissory note, $6.1 million to a certain borrower, secured by a 16-unit condominium property in Los Angeles, California bearing interest at a rate of 12%. In addition $3.6 million was received related to the payoff of one loan in the loan pool.

During the year ended December 31, 2011, Kennedy Wilson sold one of the properties it had foreclosed upon which had served as collateral for the loans within the loan pool. As a result of the sale of the property, net proceeds of $6.6 million were received and a gain of $0.3 million was recognized. In addition, a piece of land was sold during 2011 and net proceeds of $0.4 million were received and an immaterial gain recognized.

Also during the year ended December 31, 2011, Kennedy Wilson invested $32.8 million in 234.0 million units of ordinary stock of the Bank of Ireland.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

During the year ended December 31, 2011, Kennedy Wilson received $32.7 million in capital distributions from its joint ventures. Fourteen new joint ventures were formed during 2011 and Kennedy-Wilson invested $63.6 million into them. Additional contributions to existing joint ventures totaled $40.3 million. Of this amount, $8.1 million was used by a few joint ventures to pay down or refinance existing debt, $14.2 million was contributed to joint venture in Japan for the purposes of refinancing a large portion of the Japanese multifamily portfolio, $10.3 million to increase Kennedy Wilson's interest in a project in Northern California, $2.0 million to increase its investment in Elkhorn Partners.

During the year ended December 31, 2011, Kennedy Wilson contributed $127.6 million and acquired an interest in a portfolio consisting of 58 performing loans with 24 borrowers secured by real estate located in the United Kingdom. Subsequent to the acquisition, Kennedy Wilson sold a portion of its interest in the loan pools and received $66.8 million in distributions from the loan pool participation of which $0.4 million was recognized as a gain from the sale of the loan pool participation. Additionally, during 2011 Kennedy Wilson contributed $2.9 million in a loan portfolio comprised of nine nonperforming loans secured by eight retail properties located in Southern California.

For the year ended December 31, 2011, Kennedy Wilson had net cash provided by financing activities of $272.6 million. Kennedy Wilson, Inc. issued $250 million of senior notes with a stated interest rate of 8.75% payable on April 1 and October 1 of each year and maturing in April 2019. These notes were issued in two offerings. The first offering was issued at a discount, with an aggregate principal amount of $200 million, and an effective yield of 8.875%. The second offering was issued at a premium, with an aggregate principal amount of $50 million, and an effective yield of 8.486%. Total proceeds received from the offerings were $249.3 million. Debt issuance costs and fees paid as a result of these issuances totaled $7.2 million.

During the year ended December 31, 2011, Kennedy Wilson borrowed an additional $74.0 million on its line of credit and repaid in full the outstanding balance of $101.8 million on its line of credit. In addition, Kennedy Wilson paid off the outstanding balance of $24.8 million on its notes payable which were incurred primarily in connection with the acquisition of joint venture investments.

In connection with the acquisition of the 100% interest in the office portfolio in Oakland, California, Kennedy Wilson assumed a mortgage loan with a fair value of $16.0 million. Subsequent to the acquisition, the loan was repaid in full through proceeds from Kennedy Wilson and a refinancing of $12.0 million which bears interest at a fixed rate of 6.75% and matures in June 2016. Additionally, during the year ended December 31, 2011, Kennedy Wilson entered into a mortgage loan payable for $5.0 million secured by its 2,700-acre ranch in Hawaii. The note bears interest at the First Hawaiian Bank Prime Rate plus 2.50%, is interest only, and matures in April 2014. The loan was repaid in full during 2011. Kennedy Wilson also paid off a $2.9 million mortgage loan secured by an office building in Japan which carried a variable interest rate of the long-term prime lending rate plus 3.50%. Principal repayments of $10.6 million were made towards the mortgage loans in connections with the loan participation, which requires principal repayments based on release prices for settled loans in the loan participation.

During the year ended December 31, 2011, Kennedy Wilson issued, in a private placement, 4.8 million shares of the Company's common stock to an institutional investor and preferred shareholder, with total proceeds received of $51.4 million. Additionally, during 2011, Kennedy Wilson completed a secondary offering of 6.9 million shares of its common stock, which raised $71.7 million of net proceeds.

During 2010, Kennedy Wilson issued two series of Convertible Cumulative Preferred stock: Series A (100,000 shares) and Series B (32,550 shares). The Series A and Series B Preferred Stock have dividend rates of 6.0% and 6.452%, respectively, payable quarterly. During the year ended December 31, 2011, Kennedy Wilson paid cash dividends on the Series A and Series B preferred stock totaling $6.0 million and $2.1 million, respectively. Additionally, during the year ended December 31, 2011, Kennedy Wilson declared cash dividends on its common stock of $5.7 million and paid common dividends of $3.6 million.

The Board of Directors of Kennedy Wilson has authorized a warrant repurchase program enabling Kennedy Wilson to repurchase up to 12.5 million of its outstanding warrants. During the year ended December 31, 2011, Kennedy Wilson repurchased a total of 3.4 million shares of its outstanding warrants for total consideration of $6.1 million.

During the year ended December 31, 2011, contributions from noncontrolling interests totaled $4.5 million offset by distributions paid to them of $5.1 million.

We believe that existing cash and cash equivalents plus capital generated from property management and leasing, brokerage, sales of real estate owned, collections from notes receivable, as well as our current line of credit, will provide us with sufficient capital requirements for at least the next 12 months.

To the extent that we engage in additional strategic investments, including real estate, note portfolios, or acquisitions of other real estate related companies, we may need to obtain third-party financing which could include bank financing or the public sale or private placement of debt or equity securities.

Under our current joint venture strategy, we generally contribute property expertise and a fully funded initial cash contribution, without committing to providing additional funding. Capital required for additional improvements and supporting operations during leasing and stabilization periods is generally obtained at the time of acquisition via debt financing or third party investors. Accordingly, we generally do not have significant capital commitments with unconsolidated entities. However, there may be certain circumstances when we, usually with the other members of the joint venture entity, may be required to contribute additional capital for a limited period of time.

Our need, if any, to raise additional funds to meet our capital requirements will depend on many factors, including the success and pace of the implementation of our strategy for growth. We regularly monitor capital raising alternatives to be able to take advantage of other available avenues to support our working capital and investment needs, including strategic partnerships and other alliances, bank borrowings, and the sale of equity or debt securities. We expect to meet the repayment obligations of senior notes payable and borrowings under lines of credit from cash generated by our business activities, including the sale of assets and the refinancing of debt.

Contractual Obligations and Commercial Commitments

At December 31, 2011, our contractual cash obligations, including debt, lines of credit, and operating leases included the following:

					Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Contractual obligations					
Borrowings:[1]					
Mortgage loans payable	$ 30,748,000	$ —	$ 4,656,000	$12,523,000	$ 13,569,000
Subordinated debt	40,000,000	—	—	—	40,000,000
Senior notes	250,000,000	—	—	—	250,000,000
Total borrowings	320,748,000	—	4,656,000	12,523,000	303,569,000
Operating leases	9,169,000	2,057,000	5,434,000	1,678,000	—
Total contractual cash obligations	$329,917,000	$2,057,000	$10,090,000	$14,201,000	$303,569,000

(1) See Notes 12–17 of our Notes to Consolidated Financial Statements. Figures do not include scheduled interest payments. Assuming each debt obligation is held until maturity, we estimate that we will make the following interest payments: Less than 1 year—$27,097,000; 1–3 years—$80,772,000; 4–5 years—$50,510,000; After 5 years: $58,125,000. The interest payments on variable rate debt have been calculated at the interest rate in effect as of December 31, 2011.

Significant Indebtedness

Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay our obligations as they become due. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase.

In 2007, Kennedy-Wilson issued junior subordinated debentures in the amount of $40.0 million. The debentures were issued to a trust established by Kennedy-Wilson, which contemporaneously issued $40.0 million of trust preferred securities to Merrill Lynch International. The interest rate on the debentures is fixed for the first ten years at 9.06%, and variable thereafter at LIBOR plus 3.70%. Interest is payable quarterly with the principal due in 2037. Prior to April 30, 2012, Kennedy-Wilson may redeem the debentures upon a Special Event, as defined in the debentures, at a redemption price equal to 107.5% of the outstanding principal amount. After April 30, 2012, Kennedy-Wilson may redeem the debentures, in whole or in part, on any interest payment date at par.

In July 2010, Kennedy-Wilson entered into a new unsecured revolving credit facility with U.S. Bank and East West Bank, which effectively increased its existing revolving credit facility from $30.0 million to $75.0 million, extended the maturity date to August 2013, and established an interest rate floor of 4%. The facility is available for acquisitions and working capital. The facility bears interest at rates ranging from LIBOR plus 2.50% to LIBOR plus 3.00%, with a floor of 4%. As of December 31, 2011, there were no amounts outstanding under the unsecured revolving credit facility.

In April 2011, Kennedy-Wilson, Inc., a wholly-owned subsidiary of Kennedy-Wilson, issued $200.0 million in aggregate principal amount of its 8.750% senior notes due 2019, for approximately $198.6 million, net of discount. An additional $50.0 million in aggregate principal amount of its 8.75% senior notes due 2019, was issued for approximately $50.8 million, net of premium. Collectively, the issuances are referred to as "the Notes." The terms of the Notes are governed by an indenture, dated as of April 5, 2011, by and among the issuer, Kennedy-Wilson, as parent guarantor; certain subsidiaries of the issuer, as subsidiary guarantors; and Wilmington Trust FSB, as trustee. The Notes bear interest at 8.750% per annum. Interest is payable on April 1 and October 1 of each year, beginning on October 1, 2011, until the maturity date of April 1, 2019. The issuer's obligations under the Notes are fully and unconditionally guaranteed by Kennedy-Wilson and the subsidiary guarantors. At any time prior to April 1, 2015, the issuer may redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount, plus an applicable "make-whole" premium and accrued and unpaid interest, if any, to the redemption date. At any time and from time to time on or after April 1, 2015, the issuer may redeem the Notes, in whole or in part, at the redemption prices specified in the indenture. Until April 1, 2014, the issuer may choose to redeem the Notes in an amount not to exceed in aggregate 35% of the original principal amount of the Notes together with any additional Notes issued under the indenture with money the issuer or Kennedy-Wilson raise in certain equity offerings. The amount of the 8.75% Notes included in the consolidated balance sheets, net of unamortized discount and premium, was $249.4 million at December 31, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The junior subordinated debentures, the unsecured credit facility with U.S. Bank and East West Bank, and the indenture governing the 8.75% senior notes contain numerous restrictive covenants that, among other things, limit Kennedy-Wilson's ability to incur additional indebtedness, pay dividends or make distributions to stockholders, repurchase capital stock or debt, make investments, sell assets or subsidiary stock, create or permit liens on assets, engage in transactions with affiliates, enter into sale/leaseback transactions, issue subsidiary equity and enter into consolidations or mergers. The unsecured credit facility and junior subordinated debentures also require Kennedy-Wilson to maintain a minimum tangible net worth and a specified amount of cash and cash equivalents.

The junior subordinated debentures require Kennedy-Wilson to maintain (i) a fixed charge coverage ratio (as defined in the indenture governing our junior subordinated debentures) of not less than 1.75 to 1.00, measured on a four-quarter rolling basis, and (ii) a ratio of total debt to net worth (as defined in the indenture governing the junior subordinated debentures) of not greater than 3.00 to 1.00 at anytime. As of the most recent quarter end, Kennedy-Wilson's fixed charge coverage ratio was 3.42 to 1.00 and its ratio of total debt to net worth was 0.78 to 1.00.

The unsecured credit facility also requires Kennedy-Wilson to maintain (i) a minimum rent adjusted fixed charge coverage ratio (as defined in the unsecured credit facility) of not less than 1.75 to 1.00, measured on a four-quarter rolling average basis and (ii) a maximum balance sheet leverage (as defined in the unsecured credit facility) of not greater than 1.50 to 1.00, measured at the end of each calendar quarter. As of the most recent quarter end, Kennedy-Wilson's adjusted fixed charge coverage ratio was 2.37 to 1.00 and its maximum balance sheet leverage was 0.75 to 1.00.

The indenture governing the 8.75% senior notes limits Kennedy-Wilson's ability to incur additional indebtedness if, on the date of such incurrence and after giving effect to the new indebtedness, Kennedy-Wilson's maximum balance sheet leverage ratio (as defined in the indenture) is greater than 1.50 to 1.00. This ratio is measured at the time of incurrence of additional indebtedness. During 2011, Kennedy-Wilson was in compliance with this ratio.

Off-Balance Sheet Arrangements

Guarantees—We have provided guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) we could be required to make under the guarantees was approximately $26.7 million at December 31, 2011. The guarantees expire by the year end of 2016 and our performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. If we were to become obligated to perform on these guarantees, it could have an adverse affect on our financial condition.

As of December 31, 2011, we have unfulfilled capital commitments totaling $9.1 million to our joint ventures. As we identify investment opportunities in the future, we may be called upon to contribute additional capital to joint ventures in satisfaction of our capital commitment obligations.

Non-Recourse Carve Out Guarantees—Most of our real estate properties within our equity partnerships are encumbered by traditional non-recourse debt obligations. In connection with most of these loans, however, we entered into certain "non-recourse carve out" guarantees, which provide for the loans to become partially or fully recourse against us if certain triggering events occur. Although these events are different for each guarantee, some of the common events include:

- The special purpose property-owning subsidiary's filing a voluntary petition for bankruptcy;
- The special purpose property-owning subsidiary's failure to maintain its status as a special purpose entity; and
- Subject to certain conditions, the special purpose property-owning subsidiary's failure to obtain lender's written consent prior to any subordinate financing or other voluntary lien encumbering the associated property.

In the event that any of these triggering events occur and the loans become partially or fully recourse against us, our business, financial condition, results of operations and common stock price could be materially adversely affected.

In addition, other items that are customarily recourse to a non-recourse carve out guarantor include, but are not limited to, the payment of real property taxes, liens which are senior to the mortgage loan and outstanding security deposits.

Impact of Inflation and Changing Prices

Inflation has not had a significant impact on the results of operations of our company in recent years and is not anticipated to have a significant impact in the foreseeable future. Our exposure to market risk from changing prices consists primarily of fluctuations in rental rates of commercial and residential properties, market interest rates on residential mortgages and debt obligations and real estate property values. The revenues associated with the commercial services businesses are impacted by fluctuations in interest rates, lease rates, real property values and the availability of space and competition in the market place. Commercial service revenues are derived from a broad range of services that are primarily transaction driven and are therefore volatile in nature and highly competitive. The revenues of the property management operations with respect to rental properties are highly dependent upon the aggregate rents of the properties managed, which are affected by rental rates and building occupancy rates. Rental rate increases are dependent upon market conditions and the competitive environments in the respective locations of the properties. Employee compensation is the principal cost element of property management. Economic trends in 2011 were characterized by general decrease in commercial leasing volume in the U.S.

Qualitative and Quantitative Disclosures about Market Risk

The primary market risk exposure of our company relates to changes in interest rates in connection with our short-term borrowings, some of which bear interest at variable rates based on the lender's base rate, prime rate, and LIBOR plus an applicable borrowing margin. These borrowings do not give rise to a significant interest rate risk because they have short maturities. Historically, we have not experienced material gains or losses due to interest rate changes.

Interest Rate Risk

We have established an interest rate management policy, which attempts to minimize our overall cost of debt, while taking into consideration the earnings implications associated with the volatility of short-term interest rates. As part of this policy, we have elected to maintain a combination of variable and fixed rate debt.

The tables below represent contractual balances of our financial instruments at the expected maturity dates as well as the fair value at December 31, 2011. The expected maturity categories take into consideration actual amortization of principal and do not take into consideration reinvestment of cash. The weighted average interest rate for the various assets and liabilities presented the actual interest rates as of December 31, 2011. We closely monitor the fluctuation in interest rates, and if rates were to increase significantly, we believe that we would be able to either hedge the change in the interest rate or to refinance the loans with fixed interest rate debt. All instruments included in this analysis are non-trading.

	Principal Maturing in:							Fair Value December 31,
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total	2011
Interest rate sensitive assets								
Cash equivalents	$115,926	$ —	$ —	$—	$—	$ —	$115,926	$115,926
Average interest rate	0.29%	—	—	—	—	—	0.29%	—
Fixed rate receivables	485	18,048	22,674	—	—	—	41,207	41,207
Average interest rate	10.00%	10.02%	15.00%	—	—	—	10.00%	—
Total	$116,411	$18,048	$22,674	$—	$—	$ —	$157,133	$157,133
Weighted average interest rate	0.33%	10.02%	15.00%	—%	—%	—%	3.56%	
Interest rate sensitive liabilities								
Variable rate borrowings	$ —	$ —	$ 4,391	$—	$—	$ —	$ 4,391	$ 4,391
Average interest rate	—	—	4.25%	—	—	—	4.25%	—
Fixed rate borrowings	—	—	—	—	—	316,357	316,357	308,388
Average interest rate	—	—	—	—	—	8.51%	8.51%	—
Total	$ —	$ —	$ 4,391	$—	$—	$316,357	$320,748	$312,779
Weighted average interest rate	—%	—%	4.25%	—%	—%	8.51%	8.45%	—

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Codification (ASC) Update No. 2011-04, *Fair Value Measurement—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS.* Update No. 2011-04 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Update 2011-04 is intended to result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of this update is not expected to have a material impact to our financial statements.

In June 2011, the FASB issued Accounting Standards Codification (ASC) Update No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* Update No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Update 2011-05 requires an entity to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The adoption of this update is not expected to have a material impact to our financial statements.

In September 2011, the FASB issued Accounting Standards Codification (ASC) Update No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* intended to simplify goodwill impairment testing. Entities will be permitted to perform a qualitative assessment on goodwill impairment to determine whether it is more likely than not (defined as having a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. The adoption of this update is not expected to have a material impact on our financial statements.

Executive Officers

The following is a biographical summary of the current executive officers of the Company:

William J. McMorrow—Chairman and Chief Executive Officer. Mr. McMorrow joined the Company in 1988 and has been Chairman and Chief Executive Officer of the Company since 1998. Mr. McMorrow is the architect of the Company's expansion into real estate brokerage, property management and investment services. In addition to his real estate experience, Mr. McMorrow has more than 17 years of banking experience. Prior to joining the Company, he was the Executive Vice President and Chairman of the Credit Policy Committee at Imperial Bancorp and also has held senior positions with a variety of financial services companies, including eight years as a Senior Vice President of Fidelity Bank. He received a B.S. in Business and an M.B.A. from the University of Southern California. Mr. McMorrow is on the Executive Board of the USC Lusk Center for Real Estate and is involved in numerous charities in Southern California, including Chrysalis, the Rape Treatment Center, the Village School and Loyola High School. Mr. McMorrow was selected to serve as a member of our Board of Directors because of his significant achievements with, and intimate knowledge of, the Company and his extensive experience in banking and real estate.

Kent Mouton—Director and General Counsel. Mr. Mouton joined the Company in 2011 as the Company's General Counsel. As General Counsel, Mr. Mouton oversees all legal affairs of the Company. Mr. Mouton is also the Company's Chief Legal Officer. Mr. Mouton has also served as a director of the Company since 1995. From 1991 until 2011, Mr. Mouton was a partner with the law firm Kulik, Gottesman, Mouton & Siegel LLP, where he specialized in real estate law, primarily in the areas of real estate lending and finance, joint ventures, land use, acquisitions and dispositions, leasing, development and construction, common interest subdivisions (condominiums and planned unit developments) and real estate brokerage. He was an Adjunct Professor of real estate law at the UCLA Extension from 1979 to 2007, where he taught several real estate related courses. Mr. Mouton has been honored by his peers by being designated a Southern California Real Estate "Super Lawyer" in 2005, 2006, 2007, 2008, 2009, 2010 and 2011. Mr. Mouton graduated from the University of California, Los Angeles in 1975 with a Bachelor of Arts degree in Economics (Dean's List, *Summa Cum Laude, Phi Beta Kappa*) and received his law degree in 1978 from the University of California, Los Angeles. Mr. Mouton was selected to serve as a member of our Board of Directors because of his experience and knowledge relating to the legal and financial aspects of real estate investment and his significant experience in public and private company advisory and governance activities.

Justin Enbody—Chief Financial Officer. Justin Enbody is Chief Financial Officer. He is responsible for all aspects of finance and administration for the company, including SEC and NYSE compliance, strategic planning, financial reporting, risk management, taxes and investor relations. He also serves on the Investment Committee, which evaluates and approves all of the company's investments. Mr. Enbody joined the Company in September 2009 and was the Company's Controller before becoming Chief Financial Officer in April of 2012. Prior to joining the Company, Mr. Enbody was a senior consultant with RAFS Inc., an independent financial consulting company which he joined in 2004. Prior to RAFS Inc., Mr. Enbody was a senior associate with KPMG LLP. Mr. Enbody received his Bachelor of Arts from the University of California at Santa Barbara.

Mary Ricks—President and CEO, Kennedy Wilson Europe. Mary Ricks is president and CEO of Kennedy Wilson Europe. She joined Kennedy Wilson in 1990 and previously headed Kennedy Wilson's Commercial Investment Group. Kennedy Wilson Europe was established in 2011 with offices in Dublin and London and currently employs a team of 22 professionals. In December of 2011, Kennedy Wilson completed the purchase of a $2.2 billion UK-based loan portfolio, the largest European loan portfolio acquisition in the current cycle. Kennedy Wilson currently has assets with an estimated value of approximately $4 billion under management in Europe. Prior to joining Kennedy Wilson, Ms. Ricks was a commercial broker at the Hanes Company. She has been named by *Los Angeles Business Journal* as one of the top women in commercial real estate and was featured on the covers of *Real Estate Forum* and *California Real Estate* recognizing women at the top of the field. She received a B.A. in Sociology from UCLA, where she was an All-American athlete. Ms. Ricks is a founding board member of the Richard S. Ziman Center for Real Estate at UCLA.

Robert E. Hart—President, KW Multi-Family Management Group. Mr. Hart has been President of KW Multi-Family Management Group since 2006. He joined the Company in 2000. Mr. Hart is responsible for the oversight of acquisitions, asset management and dispositions of multifamily assets in the U.S. Prior to joining the Company, Mr. Hart served as a Senior Vice President of Portfolio Management for Heitman Capital Management as well as Director of Real Estate Marketing for Executive Life Insurance Company Enhancement Trusts. He received a B.S. in Civil Engineering from Worcester Polytechnic Institute and an M.B.A. from the University of California, Los Angeles' Anderson School of Management. Mr. Hart is Chair of the board of directors of Chrysalis and an Associate of the Richard S. Ziman Center for Real Estate at UCLA. He is a member of the Real Estate Investment Advisory Council, the Urban Land Institute and the California Lexington Group. He is a former President of the UCLA Anderson School of Management Alumni Association and a former member of both the Board of the UCLA Alumni Association and the Anderson School Board of Visitors.

Barry S. Schlesinger—Chief Administrative Officer. Mr. Schlesinger is responsible for the Company's administrative operating functions, including finance and accounting, SEC and NYSE compliance. Mr. Schlesinger is also a member of the Company's Investment Committee, which reviews and approves all investments made by the Company. Mr. Schlesinger was formerly CEO of the Company's Fund Management Group, which he founded in 2000. The Fund Management Group has sponsored and manages six real estate investment funds, the investors of which include pension funds, foundations, insurance companies and institutional investors. Prior to this position, he was CEO of Kennedy Wilson Properties, which provides national real estate management, leasing, engineering, construction and technical services. Before joining the Company, Mr. Schlesinger was associated with Heitman Financial Ltd. as a director, member of the Investment Committee and chairman and CEO of Heitman Properties Ltd. During this period, Mr. Schlesinger was involved in the acquisition, management, leasing, construction management and engineering of approximately 200 million square feet of office, industrial, retail and multifamily properties valued at more than $12 billion. Mr. Schlesinger also previously worked with Tishman Realty and Construction and was involved with the development of the ten million square foot World Trade Center, the 100-story John Hancock Building and many other major developments throughout North America. With the rank of Captain, Mr. Schlesinger served in the U.S. military, commanding a Combat Engineering Company. He is a graduate of the New York University College of Engineering and the U.S. Army Engineering School (Civil and Nuclear).

David A. Minella—Director. Mr. Minella is currently the CEO of Aligned Asset Managers LLC ("Aligned"), a financial services holding company investing in the asset management industry sponsored by GTCR. Aligned's first acquisition was a majority interest in The Townsend Group based in Cleveland, OH. Mr. Minella served as Prospect Acquisition Corp.'s Chairman and Chief Executive Officer from its inception in July 2007 through November 2009 and has served as a director of the Company since November 2007. Between 1997 and March 2007, Mr. Minella served as the Chief Executive Officer and a director of Value Asset Management LLC, ("VAM"), a strategic investment management holding company. At VAM, Mr. Minella was responsible for its overall business strategy, acquisitions and financial results. Under Mr. Minella's leadership, VAM acquired a controlling interest in five separate investment management firms: Dalton Hartman Greiner and Maher, New York, NY; Harris Bretall Sullivan and Smith, San Francisco, CA; Hillview Capital Advisors, LLC, New York, NY; Grosvenor Capital Management LP, Chicago, IL; and MDT Advisers LLC, Cambridge, MA. All of the original acquisitions have been sold. From 1995 to 1997, Mr. Minella was the President and Chief Executive Officer of the asset management division of Liechtenstein Global Trust, or LGT, a wealth and asset management firm, where he was responsible for the overall business strategy and financial results. During Mr. Minella's tenure as LGT's Chief Executive Officer, he also led LGT's acquisition of Chancellor Capital Management, a large United States equity investment firm. Mr. Minella originally joined the LGT group in 1987 as the head of its United States subsidiaries, GT Capital Management and GT Global. Mr. Minella established its United States mutual fund business through the broker-dealer community, reestablished LGT's institutional separate account capabilities, and developed the firm's global equity sector expertise. Mr. Minella is a member of the Executive Council at Bunker Hill Capital Management, a private equity firm in Boston, Massachusetts, the former Chairman of the board of directors of MDT Advisers LLC and a former board member of the Investment Company Institute. Mr. Minella holds a B.S. in accounting from Bentley College. Mr. Minella was selected to serve as a member of our Board of Directors because of his significant financial industry experience, particularly relating to investment strategies and asset management.

Jerry R. Solomon—Director. Mr. Solomon has served as a director of the Company since 2001. Mr. Solomon received both his B.S. Degree in accounting (1973) and an M.B.A. (1974) from UC Berkeley. Throughout college and following graduation, he worked in the tax department of JK Lasser & Company that later became Touche Ross & Company. After leaving JK Lasser, Mr. Solomon joined a large local CPA firm where he became the partner in charge of the comprehensive business services department as well as the administrative partner in charge of 7 partners and 80 staff. In 1988 he formed Solomon & Company CPA's Inc. that later merged with Harold G. Winnett and the firm was renamed Solomon, Winnett & Rosenfield Certified Public Accountants, Inc. Mr. Solomon's practice areas of expertise include both real estate industry and service industries. He consults frequently with high net worth individuals and families in tax and transactional planning. Mr. Solomon was selected to serve as a member of our Board of Directors because of his significant experience in the public accounting profession, particularly in the real estate and services industries, and with public and private company advisory and governance activities.

Norman Creighton—Director. Mr. Creighton has served as a director of the Company since 2004. From 1975 to 2001, Mr. Creighton was employed with Imperial Bank, serving as President and Chief Executive Officer from 1983 to 2001. During Mr. Creighton's tenure with Imperial Bank, its assets increased from approximately $200 million in 1975 to approximately $7 billion in 2001. Prior to Imperial Bank, Mr. Creighton served as Regional Vice President for Southern Arizona of Great Western Bank from 1971 to 1974. From 1958 to 1971, Mr. Creighton was employed with Arizona Bank, including as Manager of the Tucson Headquarters. Mr. Creighton holds a B.S. in banking and finance from the University of Montana. Mr. Creighton was selected to serve as a member of our Board of Directors because of his extensive experience and knowledge of business, accounting and the banking industry.

Cathy Hendrickson—Director. Ms. Hendrickson has served as a director of the Company since 2004. Ms. Hendrickson has forty-three years of experience in commercial banking which includes eight years with Union Bank in Los Angeles in Economic Research/Corporate Planning, Leveraged Leasing, Credit, and the National Division, three years at Philadelphia based Fidelity Bank's Los Angeles Loan Production Office, one year in Crocker Bank's Southern California Corporate Banking Division, two years as Manager of Imperial Bank's Headquarters Office located at the Los Angeles International Airport, ten years as Regional Vice President of Metrobank's South Bay Headquarters Office in Torrance, and two years as President of Palos Verdes National Bank. From May of 1993 until September of 2010, Ms. Hendrickson served as President and Chief Executive Officer of Bay Cities National Bank (formerly Peninsula National Bank). Ms. Hendrickson concurrently serves as President and Chief Executive Officer of Peninsula Banking Group, Inc. and sits on the boards of Bay Cities National Bank, Peninsula Banking Group, Inc. and Community First Financial Group, Inc. Ms. Hendrickson was selected to serve as a member of our Board of Directors because of her extensive experience as a high level executive in the banking and financial industries.

Stanley R. Zax—Director. Mr. Zax has served as a director of the Company since 2010. Mr. Zax has been Chairman of the Advisory Board of Fairfax Financial Holdings Limited since 2012. Mr. Zax has been the Non-Executive Chairman of Zenith National Insurance Corporation, a subsidiary of Fairfax Financial Holdings Limited and Zenith Insurance Company, a subsidiary of Zenith National Insurance Corporation since 2012. From 1977 to 2011, Mr. Zax served as Chairman of Zenith National Insurance Corporation and from 1978 to 2011, served as its Chief Executive Officer and President. From 1978 to 2011, Mr. Zax served as Chief Executive Officer and Chairman of the Board of Zenith Insurance Company. Mr. Zax served as President of Zenith Insurance Company from 1978 to 2005 and also served as President of CalFarm Insurance Company. He started his career in 1961 as an associate and later a partner with the Chicago law firm Friedman, Mulligan, Dillon & Uris and subsequently joined Hilton Hotels, where he served as Vice President, General Counsel and Secretary. His association with the insurance industry started in 1973, when he served as President and Chief Executive of Great American Insurance Company. He served as Chairman of the Board of CalFarm Life Insurance Company for more than five years prior to December 1995 and of CalFarm Insurance Company for more than five years prior to January 1995. He has been a Director of Zenith National Insurance Corp. since July 1977. He serves as a Director of Prostate Cancer Foundation, Director and Chairman of the Audit Committee of First Century Bank, Los Angeles from January 2011, Trustee of the Center for the Study of the Presidency and Congress, Washington D.C. from 1999 and Director of Ford Theatre, Washington D.C. from March 2007. He served as a Director of Wynn Las Vegas, LLC. He served as a Director of Wynn Resorts Ltd., a holding company of Wynn Las Vegas, LLC from October 2002 to May 8, 2007. He served as a Director of Sequa Corp. from March 2007 to May 2007. He served as a Non-Executive Director of Advent Capital (Holdings) Plc from 1999 to November 10, 2005. Mr. Zax earned a JD in 1961 and a BBA in 1958 from the University of Michigan at Ann Arbor. Mr. Zax was selected to serve as a member of our Board of Directors because of his extensive experience relating to the management and operations of public companies.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kennedy-Wilson Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive (loss) income, equity and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We did not audit the December 31, 2009 financial statements of KW Residential, LLC a 35% owned investee company as of December 31, 2009. Kennedy-Wilson Holdings, Inc.'s equity in joint venture income from KW Residential, LLC was $5,949,000 for the year ended December 31, 2009. The December 31, 2009 financial statements of KW Residential, LLC were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the December 31, 2009 amounts included for KW Residential, LLC, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor on the 2009 financial statements of KW Residential, LLC, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kennedy-Wilson Holdings, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Los Angeles, California
March 13, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kennedy-Wilson Holdings, Inc.:

We have audited Kennedy-Wilson Holdings Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kennedy-Wilson Holdings Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kennedy-Wilson Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 13, 2012 expressed an unqualified opinion on those consolidated financial statements. Our report indicates that the December 31, 2009 financial statements of KW Residential, LLC were audited by other auditors and our opinion, insofar as it relates to the amounts included in the December 31, 2009 consolidated financial statements of Kennedy-Wilson Holdings, Inc. for KW Residential, LLC is based solely on the report of the other auditors.

KPMG LLP

Los Angeles, California
March 13, 2012

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$115,926,000	$ 46,968,000
Accounts receivable	3,114,000	2,097,000
Accounts receivable—related parties	15,612,000	7,062,000
Notes receivable	7,938,000	20,264,000
Notes receivable—related parties	33,269,000	3,837,000
Real estate, net of accumulated depreciation	115,880,000	82,701,000
Investments in joint ventures ($51,382,000 and $34,654,000 carried at fair value as of December 31, 2011 and 2010, respectively)	343,367,000	266,853,000
Investments in loan pool participations	89,951,000	25,218,000
Marketable securities	23,005,000	33,000
Other assets	20,749,000	8,850,000
Goodwill	23,965,000	23,965,000
Total assets	$792,776,000	$487,848,000
Liabilities		
Accounts payable	$ 1,798,000	$ 1,504,000
Accrued expenses and other liabilities	24,262,000	9,064,000
Accrued salaries and benefits	14,578,000	10,721,000
Deferred tax liability	18,437,000	25,871,000
Senior notes payable	249,385,000	—
Notes payable	—	24,783,000
Borrowings under line of credit	—	27,750,000
Mortgage loans payable	30,748,000	35,249,000
Junior subordinated debentures	40,000,000	40,000,000
Total liabilities	379,208,000	174,942,000
Equity		
Cumulative Preferred stock, $0.0001 par value, 1,000,000 shares authorized, $1,000 per share liquidation preference:		
6.00% Series A, 100,000 shares issued and outstanding as of December 31, 2011 and 2010, mandatorily convertible on May 19, 2015	—	—
6.45% Series B, 32,550 shares issued and outstanding as of December 31, 2011 and 2010, respectively, mandatorily convertible on November 3, 2018	—	—
Common stock, $0.0001 par value, 125,000,000 shares authorized, 52,989,646 and 41,291,596 shares issued and 51,825,998 and 40,179,906 shares outstanding as of December 31, 2011 and 2010, respectively	5,000	4,000
Additional paid-in capital	407,335,000	284,669,000
Retained earnings	9,708,000	17,777,000
Accumulated other comprehensive income	5,035,000	9,043,000
Shares held in treasury at cost, $0.0001 par value, 1,163,648 and 1,111,690 held as of December 31, 2011 and 2010, respectively	(11,848,000)	(11,301,000)
Total Kennedy-Wilson Holdings, Inc. stockholders' equity	410,235,000	300,192,000
Noncontrolling interests	3,333,000	12,714,000
Total equity	413,568,000	312,906,000
Total liabilities and equity	$792,776,000	$487,848,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year Ended December 31,		
	2011	2010	2009
Revenue			
Management and leasing fees	$ 12,570,000	$ 8,913,000	$ 9,026,000
Management and leasing fees—related party	14,546,000	12,417,000	10,138,000
Commissions	5,777,000	6,359,000	4,204,000
Commissions—related party	24,183,000	5,375,000	727,000
Sale of real estate	417,000	3,937,000	52,699,000
Sale of real estate—related party	—	9,535,000	6,698,000
Rental and other income	5,140,000	4,000,000	2,743,000
Total revenue	62,633,000	50,536,000	86,235,000
Operating Expenses			
Commission and marketing expenses	3,965,000	3,186,000	3,411,000
Compensation and related expenses	41,129,000	38,155,000	24,789,000
Merger-related compensation and related expenses	—	2,225,000	12,468,000
Cost of real estate sold	397,000	2,714,000	36,179,000
Cost of real estate sold—related party	—	8,812,000	5,752,000
General and administrative	14,455,000	11,314,000	6,351,000
Merger-related general and administrative	—	—	3,652,000
Depreciation and amortization	2,798,000	1,618,000	1,122,000
Rental operating expense	3,308,000	1,913,000	1,148,000
Total operating expenses	66,052,000	69,937,000	94,872,000
Equity in joint venture income	12,507,000	10,548,000	8,019,000
Interest income from loan pool participations and notes receivable	7,886,000	11,855,000	—
Operating income (loss)	16,974,000	3,002,000	(618,000)
Non-Operating Income (Expense)			
Interest income	285,000	192,000	102,000
Interest income—related party	2,021,000	662,000	400,000
Remeasurement gain	6,348,000	2,108,000	—
Gain on early extinguishment of mortgage debt	—	16,670,000	—
Loss on early extinguishment of corporate debt	—	(4,788,000)	—
Interest expense	(20,507,000)	(7,634,000)	(13,174,000)
Other than temporary impairment	—	—	(328,000)
Income (loss) from continuing operations before benefit from (provision for) income taxes	5,121,000	10,212,000	(13,618,000)
Benefit from (provision for) income taxes	2,014,000	(3,727,000)	3,961,000
Income (loss) from continuing operations	7,135,000	6,485,000	(9,657,000)
Discontinued Operations			
Income from discontinued operations, net of income taxes	8,000	—	—
Gain from sale of real estate, net of income taxes	335,000	—	—
Net income (loss)	7,478,000	6,485,000	(9,657,000)
Net income attributable to the noncontrolling interests	(1,132,000)	(2,979,000)	(5,679,000)
Net income (loss) attributable to Kennedy-Wilson Holdings, Inc.	6,346,000	3,506,000	(15,336,000)
Preferred stock dividends and accretion of issuance costs	(8,744,000)	(4,558,000)	—
Net loss attributable to Kennedy-Wilson Holdings, Inc. common shareholders	(2,398,000)	(1,052,000)	(15,336,000)
Other comprehensive (loss) income, net of tax	(4,008,000)	6,440,000	2,601,000
Total comprehensive (loss) income	$ (6,406,000)	$ 5,388,000	$(12,735,000)
Basic and diluted (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. common shareholders			
Continuing operations	$ (0.06)	$ (0.03)	$ (0.57)
Discontinued operations, net of income taxes	0.01	—	—
Earnings per share—basic and diluted[1]	$ (0.05)	$ (0.03)	$ (0.57)
Weighted average shares outstanding for basic and diluted (loss) income per share	42,415,770	38,978,272	26,891,304
Dividends declared per common share	$ 0.11	$ —	$ —
Amounts attributable to Kennedy-Wilson Holdings, Inc. shareholders			
Loss from continuing operations attributable to Kennedy-Wilson Holdings, Inc. common shareholder	$ (2,741,000)	$ (1,052,000)	$(15,336,000)
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings Inc. common shareholders	343,000	—	—
Net loss attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (2,398,000)	$ (1,052,000)	$(15,336,000)

(1) EPS amounts may not add due to rounding.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Noncontrolling Interests	Total
	Shares	Amount	Shares	Amount						
Balance, January 1, 2009	—	$—	26,387,199	$3,000	$ 60,079,000	$ 45,467,000	$ 2,000	$ —	$ 251,000	$105,802,000
Effect of Merger on common stock	—	—	12,820,215	1,000	89,006,000	—	—	—	—	89,007,000
Issuance of common stock—exercise of stock options	—	—	55,449	—	59,000	—	—	—	—	59,000
Repurchase of common stock	—	—	(442,648)	—	(3,690,000)	—	—	—	—	(3,690,000)
Stock compensation expense	—	—	—	—	3,857,000	—	—	—	—	3,857,000
Common stock issued under 2009 Equity Participation Plan	—	—	2,357,443	—	—	—	—	—	—	—
2009 Equity Participation Plan replacement payment	—	—	—	—	(1,500,000)	—	—	—	—	(1,500,000)
Other comprehensive loss:										
Foreign currency translation, net of tax of $1,472,000	—	—	—	—	—	—	2,407,000	—	—	2,407,000
Unrealized loss on marketable security, net of tax of $129,000	—	—	—	—	—	—	194,000	—	—	194,000
Dividends paid	—	—	—	—	—	(3,235,000)	—	—	—	(3,235,000)
Additional shares to pre-Merger preferred shareholders	—	—	—	—	7,879,000	(7,879,000)	—	—	—	—
Accretion of common stock beneficial conversion	—	—	—	—	188,000	(188,000)	—	—	—	—
Net (loss) income	—	—	—	—	—	(15,336,000)	—	—	5,679,000	(9,657,000)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	6,804,000	6,804,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(10,712,000)	(10,712,000)
Balance, December 31, 2009	—	—	41,177,658	4,000	155,878,000	18,829,000	2,603,000	—	2,022,000	179,336,000
Issuance of preferred stock, net of issuance costs of $256,000	132,550	—	—	—	132,294,000	—	—	—	—	132,294,000
Repurchase of 1,111,690 common shares	—	—	(1,111,690)	—	—	—	—	(11,301,000)	—	(11,301,000)
Repurchase and retirement of 7,942,555 warrants	—	—	—	—	(11,500,000)	—	—	—	—	(11,500,000)
Stock compensation expense	—	—	—	—	7,666,000	—	—	—	—	7,666,000
Common stock issued under 2009 Equity Participation Plan net of 18,562 shares forfeited	—	—	113,938	—	428,000	—	—	—	—	428,000
Other comprehensive income:										
Foreign currency translation, net of tax of $4,269,000	—	—	—	—	—	—	6,434,000	—	—	6,434,000
Unrealized gain on marketable security, net of tax of $5,000	—	—	—	—	—	—	6,000	—	—	6,000
Preferred stock dividends paid	—	—	—	—	—	(4,533,000)	—	—	—	(4,533,000)
Accretion of preferred stock issuance costs	—	—	—	—	25,000	(25,000)	—	—	—	—
Extinguished beneficial conversion feature on convertible debt	—	—	—	—	(122,000)	—	—	—	—	(122,000)
Net income	—	—	—	—	—	3,506,000	—	—	2,979,000	6,485,000
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	10,955,000	10,955,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(3,242,000)	(3,242,000)
Balance, December 31, 2010	132,550	—	40,179,906	4,000	284,669,000	17,777,000	9,043,000	(11,301,000)	12,714,000	312,906,000
Issuance of 11,700,000 shares of common stock	—	—	11,700,000	1,000	123,699,000	—	—	—	—	123,700,000
Repurchase of 51,958 shares	—	—	(51,958)	—	—	—	—	(547,000)	—	(547,000)
Repurchase of 3,371,804 warrants	—	—	—	—	(6,132,000)	—	—	—	—	(6,132,000)
Stock compensation expense	—	—	—	—	5,055,000	—	—	—	—	5,055,000
Shares forfeited, net of 3,000 shares of common stock issued under the 2009 Equity Participation Plan	—	—	(1,950)	—	—	—	—	—	—	—
Other comprehensive income:										
Foreign currency translation gain, net of tax of $902,000	—	—	—	—	—	—	1,508,000	—	—	1,508,000
Forward foreign currency loss, net of tax of $1,532,000	—	—	—	—	—	—	(2,318,000)	—	—	(2,318,000)
Unrealized holding losses on available for sale securities, net of tax of $2,132,000	—	—	—	—	—	—	(3,198,000)	—	—	(3,198,000)
Preferred stock dividends	—	—	—	—	—	(8,700,000)	—	—	—	(8,700,000)
Common stock dividends	—	—	—	—	—	(5,671,000)	—	—	—	(5,671,000)
Accretion of preferred stock issuance costs	—	—	—	—	44,000	(44,000)	—	—	—	—
Net income	—	—	—	—	—	6,346,000	—	—	1,132,000	7,478,000
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	4,465,000	4,465,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(5,142,000)	(5,142,000)
Distribution of marketable securities to noncontrolling interests (Note 10)	—	—	—	—	—	—	—	—	(2,843,000)	(2,843,000)
Effective restructuring on noncontrolling interests (Note 18)	—	—	—	—	—	—	—	—	(6,993,000)	(6,993,000)
Balance, December 31, 2011	132,550	$—	51,825,998	$5,000	$407,335,000	$ 9,708,000	$5,035,000	$(11,848,000)	$ 3,333,000	$413,568,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
Cash Flows From Operating Activities:			
Net income (loss)	$ 7,478,000	$ 6,485,000	$ (9,657,000)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Gain from sale of real estate	(355,000)	(1,223,000)	(16,520,000)
Gain from sale of real estate—related party	—	(723,000)	(946,000)
Gain on early extinguishment of debt	—	(16,670,000)	—
Loss on early extinguishment of debt	—	4,788,000	—
Remeasurement gain	(6,348,000)	(2,108,000)	—
Note receivable and accrued interest forgiven in Merger	—	—	4,281,000
Depreciation and amortization—continuing and discontinued operations	2,825,000	1,618,000	1,122,000
Provision for deferred income taxes	(4,672,000)	6,158,000	4,497,000
Amortization of deferred loan costs	812,000	262,000	917,000
Amortization of beneficial conversion of convertible subordinated debt	—	168,000	285,000
Amortization of discount and accretion of premium on issuance of the senior notes payable	41,000	—	—
Equity in joint venture income	(12,507,000)	(10,548,000)	(8,019,000)
Accretion of interest income on loan pool participations and notes receivable	(6,692,000)	(11,855,000)	—
Amortization of deferred compensation	—	—	1,543,000
Stock compensation expense	5,055,000	8,094,000	2,314,000
2009 Equity Participation Plan replacement payment	—	—	(1,500,000)
Other than temporary impairment on available-for-sale security, net of tax	—	—	194,000
Change in assets and liabilities:			
Accounts receivable	(973,000)	(1,039,000)	204,000
Accounts receivable—related party	(8,945,000)	(2,784,000)	381,000
Income tax receivable	—	6,848,000	(4,480,000)
Operating distributions from joint ventures	3,567,000	5,931,000	514,000
Operating distributions from loan pool participation	2,395,000	266,000	—
Other assets	(3,849,000)	1,432,000	(2,893,000)
Accounts payable	207,000	644,000	501,000
Accrued expenses and other liabilities	12,093,000	93,000	410,000
Accrued salaries and benefits	3,857,000	6,320,000	1,626,000
Net cash (used in) provided by operating activities	(6,011,000)	2,157,000	(25,226,000)
Cash Flows from Investing Activities:			
Additions to notes receivable	(6,145,000)	(25,636,000)	(500,000)
Settlements of notes receivable	3,625,000	8,438,000	302,000
Additions to notes receivable—related party	(35,273,000)	(5,914,000)	(8,774,000)
Settlements of notes receivable—related party	4,867,000	8,721,000	2,935,000
Additions to notes receivable from sale of real estate	—	—	(2,663,000)
Settlements of notes receivable from sale of real estate	—	—	1,858,000
Net proceeds from sale of real estate held for sale	—	3,639,000	58,027,000
Net proceeds from sale of real estate—related party	—	9,548,000	—
Net proceeds from sale of real estate	7,053,000	—	—
Purchases of and additions to real estate	(2,680,000)	(23,764,000)	(35,800,000)
Assets acquired in merger	—	—	89,181,000
Investment in marketable securities	(32,775,000)	—	—
Investing distributions from joint ventures	32,713,000	10,177,000	2,374,000
Contributions to joint ventures	(105,386,000)	(83,891,000)	(37,933,000)
Investing distributions from loan pool participation	66,418,000	—	—
Contributions to loan pool participation	(130,551,000)	(16,154,000)	—
Net cash (used in) provided by investing activities	(198,134,000)	$(114,836,000)	69,007,000

(continued)

Consolidated Statements of Cash Flows *(continued)*

	Year Ended December 31, 2011	2010	2009
Cash Flow From Financing Activities:			
Borrowings under senior notes payable	$ 249,344,000	$ —	$ —
Borrowings under notes payable	—	4,250,000	37,059,000
Repayment of notes payable	(24,783,000)	(5,600,000)	(32,114,000)
Borrowings under lines of credit	74,000,000	48,250,000	20,500,000
Repayment of lines of credit	(101,750,000)	(30,500,000)	(24,000,000)
Borrowings under mortgage loans payable	17,076,000	20,016,000	30,286,000
Repayment of mortgage loans payable	(37,577,000)	(24,735,000)	(35,866,000)
Repayment of convertible subordinated debt	—	(32,550,000)	—
Debt issue costs	(7,739,000)	(644,000)	(798,000)
Issuance of preferred stock	—	132,294,000	—
Issuance of common stock	123,100,000	—	59,000
Repurchase of common stock	(547,000)	(11,301,000)	(3,690,000)
Repurchase of warrants	(6,132,000)	(11,500,000)	—
Dividends paid	(11,698,000)	(4,533,000)	(3,235,000)
Contributions from noncontrolling interests	4,465,000	10,955,000	6,804,000
Distributions to noncontrolling interests	(5,142,000)	(3,242,000)	(10,712,000)
Net cash provided by (used in) financing activities	272,617,000	91,160,000	(15,707,000)
Effect of currency exchange rate changes on cash and cash equivalents	486,000	10,703,000	3,879,000
Net change in cash and cash equivalents	68,958,000	(10,816,000)	31,953,000
Cash and cash equivalents, beginning of year	46,968,000	57,784,000	25,831,000
Cash and cash equivalents, end of year	$ 115,926,000	$ 46,968,000	$ 57,784,000
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Unrealized loss (gain) on marketable security, net of tax of $2,132,000, $5,000 and $129,000 respectively	$ 3,198,000	$ (6,000)	$ 194,000
Accretion of preferred stock issuance costs	44,000	25,000	—

During 2011, as a result of the acquisition of a 100% interest in an approximate 200,000 square foot office portfolio, real estate increased by $17,680,000, accounts receivable increased by $44,000, other assets increased by $50,000, accounts payable increased by $87,000, accrued expenses and other liabilities increased by $991,000 and mortgage loans payable increased by $16,000,000.

During 2011, as a result of the sale of a controlling interest in a piece of land in Kent, Washington, real estate decreased $696,000.

During 2011, as a result of Kennedy-Wilson's foreclosure of five assets in its consolidated loan portfolio, notes receivable decreased by $15,938,000 and real estate increased by $15,938,000.

During 2011, Kennedy-Wilson issued 4,400,000 shares of its common stock to an institutional investor for $10.70 per share when the market value was $12.20. In addition, as a result of its contractual rights, the preferred shareholder also acquired 400,000 shares for $10.70 per share, representing a $600,000 discount. Because the discount was the result of the preferred shareholder's contractual rights, it is reflected as a non-cash preferred dividend.

On December 10, 2011, Kennedy-Wilson declared dividends on its common stock totaling $2,073,000. The dividends were paid subsequent to December 31, 2011.

During 2011, Kennedy-Wilson deconsolidated a balance of $7.0 million of non-controlling interest (Note 18).

In 2011, Kennedy-Wilson distributed $2.8 million of the Bank of Ireland stock to a noncontrolling entity comprised of Kennedy-Wilson executives.

In 2011, Kennedy-Wilson foreclosed on two condominiums reducing notes receivable by $1.4 million and increasing real estate by $1.4 million.

During 2010, as a result of the consolidation of two joint venture investments and a subsequent deconsolidation of one of those entities, accounts receivable increased by $171,000, real estate increased by $28,464,000, investment in joint ventures increased by $3,292,000, other assets increased by $3,174,000, accrued expenses and other liabilities increased by $323,000 and mortgage loan payable increased by $32,670,000.

In 2009, the debt on a piece of land that was sold was assumed by the buyer resulting in a decrease of proceeds from the sale of real estate of $2,025,000 and reduction of repayment of mortgage loans payable of $2,025,000.

Supplemental Cash Flow Information:

	Year Ended December 31, 2011	2010	2009
Cash paid (received) during the year for:			
Interest	$ 17,006,000	$ 8,400,000	$ 11,618,000
Interest capitalized	$ 2,716,000	$ 790,000	$ —
Income taxes	$ 30,000	$ 25,000	$ (4,130,000)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Note 1—Organization

Kennedy-Wilson Holdings, Inc., a Delaware corporation, and its subsidiaries ("Kennedy-Wilson" or "KWH"), provide various commercial and residential real estate services including property management, asset management, brokerage and marketing in the U.S., the United Kingdom, Ireland and Japan primarily to institutional investors, financial institutions, pension funds, and developers. Kennedy-Wilson, principally through joint venture investments, also acquires, renovates and resells commercial and residential real estate, and invests in loan pools and discounted loan portfolios.

On November 13, 2009, the stockholders of Prospect Acquisition Company ("Prospect") approved a merger with Kennedy-Wilson, Inc. ("KWI"), whereby KWI became a wholly-owned subsidiary of Prospect, which was renamed Kennedy-Wilson Holdings, Inc. (the "Merger"). The directors and officers of KWI immediately before the Merger became the directors and officers of Kennedy-Wilson, except that one of the KWI directors immediately before the Merger resigned and was replaced by a director from Prospect (see note 3).

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Kennedy-Wilson and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, Kennedy-Wilson evaluates its relationships with other entities to identify whether they are variable interest entities (VIE) as defined by FASB Accounting Standards Codification (ASC) Subtopic 810—Consolidation and to assess whether it is the primary beneficiary of such entities. In determining whether Kennedy-Wilson is the primary beneficiary of a VIE, qualitative and quantitative factors are considered, including, but not limited to: the amount and characteristics of Kennedy-Wilson's investment; the obligation or likelihood for Kennedy-Wilson to provide financial support; Kennedy-Wilson's ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of Kennedy-Wilson. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions. As of December 31, 2011, Kennedy-Wilson has determined that it does not have any VIEs except as discussed in the joint ventures policy below.

Use of Estimates—The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosure about contingent assets and liabilities, and reported amounts of revenues and expenses. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates will be reflected in the financial statements in future periods.

Revenue Recognition—Revenue primarily consists of management fees, performance fees, commission revenue and sales of real estate.

Management fees are primarily comprised of property management fees and base asset management fees. Property management fees are earned for managing the operations of real estate assets and are generally based on a fixed percentage of the revenues generated from the respective real estate assets. Base asset management fees are earned from limited partners of funds Kennedy-Wilson sponsors and are generally based on a fixed percentage of committed capital or net asset value. These fees are recognized as revenue ratably over the period that the respective services are performed.

Performance fees or carried interest are allocated to the general partner, special limited partner or asset manager of Kennedy-Wilson's real estate funds and loan pool participations based on the cumulative performance of the fund and loan pools and are subject to preferred return thresholds of the limited partners and participants. At the end of each reporting period, Kennedy-Wilson calculates the performance fee that would be due to the general partner, special limited partner or asset manager's interests for a fund or loan pool, pursuant to the fund agreement or participation agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as performance fees to reflect either (a) positive performance resulting in an increase in the performance fee allocated to the general partner or asset manager or (b) negative performance that would cause the amount due to Kennedy-Wilson to be less than the amount previously recognized as revenue, resulting in a negative adjustment to performance fees allocated to the general partner or asset manager. Substantially all of the performance fees are recognized in management and leasing fees and substantially all of the carried interest is recognized in equity in joint venture income in our consolidated statements of operations and comprehensive (loss) income. Total performances fees recognized through December 31, 2011 that may be reversed in future periods if there is negative fund performance totaled $2.5 million. Performance fees accrued as of December 31, 2011 and 2010 were $2.5 million and $1.6 million, respectively and are included in accounts receivable—related parties in the accompanying consolidated balance sheet.

Commissions primarily consist of acquisition fees, auction and real estate sales commissions and leasing commissions. Acquisition fees are earned for identifying and closing investments on behalf of investors and are based on a fixed percentage of the acquisition price. Acquisition fees are recognized upon the successful completion of an acquisition after all required services have been performed. In the case of auction and real estate sales commissions, the revenue is generally recognized when escrow closes. In accordance with the guidelines established for Reporting Revenue Gross as a Principal versus Net as an Agent in the ASC Subtopic 605-45, Kennedy-Wilson records commission revenues and expenses on a gross basis. Of the criteria listed in the Subtopic 605-45, Kennedy-Wilson is the primary obligor in the transaction, does not have inventory risk, performs all or part of the service, has credit risk, and has wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications. Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond Kennedy-Wilson's control are recognized upon the occurrence of such events.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer and there is no continuing involvement in the real property. Kennedy-Wilson follows the requirements for profit recognition as set forth by the Sale of Real Estate ASC Subtopic 360-20.

Investments in Joint Ventures—Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to approximately 50%, that were formed to acquire, manage, and/or sell real estate. Investments in joint ventures which Kennedy-Wilson does not control are accounted for under the equity method of accounting as Kennedy-Wilson can exercise significant influence, but does not have the ability to control the joint venture. An investment in a joint venture is recorded at its initial investment and is increased or decreased by Kennedy-Wilson's share of undistributed income or loss, plus additional contributions and less distributions. A decline in the value of an investments in a joint venture that is other than temporary is recognized when evidence indicates that such a decline has occurred in accordance with Equity Method Investments ASC Subtopic 323-10.

Kennedy-Wilson's investment in unconsolidated subsidiaries in which Kennedy-Wilson has the ability to exercise significant influence over operating and financial policies, but does not control, or entities which are variable interest entities in which Kennedy-Wilson is not the primary beneficiary are accounted for under the equity method. Accordingly, Kennedy-Wilson's share of the earnings from these equity-method basis subsidiaries is included in consolidated net income. As of December 31, 2011, Kennedy-Wilson had investments in four unconsolidated subsidiaries which are VIEs in which Kennedy-Wilson is not the primary beneficiary and therefore accounts for them under the equity method.

Profits on the sale of real estate held by joint ventures in which Kennedy-Wilson has continuing involvement are deferred until such time that the continuing involvement has been concluded and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which Kennedy-Wilson retains an equity ownership interest results in partial sales treatment in accordance with Sale of Real Estate ASC Subtopic 360-20, thus deferring a portion of the gain as a result of Kennedy-Wilson's continuing ownership percentage in the joint ventures.

Kennedy-Wilson has three investments in joint ventures, KW Property Fund III, L.P. (KW Fund III), Kennedy Wilson Real Estate Fund IV, L.P. (Fund IV) and SG KW Venture I, LLC (the Funds) that are investment companies under the Investment Companies ASC Subtopic 946-10. Thus, the Funds reflect their investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in their earnings. Kennedy-Wilson has retained the specialized accounting for the Funds pursuant to Retention of Specialized Accounting for Investments in Consolidation ASC Subtopic 810-10 in recording its equity in joint venture income from the Funds.

Additionally, Kennedy-Wilson elected the fair value option for two investments in joint venture entities that were acquired during 2008. Kennedy-Wilson elected to record these investments at fair value to more accurately reflect the timing of the value created in the underlying investments and report those results in current operations.

Fair Value Measurements—Kennedy-Wilson accounts for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis under the provisions of Fair Value Measurements ASC Subtopic 820-10. Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Goodwill—Goodwill results from the difference between the purchase price and the fair value of net assets acquired based upon the purchase method of accounting for business combinations. In accordance with Accounting for Goodwill ASC Subtopic 350-20, goodwill is reviewed for impairment on an annual basis. In testing for impairment, goodwill is assigned to the reporting unit based upon the amount of goodwill generated at the time of acquisition of the businesses by the reporting unit. An earnings multiple appropriate for the respective reporting unit is applied to the cash basis net operating income of the reporting unit. This process enables an approximation of the reporting unit's value, which is then compared to the net book value of the reporting unit. The Company performs its annual review of impairment at year end and when a triggering event occurs between annual year end reviews. As a result of the evaluation performed as described above, Kennedy-Wilson has determined that there was no impairment of goodwill as of December 31, 2011, 2010 and 2009.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and all highly liquid investments purchased with maturities of three months or less.

Long-Lived Assets—Kennedy-Wilson reviews its long-lived assets (excluding goodwill) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Impairment of Long-Lived Assets ASC Subtopic 360-10. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are presented separately in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of the assets to be disposed of are classified as held for sale and would be presented separately in the appropriate asset and liability sections of the balance sheet.

Investments in Loan Pool Participations and Notes Receivable—Interest income from investments in loan pool participations and note receivable pools are recognized on a level yield basis under the provisions of Loans and Debt Securities Acquired with Deteriorated Credit Quality ASC Subtopic 310-30, where a level yield model is utilized to determine a yield rate which, based upon projected future cash flows, accretes interest income over the estimated holding period. In the event that the present value of those future cash flows is less than net book value, a loss would be immediately recorded. When the future cash flows of a note cannot be reasonably estimated, cash payments are applied to the cost basis of the note until it is fully recovered before any interest income is recognized.

Investments in Marketable Securities—Investments in marketable equity securities are categorized as available-for-sale in accordance with the provision of Investments—Debt and Equity Securities ASC Subtopic 320-10. Available-for-sale securities are carried at fair value with period unrealized gains and losses included in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary as defined by ASC 320-10-35 are included in net income. The factors considered in determining the realized and unrealized gains and losses include current quoted prices in the active market and the severity and duration of the market fluctuation amongst other things. Interest and dividends on securities classified as available-for-sale are included in interest and other income on the accompanying statement of operations and comprehensive income (loss).

Accounts Receivable—Accounts receivable are recorded at the contractual amount as determined by the underlying agreements and do not bear interest. An allowance for doubtful accounts is provided when the Company determines there are probable credit losses in the Company's existing accounts receivable and is determined based on historical experience. The Company reviews its accounts receivable for probable credit losses on a quarterly basis. As of December 31, 2011, the Company had an immaterial allowance for doubtful accounts and during the years ended December 31, 2011, 2010 and 2009 had recorded no provision for doubtful accounts.

Fair Value of Financial Instruments—The estimated fair value of financial instruments is determined using available market information and appropriate valuation methodologies. Considerable judgment, however, is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts.

Noncontrolling Interests—Noncontrolling interests are reported within equity as a separate component of Kennedy-Wilson's equity in accordance with Noncontrolling Interests in Consolidated Financial Statements ASC Subtopic 810-10. Revenues, expenses, gains, losses, net income or loss, and other comprehensive income are reported in the consolidated statements of operations and comprehensive (loss) income at the consolidated amounts and net income attributable to noncontrolling interests are separately stated.

Capitalized Interest—Kennedy-Wilson capitalizes interest in accordance with Capitalization of Interest Cost ASC Subtopic 835-20 for assets that are undergoing development or entitlement activities in preparation for their planned principal operations. For qualifying equity investments, interest is capitalized in accordance with Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for Under the Equity Method ASC Subtopic 835-20. An appropriate interest rate is applied to Kennedy-Wilson's cash investment in the qualifying asset. The interest is credited against interest expense and added to the basis in the investment. Interest capitalization begins upon the commencement of development activities and ceases when the investment has begun its planned principal operations.

Derivative Instruments and Hedging Activities—Kennedy-Wilson has joint ventures with derivatives to reduce their exposure to foreign currencies. The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income, which is a component of the stockholders' equity accounts. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Guarantees—Kennedy-Wilson has certain guarantees associated with loans secured by assets held in various joint venture investments. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees was $26.7 million and $28.0 million at December 31, 2011 and 2010, respectively. The guarantees expire through 2016 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the asset. Based upon Kennedy-Wilson's evaluation of guarantees under Estimated Fair Value of Guarantees ASC Subtopic 460-10, the estimated fair value of guarantees made as of December 31, 2011 and 2010 is immaterial.

Concentration of Credit Risk—Financial instruments that subject Kennedy-Wilson to credit risk consist primarily of accounts and notes receivable and cash equivalents. Credit risk is generally diversified due to the large number of entities composing Kennedy-Wilson's customer base and their geographic dispersion throughout the U.S., Japan, United Kingdom and Ireland. Kennedy-Wilson performs ongoing credit evaluations of its customers and debtors. Accounts receivable are recorded at the contractual amount as determined by the underlying agreements and do not bear interest. An allowance for doubtful accounts is provided when Kennedy-Wilson determines there are probable credit losses in the existing accounts receivable that is determined based on historical experience. Kennedy Wilson reviews its accounts receivable for probable credit losses on a quarterly basis. As of December 31, 2011, the Company had an immaterial amount of allowance for doubtful accounts and during the period ending December 31, 2011 had recorded an immaterial amount of provision for doubtful accounts. Cash and cash equivalents are invested in institutions insured by government agencies. Certain accounts contain balances in excess of the insured limits. Kennedy Wilson's operations and financial position are affected by fluctuations in currency exchange rates between the Yen and European currencies against the U.S. Dollar.

Earnings Per Share—Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share is computed based upon the weighted average number of shares of common stock and potentially dilutive securities outstanding during the periods presented. The dilutive impact of potentially dilutive securities including warrants, convertible securities, and unvested stock which were outstanding during the period is calculated by the "treasury stock" method.

Foreign Currencies—The financial statements of subsidiaries located outside the U.S. are generally measured using the local currency as the functional currency. The assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date, and income and expenses are translated at the average monthly rate. The resulting translation adjustments are included in the accumulated other comprehensive income component of equity.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Comprehensive (Loss) Income—Comprehensive (loss) income consists of net income (loss) and other comprehensive income (loss). In the accompanying consolidated balance sheets, accumulated other comprehensive income consists of foreign currency translation adjustments and unrealized holding gains (losses) on available for sale securities and derivative instruments.

Repurchase of Equity Instruments—Upon the decision to retire repurchased equity instruments, Kennedy-Wilson records the retirement as a reduction to additional paid in capital.

Share-Based Payment Arrangements—Kennedy-Wilson accounts for its share-based payment arrangements under the provisions of Share-Based Payments ASC Subtopic 718-10. Compensation cost for employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the share-based award that is ultimately settled in equity of Kennedy-Wilson. The cost of employee services are recognized over the period during which an employee provides service in exchange for the share-based payment award. Share-based payment arrangements that vest ratably over the requisite service period are recognized on the straight-line basis and performance awards that vest ratably are recognized on a tranche by tranche basis over the performance period. Unrecognized compensation costs for share-based payment arrangements that have been modified are recognized over the original service or performance period.

Fair Value Option—Kennedy-Wilson accounts for financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings in accordance with the provisions of Fair Value Measurements and Disclosures ASC Subtopic 820-10.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In accordance with Accounting for Uncertainty in Income Taxes ASC Subtopic 740-10, Kennedy-Wilson recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Kennedy-Wilson records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Recent Accounting Pronouncements—In May 2011, the FASB issued Accounting Standards Codification (ASC) Update No. 2011-04, *Fair Value Measurement—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS.* Update No. 2011-04 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Update 2011-04 is intended to result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of this update is not expected to have a material impact to our financial statements.

In June 2011, the FASB issued Accounting Standards Codification (ASC) Update No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* Update No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Update 2011-05 requires an entity to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The adoption of this update is not expected to have a material impact to our financial statements.

In September 2011, the FASB issued Accounting Standards Codification (ASC) Update No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* intended to simplify goodwill impairment testing. Entities will be permitted to perform a qualitative assessment on goodwill impairment to determine whether it is more likely than not (defined as having a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. The adoption of this update is not expected to have a material impact on our financial statements.

Reclassifications—Certain balances included in prior years' financial statements have been reclassified to conform with current year presentation.

Note 3—Business Combinations

303-333 Hegenberger

On June 28, 2011, Kennedy-Wilson acquired a 100% interest in an approximate 200,000 square foot office portfolio in Oakland, California (the "Portfolio") from a related party fund (the "Seller") in which Kennedy-Wilson has a 5% ownership interest and the fund is accounted for under the equity method. The assets and liabilities of the Portfolio since the date of acquisition have been consolidated at fair value in accordance with Business Combinations ASC Subtopic 805-10. The amounts of $15.0 million in building, $2.5 million in acquired intangibles, $6.2 million in land, $0.6 million in cash and cash equivalents, $0.1 million in accounts receivables and other assets, $16.0 million in mortgage loans payable, and $1.1 million in other liabilities were recorded as a result of the combination. Direct costs of the business combination have been charged to operations in the period that such costs were incurred. Additionally, Kennedy-Wilson will pay the Seller 15% of all profits realized by Kennedy-Wilson in excess of a 10% internal rate of return upon disposition of the investment. Accordingly, Kennedy-Wilson has recorded a liability of $0.7 million, at fair value, for the 15% contingent interest. This interest will be re-evaluated on an on-going basis.

As a result of remeasuring its basis at fair value (utilizing an income approach), Kennedy-Wilson recorded a remeasurement gain in the amount of $6.3 million in the accompanying consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2011. The gain recognized represented the fair value in excess of the price paid.

The Portfolio revenue and earnings included in the accompanying consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2011, and the revenue and earnings on a pro forma basis, assuming the acquisition of the Portfolio occurred on January 1, 2011 and January 1, 2010, were as follows:

Unaudited, dollars in thousands, except for per share data	Revenue	Net (Loss) Income Attributable to Kennedy-Wilson Common Shareholders	Basic (Loss) Income Per Share
Actual Portfolio from June 28, 2011–December 31, 2011	$ 1,353	$ (157)	$ —
Supplemental pro forma from January 1, 2011–December 31, 2011	63,962	(3,008)	(0.07)
Supplemental pro forma from January 1, 2010–December 31, 2010	53,071	(2,347)	(0.06)

This unaudited pro forma information is not intended to represent or be indicative of what would have occurred if the transaction had taken place on the dates presented and is not indicative of what Kennedy-Wilson's actual results of operations would have been had the acquisition been completed at the beginning of the periods indicated above.

Fairways 340, LLC

In June 2010, Kennedy-Wilson acquired its partners interest to obtain 100% of the interest in Fairways 340, LLC ("Fairways") that was previously accounted for under the equity method. The assets, liabilities, and results of the operations of Fairways at the date of acquisition were consolidated at fair value and direct costs of the business combination have been charged to operations in the period that such costs were incurred in accordance with Business Combinations ASC Subtopic 805-10. Kennedy-Wilson had a 49.83% ownership interest and equity with a fair value of $8.9 million before the combination and the combination was considered to be achieved in stages. As a result of remeasuring its basis at fair value (utilizing an income approach) upon the combination, Kennedy-Wilson recorded a remeasurement gain in the amount of $2.1 million in the accompanying consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2010.

Subsequently, in October 2010, Kennedy-Wilson sold a controlling interest in Fairways to KW Fund III (of which KWH owns an 11.62% interest and retained a direct 50% ownership interest). The sale, which was considered in substance a sale of real estate, resulted in a gain of $0.7 million, after deferral of $0.1 million for the retained ownership interest, which is included in the accompanying consolidated statements of operations and comprehensive (loss) income. During the period in which Fairways was consolidated, Kennedy-Wilson recorded $1.2 million in rental revenue, $0.6 million in rental and other expenses, $0.4 million in depreciation expense, and $0.3 million in interest expense in the accompanying consolidated statements of operations and comprehensive (loss) income. At December 31, 2010 and 2011, Fairways is presented as an equity method investment in joint venture.

Prospect Acquisition Corp.

On November 13, 2009, KWI merged with Prospect, a blank check company formed for the purpose of acquiring control of, through a merger, capital stock exchange, asset acquisition, reverse capitalization, stock purchase, reorganization or other similar business combination, one or more operating businesses or assets in the financial services industry (the "Merger"). The resulting merged entity is KWH which continues the business operations of KWI, including all of their personnel and management. Consequently, the Merger achieved Prospect's business combination purpose while providing $89 million in cash for KWH to take immediate actions to acquire real estate and loans secured by real estate in the distressed real estate markets in the United States and abroad.

The Merger was accounted for as a reverse acquisition in accordance with Business Combinations ASC 805-40, because the stockholders of KWI immediately prior to the consummation of the Merger obtained effective control of Prospect, immediately following completion of the Merger, through (1) their stockholder interest comprising the largest single control block of shares in the post-merger company, (2) a majority of the members of the board of directors of the post-merger company being comprised of KWI directors (initially, six directors of KWI and one director of Prospect), and (3) all of the senior executive officers of the post-merger company being comprised of KWI executive officers. Accordingly, the assets, liabilities and results of operations of KWI have become the historical financial statements of Prospect at the closing of the Merger, and Prospect's assets (primarily cash and cash equivalents), liabilities and results of operations have been consolidated with KWI beginning on the date of the Merger, again becoming the combined entity of Kennedy-Wilson. The components of equity are the retained earnings and other equity balances of KWI immediately before the Merger with the capital share account of KWI adjusted to reflect the par value of the outstanding shares of Prospect. Assets, liabilities, and results of operations of Prospect have been consolidated at fair value in accordance with Business Combinations ASC Subtopic 805-10. All direct costs of the Merger have been charged to operations in the period that such costs were incurred.

Effective with the Merger, common stockholders of KWI received as consideration 20.4 million shares of Prospect's common stock and preferred stockholders of KWI received as consideration 5.6 million shares of Prospect's common stock, for an aggregate consideration of 26.0 million shares of Prospect common stock. In addition, 2.5 million shares of Prospect common stock were reserved for issuance to employees, non-employees and management of Kennedy-Wilson pursuant to an equity compensation plan adopted by Prospect's board of directors and approved by Prospect's stockholders on November 13, 2009. Upon completion of the Merger, Prospect shareholders were granted 12.8 million shares of KWH, with a fair value of $89 million, resulting in 31% ownership in the combined company Kennedy-Wilson. The net assets received from Prospect were $89 million of cash, no material liabilities were assumed, and no other identifiable intangible assets were acquired. Because the value of the consideration given to Prospect equals the fair value of the net identifiable assets, no goodwill was recorded from the Merger.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Merger related costs (in millions) included in the accompanying consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2010 and December 31, 2009 were:

	Year Ended December 31,	
	2010	2009
Compensation and related	$2.2	$12.5
General and administrative	—	3.6
Total	$2.2	$16.1

Note 4—Notes Receivable

Notes receivable consists of the following:

	December 31,	
	2011	2010
Notes receivable, fixed interest rate of 12%, with various maturities secured by a 16-unit condominium in Los Angeles, California	$ 6,076,000	$ —
Note receivable, fixed interest rate of 8%, interest only, due May 2012, secured by personal guarantees of borrowers	1,000,000	1,000,000
Note receivable, fixed interest rate of 10%, interest only, due December 2011, secured by personal property	485,000	485,000
Note receivable, fixed interest rate of 12%, interest only, due September 2012	377,000	377,000
Note pool acquired with deteriorated credit quality consisting of loans secured by collateral located in Southern California, and Las Vegas, Nevada with various interest rates and maturities (see additional discussion below)	—	18,402,000
Total notes receivable	7,938,000	20,264,000
Note receivable from KW Property Fund II, LP, fixed interest rate of 15%, principal and accrued interest due October 2013	22,674,000	—
Note receivable from KW Property Fund I, LP, fixed interest rate of 9%, principal and accrued interest due August 2012	8,127,000	—
Note receivable from a joint venture investment, fixed interest rate of 9%, principal and accrued interest due August 2012, secured by deed of trust	2,468,000	2,898,000
Note receivable from a joint venture investment, fixed interest rate of 10%, principal and accrued interest due December 2011	—	939,000
Total notes receivable from related parties	33,269,000	3,837,000
	$41,207,000	$24,101,000

In 2010, Kennedy-Wilson entered into an arrangement to purchase a pool of loans or notes receivable with deteriorated credit quality from a bank for $25.3 million. As of December 31, 2011, all the loans were either resolved through payoffs or foreclosed upon. During the year ended December 31, 2011 and December 31, 2010, Kennedy-Wilson accreted $1.1 million and $2.4 million, respectively, as interest income on the notes receivable in the accompanying consolidated statements of operations and comprehensive (loss) income.

During 2011, Kennedy-Wilson foreclosed on four assets in Las Vegas, Nevada and one asset in Palm Springs, California in the pool of loans discussed above. These assets served as collateral for loans within the loan pool. As a result of these foreclosures, the real estate was removed from the pool and recorded on Kennedy-Wilson's consolidated balance sheet at a fair value of $15.9 million. Kennedy-Wilson determined the fair value based on the income approach. The fair value was consistent with the carrying amount within the loan pool and, as such, no gain or loss was recorded. Due to the sale of one of the foreclosed properties, the total real estate included in the accompanying consolidated balance sheet, related to the foreclosed properties was $9.3 million as of December 31, 2011 (see Note 5).

During 2011, Kennedy Wilson issued and advanced $22.7 million and $8.1 million, on unsecured notes, to KW Property Fund II, LP, and KW Property Fund I, LP, respectively, both equity method investments and related parties. The interest recognized on these notes is included in interest income—related party in the accompanying consolidated statements of operations and comprehensive (loss) income.

Note 5—Real Estate

Kennedy-Wilson's investment in real estate includes the following:

	December 31,	
	2011	2010
Office building in Japan	$ 9,818,000	$ 9,279,000
House in Kona, Hawaii	8,724,000	8,724,000
204-unit residential apartment complex in Lompoc, California	25,883,000	25,780,000
2,700 acres of ranch land in Oahu, Hawaii	39,166,000	36,726,000
Residential land in Kona, Hawaii	4,101,000	4,101,000
Office building in Oakland, California	21,285,000	—
Foreclosed properties (see Note 4)	9,256,000	—
Other	3,082,000	2,097,000
	121,315,000	86,707,000
Less: Accumulated depreciation	(5,435,000)	(4,006,000)
Total	$115,880,000	$82,701,000

See footnote 3 and 4 for further discussion on acquisitions made during 2011.

During 2010, Kennedy-Wilson acquired a controlling interest and assumed the debt of a 2,700 acre ranch in Hawaii. The purchase price of the controlling interest combined with previously capitalized investments made by Kennedy-Wilson and the $16.0 million payoff of debt at a discount resulted in the new basis consolidated in the amount of $36.7 million as of December 31, 2010. The ranch is currently being developed for its intended use. As such, $1.9 million and $0.8 million of avoidable interest have been capitalized during 2011 and 2010, respectively, to the project.

During 2010, Kennedy-Wilson purchased a note from a bank for $5.3 million secured by a house in Kona, Hawaii. The borrower subsequently transferred the deed to Kennedy-Wilson in lieu of a foreclosure. In addition, the borrower paid Kennedy-Wilson $0.2 million and issued an unsecured promissory note in the amount of $1.0 million.

Note 6—Real Estate Held for Sale

In 2009, Kennedy-Wilson acquired a 149-unit condominium project located in Los Angeles, California. The project was purchased for the purposes of resale and was classified as held for sale at the date of acquisition. During 2009, Kennedy-Wilson sold 138 units with a historical cost basis of $34.4 million for a gain of $16.5 million. During 2010, Kennedy-Wilson sold the 11 remaining units with a historical cost basis of $2.5 million for a gain of $1.2 million.

Note 7—Investments in Joint Ventures

Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to approximately 50%, that were formed to acquire, manage, and/or sell real estate and invest in loan pools and discounted loan portfolios.

Summarized financial data of the joint ventures is as follows:

	December 31, 2011			*Year Ended December 31, 2010*		
	Greater Than 20%[1]	Other	Total	Greater Than 20%[1]	Other	Total
Balance sheets for equity method investments:						
Assets						
Cash and restricted cash	$ 1,923,000	$ 63,369,000	$ 65,292,000	$ 52,040,000	$ 26,043,000	$ 78,083,000
Real estate	314,975,000	2,878,497,000	3,193,472,000	824,903,000	1,906,648,000	2,731,551,000
Loan pool participation[2]	344,831,000	—	344,831,000	—	—	—
Other	5,308,000	167,678,000	172,986,000	17,627,000	211,708,000	229,335,000
Total assets	$667,037,000	$3,109,544,000	$3,776,581,000	$894,570,000	$2,144,399,000	$3,038,969,000
Liabilities						
Debt	$449,991,000	$1,737,194,000	$2,187,185,000	$419,772,000	$1,417,406,000	$1,837,178,000
Other	4,641,000	68,517,000	73,158,000	22,676,000	47,727,000	70,403,000
Total liabilities	454,632,000	1,805,711,000	2,260,343,000	442,448,000	1,465,133,000	1,907,581,000
Partners' capital						
Kennedy Wilson—investments in joint ventures	24,340,000	303,731,000	328,071,000	144,039,000	112,895,000	256,934,000
Kennedy Wilson—investments in loan pool participation[2]	61,262,000	—	61,262,000	—	—	—
Other partners	126,803,000	1,000,102,000	1,126,905,000	308,083,000	566,371,000	874,454,000
Total partners' capital	212,405,000	1,303,833,000	1,516,238,000	452,122,000	679,266,000	1,131,388,000
Total liabilities and partners' capital	$667,037,000	$3,109,544,000	$3,776,581,000	$894,570,000	$2,144,399,000	$3,038,969,000

Total investments are comprised of the following:

	December 31, 2011			*Year Ended December 31, 2010*		
	Greater Than 20%[1]	Other	Total	Greater Than 20%[1]	Other	Total
Equity method	$ 24,340,000	$ 303,731,000	$ 328,071,000	$144,039,000	$ 112,895,000	$ 256,934,000
Unrealized gain on fair value option	10,794,000	—	10,794,000	—	7,384,000	7,384,000
	35,134,000	303,731,000	338,865,000	144,039,000	120,279,000	264,318,000
Cost method	—	4,502,000	4,502,000	—	2,535,000	2,535,000
Total Investments in joint ventures	35,134,000	308,233,000	343,367,000	144,039,000	122,814,000	266,853,000
Loan pool participation[2]	61,262,000	—	61,262,000	—	—	—
Total	$ 96,396,000	$ 308,233,000	$ 404,629,000	$144,039,000	$ 122,814,000	$ 266,853,000

(1) Investments in these joint ventures or loan pool participation exceeds 20% of the total assets of Kennedy-Wilson as of December 31, 2011 or 2010 or equity in income from the joint venture or income from loan pool participation for the year ended December 31, 2011, 2010 or 2009 exceeds 20% of Kennedy-Wilson's income from continuing operations before income taxes for the year ended December 31, 2011, 2010 or 2009.

(2) This loan pool has been included in the investment in joint ventures footnote great than 20% column as this entity was determined to be a significant subsidiary for purposes of S-X §210.3-09. See further discussion on this loan pool participation in Note 8.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

	December 31, 2011			Year Ended December 31, 2010		
	Greater Than 20%[1]	Other	Total	Greater Than 20%[1]	Other	Total
Statements of income:						
Revenues	$45,817,000	$249,096,000	$294,913,000	$58,843,000	$142,098,000	$200,941,000
Depreciation	10,238,000	48,361,000	58,599,000	16,318,000	40,512,000	56,830,000
Interest	13,950,000	69,282,000	83,232,000	18,412,000	48,806,000	67,218,000
Other expenses	16,542,000	127,785,000	144,327,000	34,615,000	77,670,000	112,285,000
Total expenses	40,730,000	245,428,000	286,158,000	69,345,000	166,988,000	236,333,000
Gains on extinguishment of debt	—	9,351,000	9,351,000	9,092,000	4,734,000	13,826,000
Net (loss) Income	$ 5,087,000	$ 13,019,000	$ 18,106,000	$ (1,410,000)	$ (20,156,000)	$ (21,566,000)
Net income allocation:						
Kennedy Wilson—investments in joint ventures	$ 1,274,000	$ 7,823,000	$ 9,097,000	$ 5,568,000	$ 2,503,000	$ 8,071,000
Kennedy Wilson—investments in loan pool participation[2]	1,400,000	—	1,400,000	—	—	—
Other partners	2,413,000	5,196,000	7,609,000	(6,978,000)	(22,659,000)	(29,637,000)
Net (loss) income	$ 5,087,000	$ 13,019,000	$ 18,106,000	$ (1,410,000)	$ (20,156,000)	$ (21,566,000)

	Year Ended December 31, 2009		
	Greater Than 20%[1]	Other	Total
Statements of income:			
Revenues	$32,750,000	$140,119,000	$172,869,000
Depreciation	12,021,000	36,221,000	48,242,000
Interest	14,828,000	51,764,000	66,592,000
Other expenses	17,361,000	66,228,000	83,589,000
Total expenses	44,210,000	154,213,000	198,423,000
Gains on extinguishment of debt	28,320,000	—	28,320,000
Net (loss) Income	$16,860,000	$ (14,094,000)	$ 2,766,000
Net income allocation:			
Kennedy Wilson	$ 5,949,000	$ 3,107,000	$ 9,056,000
Other partners	10,911,000	(17,201,000)	(6,290,000)
Net (loss) income	$16,860,000	$ (14,094,000)	$ 2,766,000

Equity in joint venture income for the years ended December 31:

	2011	2010	2009
Net income allocation	$ 9,097,000	$ 8,071,000	$ 9,056,000
Unrealized gain on fair value option	3,410,000	2,477,000	(1,037,000)
Total equity in joint venture income	$12,507,000	$ 10,548,000	$ 8,019,000
Participation income allocation	$ 1,400,000	$ —	$ —

(1) See discussion above.

(2) See discussion above.

In 2010, Kennedy-Wilson formed a new joint venture platform which provides for a capital commitment from a joint venture partner in the amount of $250 million with Kennedy-Wilson's capital commitment totaling $28 million. The commitment from the partner has a three-year investment period and each proposed investment within the platform is at the discretion of the joint venture partner. As of December 31, 2011, the partner has contributed $223.2 million of capital into three joint ventures. Through December 31, 2011, Kennedy-Wilson has contributed capital in the amount of $19.0 million into the three joint ventures. Of this amount, $11.4 million was used to buy out ownership interests from an existing joint venture partner in KW Residential, LLC ("KWR"). The remaining amount of $7.6 million was used to invest in five new investments.

Additionally, during 2011 and 2010, Kennedy-Wilson invested $63.6 million and $14.2 million, respectively, in twenty new joint ventures and recapitalized seven joint ventures with $2.7 million and $11.5 million, respectively, to buy out ownership interests from existing joint venture partners.

During 2011 and 2010, Kennedy-Wilson made $40.3 million and $31.0 million, respectively, in additional contributions to existing joint venture investments. Of this amount $8.1 million and $17.4 million, respectively, was used by several joint ventures to pay down and/or refinance existing debt, which resulted in $1.1 million and $5.3 million, respectively, of gains from the early extinguishment of debt that is included in equity in joint venture income in the accompanying consolidated statements of operations and comprehensive (loss) income.

In 2011 and 2010, Kennedy-Wilson received $36.3 million and $16.1 million in distributions from its joint ventures, of which $3.6 million and $5.9 million was from operations and $32.7 million and $10.2 million was return of capital, respectively.

In 2011 and 2010, Kennedy-Wilson recognized $6.2 million and $10.1 million, respectively, in gains from foreign currency translation adjustments from its investment in KWR. The foreign currency gain is included in other comprehensive income, net of deferred income taxes of $2.5 million and $4.1 million in the accompanying consolidated statements of operations and comprehensive (loss) income.

Kennedy-Wilson has determined that it has investments in four variable interest entities as of December 31, 2011 and had no investments in variable interest entities as of December 31, 2010 and has concluded that Kennedy-Wilson is not the primary beneficiary. As of December 31, 2011, the variable interest entities had assets totaling $641.3 million with Kennedy-Wilson's exposure to loss as a result of its interests in these variable interest entities totaling $71.0 million related to its equity contributions. In addition, as of December 31, 2011, Kennedy-Wilson had $4.8 million in the form of loan guarantees that represented 8% of the mortgage loans of the underlying variable interest entities.

Investments in which Kennedy-Wilson does not have significant influence are accounted for under the cost method of accounting. As of December 31, 2011 and 2010, Kennedy-Wilson had four investments accounted for under the cost method with a carrying value totaling $4.5 million and $2.5 million, respectively.

Total deferred revenues and gains on sale of investments in joint ventures included in accrued expenses and other liabilities were $4,101,000 and $3,943,000 at December 31, 2011 and 2010, respectively.

Note 8—Investments In Loan Pool Participations

In 2011, Kennedy-Wilson, along with institutional partners, acquired a portfolio consisting of 58 performing loans with 24 borrowers with an unpaid principal balance of $2.2 billion, at time of purchase, secured by real estate located in the United Kingdom (the "UK Loan Pool"). The amount contractually due under the terms of the notes as of December 31, 2011 is $1.6 billion. The 58 loans are secured by more than 170 properties comprised of the following product types: office, multifamily, retail, industrial, hotel and land. Kennedy Wilson expects to accrete $26.7 million in interest income from loan pool participations over the total estimated collection period. During the year ended December 31, 2011, Kennedy-Wilson recognized $1.4 million of interest income from this loan pool participations in the accompanying consolidated statements of operations and comprehensive (loss) income. This loan pool participation is an unconsolidated 50% or less owned entity and was determined to be a significant subsidiary for the purposes of S-X §210.3-09. The summarized financial information for this entity has been included in Note 7 and the investment totaled $61.3 million as of December 31, 2011. Subsequent to the acquisition, six of the loans with a basis of $422.3 million, were sold.

Kennedy-Wilson recognized $2.6 million in losses from foreign currency translation adjustments from its investment in the UK Loan Pool during 2011. The foreign currency loss is included in other comprehensive income in the accompanying consolidated statement of equity.

In 2011, Kennedy-Wilson, in partnership with a bank, acquired participations in a loan portfolio totaling $44.9 million in unpaid principal balance. The loan portfolio is comprised of nine nonperforming loans secured by eight retail properties located in Southern California. Kennedy-Wilson expects to accrete $0.8 million in interest income from loan pool participations over the estimated collection period. During the year ended December 31, 2011, Kennedy-Wilson recognized $0.1 million, of interest income from loan pool participations in the accompanying consolidated statements of operations and comprehensive (loss) income. The amount contractually due under the terms of the notes as of December 31, 2011 is $44.9 million.

In 2010, Kennedy-Wilson, in partnership with a bank, acquired participations in two loan portfolios totaling approximately $424.5 million in unpaid principal balance. The loan portfolios, which were acquired from a regional bank, are comprised of loans secured by residential, hotel, retail, office, land, multifamily and other assets predominantly located in Southern California. Contractual payments of principal and interest of $0.6 million are due monthly from the loan pool participations. As of December 31, 2011, Kennedy-Wilson expects to accrete $13.0 million in interest income from loan pool participations over the remaining total estimated collection period. During the year ended December 31, 2011, Kennedy-Wilson recognized $3.1 million, including $0.1 million in noncontrolling interest, of interest income from loan pool participations in the accompanying consolidated statements of operations and comprehensive (loss) income. During the year ended December 31, 2010, Kennedy-Wilson recognized $9.3 million, including $1.4 million in noncontrolling interests, of interest income from loan pool participations in the accompanying consolidated statements of operations and comprehensive (loss) income. The amount contractually due under the terms of the notes as of December 31, 2011 is $202.0 million, which is due to resolutions or sales within the loan pool.

Note 9—Fair Value Measurements and the Fair Value Option

Fair Value Measurements—Fair Value Measurements and Disclosures ASC Subtopic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets and quoted prices in markets that are not active.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Marketable securities	$23,005,000	$—	$ —	$23,005,000
Investments in joint ventures	—	—	51,382,000	51,382,000
	$23,005,000	$—	$51,382,000	$74,387,000

The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ 33,000	$—	$ —	$ 33,000
Investments in joint ventures	—	—	34,654,000	34,654,000
	$ 33,000	$—	$34,654,000	$34,687,000

Kennedy-Wilson's investment in the ordinary stock units of the Bank of Ireland are classified as available-for-sale and are stated at fair value based upon observed market prices (Level 1 in the fair value hierarchy). Unrealized changes in value on these securities are included in accumulated other comprehensive income.

The following table presents changes in Level 3 investments, investments in investment companies and investments in joint ventures that elected the fair value option, for the years ended December 31:

	2011	2010	2009
Beginning balance	$34,654,000	$19,590,000	$15,088,000
Unrealized and realized gains	5,690,000	6,199,000	2,725,000
Unrealized and realized losses	(1,394,000)	—	—
Purchases	13,986,000	10,795,000	1,956,000
Sales	(1,554,000)	(1,930,000)	(179,000)
Ending Balance	$51,382,000	$34,654,000	$19,590,000

The change in unrealized and realized gains and losses are included in equity in joint venture (loss) income in the accompanying consolidated statements of operations and comprehensive (loss) income.

The change in unrealized gains on Level 3 investments during 2011 and 2010 for investments still held as of December 31, 2011 and 2010 were $4.2 million and $6.2 million, respectively.

Investment in Investment Companies—Kennedy-Wilson records its investment in KW Property Fund III, L.P., Kennedy Wilson Real Estate Fund IV, L.P., and SG KW Venture I, LLC (the "Funds") based upon the net assets that would be allocated to its interests in the Funds assuming the Funds were to liquidate their investments at fair value as of the reporting date. The Funds report their investments in real estate at fair value based on valuations of the underlying real estate holdings and indebtedness secured by the real estate. The valuations of real estate were based on management estimates of the real estate assets using income and market approaches. The indebtedness securing the real estate and the investments in debt securities were valued, in part, based on third party valuations and management estimates also using an income approach. The primary inputs for these valuations are unobservable and include discount rates, capitalization rates and projected growth rates. Increases in fair value for the Funds of $0.9 million, $3.7 million, and $3.8 million were recorded in equity in joint venture income in the accompanying consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2011, 2010 and 2009, respectively. Kennedy-Wilson's investment balance in the Funds was $23.4 million and $20.6 million at December 31, 2011 and 2010, respectively, which are included in investments in joint ventures in the accompanying consolidated balance sheet. As of December 31, 2011 and 2010, Kennedy-Wilson has unfunded capital commitments to the Funds in the amounts of $5.3 million and $9.2 million, respectively.

Fair Value Option—Additionally, Kennedy-Wilson elected the fair value option for two investments in joint venture entities that were acquired during 2008. Kennedy-Wilson elected to record these investments at fair value to more accurately reflect the timing of the value created in the underlying investments and report those results in current operations. In May 2011, Kennedy-Wilson purchased an additional 24% (increasing its interest from 24% to 48%) interest in one of its fair value option investments for $7.0 million from a related party fund. As the seller was experiencing liquidity issues, this transaction resulted in Kennedy-Wilson recording an increase in fair value of $4.8 million in equity in joint venture income in the accompanying consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2011. During the years ended December 31, 2011 and 2010, Kennedy-Wilson recorded an increase in fair value of both fair value option investments of $3.4 million and $2.5 million, respectively, in equity in joint venture income in the accompanying consolidated statements of operations and comprehensive (loss) income. During the year ended December 31, 2009, Kennedy-Wilson recorded a decrease in fair value of both fair value option investments of $1.0 million in equity in joint venture income in the accompanying consolidated statements of operations and comprehensive (loss) income. As of December 31, 2011 and 2010, these two investments had fair values of $27.9 million and $14.1 million, respectively.

In estimating fair value of real estate held by the Funds and two fair value option investments, Kennedy-Wilson considers significant inputs such as capitalization and discount rates. The table below describes the range of inputs used as of December 31, 2011 for real estate assets:

	Estimated Rates Used For	
	Capitalization Rates	Discount Rates
Multifamily	5.50%–7.00%	7.50%– 8.75%
Office	6.25%–8.00%	7.75%– 9.00%
Land and condominium units	n/a	8.00%–12.00%
Loan	n/a	8.7%

In valuing real estate related assets and indebtedness, Kennedy-Wilson considers significant inputs such as the term of the debt, value of collateral, market loan-to-value ratios, market interest rates and spreads, and credit quality of investment entities. The credit spreads used by Kennedy-Wilson for these types of investments range from 2.25% to 10.6%.

The accuracy of estimating fair value for investments utilizing unobservable inputs cannot be determined with precision, cannot be substantiated by comparison to quoted prices in active markets, and may not be realized in a current sale or immediate settlement of the asset or liability. Additionally, there are inherent uncertainties in any fair value measurement technique, and changes in the underlying assumptions used, including cap rates, discount rates, liquidity risks, and estimates of future cash flows, could significantly affect the fair value measurement amounts.

Fair Value of Financial Instruments—The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, accrued salaries and benefits, deferred and accrued income taxes, and income tax receivable approximate fair value due to their short-term maturities. The carrying value of notes receivable (excluding related party notes receivable as they are presumed not to be an arm's length transaction) approximate fair value as they are negotiated based upon the fair value of loans with similar characteristics. Bank lines of credit and debt approximate fair value as the terms are comparable to the terms currently being offered to Kennedy-Wilson.

Note 10—Marketable Securities

During 2011, a subsidiary of Kennedy-Wilson, along with a non-controlling entity comprised of Kennedy-Wilson executives, completed the purchase of 234.0 million units of ordinary stock of the Bank of Ireland for a purchase price of $32.8 million, of which $2.8 million was contributed by the non-controlling entity, at a fixed price of €0.10. Subsequent to the purchase, the non-controlling entity received a stock distribution for their ownership in the stock. The fair value was determined based on quoted prices in active markets. Additionally, the transaction was carried out in Euros which resulted in a currency translation adjustment. The impact on the changes in currency are included in other comprehensive income in the accompanying consolidated statement of equity.

At December 31, 2011, Kennedy Wilson's marketable securities had a cost basis of $32.8 million and a fair value of $23.0 million. The difference included unrealized losses of $5.3 million and foreign currency translation adjustments of $1.6 million both of which are included in other comprehensive (loss) income in the accompanying consolidated statement of equity.

The Company has evaluated the unrealized losses as of December 31, 2011 and has concluded that the unrealized losses are temporary in nature. The factors considered included current quoted prices in the active market and the severity and duration of the market fluctuation.

Note 11—Other Assets

Other assets consist of the following:

	December 31,	
	2011	2010
Office furniture and equipment	$ 4,103,000	$3,020,000
Less: Accumulated depreciation	(995,000)	(661,000)
	3,108,000	2,359,000
Prepaid expenses	4,509,000	3,316,000
Loan fees, net of accumulated amortization of $1,107,000 and $467,000 at December 31, 2011 and 2010, respectively	8,556,000	1,629,000
Deposits and other, net of accumulated amortization of $1,004,000 and $23,000 at December 31, 2011 and 2010, respectively	4,576,000	1,546,000
	$20,749,000	$8,850,000

Depreciation and amortization expense related to the above depreciable assets were $1.9 million, $0.3 million, and $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 12—Senior Notes

In April 2011, Kennedy-Wilson, Inc., a wholly-owned subsidiary of Kennedy-Wilson, in a private placement, issued $200 million in aggregate principal amount of its 8.750% senior notes due April 1, 2019 with an effective yield of 8.875% and an additional $50 million in aggregate principal amount of its 8.750% senior notes due April 1, 2019 with an effective yield of 8.486%. Interest on the notes is payable on April 1 and October 1 of each year. If the notes are redeemed prior to April 1, 2017 a premium must be paid on the redeemed amount. The terms of the notes are governed by an indenture by and among the Issuer; Kennedy-Wilson, as parent guarantor; certain subsidiaries of the Issuer, as subsidiary guarantors; and Wilmington Trust FSB, as trustee. In December 2011, Kennedy-Wilson commenced a registered exchange offer for its outstanding 8.750% senior notes. The exchange was completed on January 7, 2012.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

The indenture governing the notes contains various restrictive covenants, including, among others, limitations on our ability and the ability of certain of our subsidiaries to incur or guarantee additional indebtedness, to make restricted payments, pay dividends or make any other distributions from restricted subsidiaries, redeem or repurchase capital stock, sell assets or subsidiary stocks, engage in transactions with affiliates, create or permit liens on assets, enter into sale/leaseback transactions, and enter into consolidations or mergers. The indenture governing the 8.750% senior notes limits Kennedy-Wilson's ability to incur additional indebtedness if, on the date of such incurrence and after giving effect to the new indebtedness, Kennedy-Wilson's maximum balance sheet leverage ratio (as defined in the indenture) is greater than 1.50 to 1.00. This ratio is measured at the time of incurrence of additional indebtedness. During 2011, Kennedy-Wilson was in compliance with this ratio. See Note 26 for the guarantor and non-guarantor financial statements.

Note 13—Notes Payable

Notes payable were incurred primarily in connection with the acquisition of joint venture investments and include the following:

	December 31,	
	2011	2010
Note payable, interest payable monthly, variable interest rate at the lenders base rate, 4% at December 31, 2010, repaid April 2011	$—	$20,533,000
Note payable, fixed interest rate of 5% repaid April 2011	—	4,250,000
	$—	$24,783,000

During the year ended December 31, 2011, Kennedy-Wilson repaid in full the outstanding balance on it notes payable.

Note 14—Borrowings Under Lines of Credit

In July 2010, Kennedy-Wilson entered into a new unsecured revolving credit facility with U.S. Bank and East West Bank, which effectively increased its existing revolving credit facility from $30 million to $75 million, extended the maturity date to August 2013, and established an interest rate floor of 4%. The facility is available for acquisitions and working capital. The facility bears interest at rates ranging from LIBOR plus 2.50% to LIBOR plus 3.00%, with a floor of 4%. During 2011, the average outstanding borrowings under the facility was $13.6 million with the high and low outstanding balances being $55.0 million and no balance, respectively. During 2010, the average outstanding borrowings under the facility was $16.3 million with the high and low outstanding balances being $27.8 million and $0.0 million, respectively. The borrowings under this facility had an interest rate of 4.00% during the years ended December 31, 2011 and December 31, 2010. There was no principal amount outstanding under this facility as of December 31, 2011 and $27.8 million as of December 31, 2010.

The unsecured credit facility requires Kennedy-Wilson to maintain (i) a minimum rent adjusted fixed charge coverage ratio (as defined in the unsecured credit facility) of not less than 1.75 to 1.00, measured on a four quarter rolling average basis and (ii) a maximum balance sheet leverage (as defined in the unsecured credit facility) of not greater than 1.50 to 1.00, measured at the end of each calendar quarter. As of the most recent quarter end, Kennedy-Wilson's adjusted fixed charge coverage ratio was 2.37 to 1.00 and its maximum balance sheet leverage was 0.75 to 1.00.

Note 15—Mortgage Loans Payable

	December 31,	
	2011	2010
Mortgage loan payable, fixed interest rate of 4.19% interest only through November 2013, interest and principal due monthly beginning December 2013, unpaid principal due upon maturity on November 2018, secured by multi-family property	$14,357,000	$17,497,000
Mortgage loan payable, variable interest rate of long-term prime lending rate plus 3.50% (4.80 % at December 31, 2010), prime rate adjusts in April and August, repaid April 2011	—	2,784,000
Mortgage loan payable, variable interest rate of 1.00% over prime, interest due quarterly, principal due based on release prices for settled loans, unpaid principal due upon maturity on May 2013	4,391,000	14,968,000
Mortgage loan payable, fixed interest rate at 6.75% at December 31, 2011, interest only paid monthly, due June 2016, secured by office building	12,000,000	—
	$30,748,000	$35,249,000

During 2011, Kennedy-Wilson entered into a mortgage loan payable for $5.0 million secured by its 2,700-acre ranch in Hawaii. The note bore interest at the First Hawaiian Bank Prime Rate plus 2.50%, was interest only, and set to mature in April 2014. The loan was repaid in full in April 2011.

During 2010, Kennedy-Wilson assumed debt secured by a project in Hawaii (see Note 5) of $32.7 million and simultaneously settled the note for $16.0 million, resulting in a gain on early extinguishment of debt in the amount of $16.7 million (net of closing costs).

The aggregate maturities of mortgage loans payable subsequent to December 31, 2011 are: $0 in 2012, $4.4 million in 2013, $0.2 million in 2014, $0.3 million in 2015 and $25.8 million thereafter.

Note 16—Convertible Subordinated Debt

In July 2010, Kennedy-Wilson extinguished its convertible subordinated debt with a face value of $30.0 million for $32.5 million. The convertible subordinated debt was originally issued with a beneficial conversion feature and the carrying value of the convertible subordinated debt on the day of extinguishment was $27.7 million, net of the unamortized beneficial conversion of $2.3 million. The intrinsic value of the beneficial conversion feature was measured at $0.1 million on the day of extinguishment and was recorded as a reduction to additional paid in capital. The difference between the extinguishment amount and the carrying value of $4.8 million is included in the accompanying consolidated statement of operations and comprehensive income (loss) as a loss on early extinguishment of debt.

Note 17—Junior Subordinated Debentures

In 2007, Kennedy-Wilson issued junior subordinated debentures in the amount of $40 million. The debentures were issued to a trust established by Kennedy-Wilson, which contemporaneously issued $40 million of trust preferred securities to Merrill Lynch International. The interest rate on the debentures is fixed for the first ten years at 9.06%, and variable thereafter at LIBOR plus 3.70%. Interest is payable quarterly with the principal due in 2037.

Prior to April 30, 2012, Kennedy-Wilson may redeem the debentures, upon a Special Event, as defined in the debentures, at a redemption price equal to 107.5% of the outstanding principal amount. After April 30, 2012, Kennedy-Wilson may redeem the debentures, in whole or in part, on any interest payment date at par.

The junior subordinated debentures require Kennedy-Wilson to maintain (i) a fixed charge coverage ratio (as defined in the indenture governing our junior subordinated debentures) of not less than 1.75 to 1.00, measured on a four quarter rolling basis, and (ii) a ratio of total debt to net worth (as defined in the indenture governing the junior subordinated debentures) of not greater than 3.00 to 1.00 at any time. As of the most recent quarter end, Kennedy-Wilson's fixed charge coverage ratio was 3.42 to 1.00 and its ratio of total debt to net worth was 0.78 to 1.00.

Note 18—Related Party Transactions

During 2011, as a result of issuing the 8.75% senior notes as discussed in Note 12, the Company is subject to reporting associated with non-wholly owned subsidiary guarantors under the Indenture. Therefore, in order to reduce the reporting requirements, certain direct and indirect non-wholly owned subsidiaries of Kennedy-Wilson, Inc., a wholly-owned subsidiary of Kennedy-Wilson, that are guarantors of the Company's 8.75% senior notes, entered into agreements with (i) current and former employees of the Kennedy-Wilson, Inc. (the "Executives") and pooled investment vehicles owned by the executives (the "Executives Entities"), and/or (ii) unaffiliated third parties. The Executives Entities and the unaffiliated third parties were owners of an interest in non-wholly owned subsidiaries that are guarantors under the Indenture. These subsidiaries held ownership interests in unconsolidated co-investment vehicles (each a "Fund Entity"). In the transactions, interests held in the subsidiaries were exchanged for interests in the Fund Entities. As a result of the transactions, each of the subsidiaries became a wholly-owned subsidiary of Kennedy-Wilson, Inc., and each of the Executives, the Executive Entities and unaffiliated third parties continues to hold an economic interest in the relevant Fund Entity that is economically equivalent to the interest held by it prior to such transactions. As a result of this transaction, the Company deconsolidated a balance of $7.0 million of non-controlling interests.

In addition, K-W Properties, a subsidiary of Kennedy-Wilson, Inc., entered into agreements with another executive entity and certain unaffiliated third parties to acquire the outstanding non-controlling interests in two non-wholly owned subsidiaries. The consideration payable to the executive entity in exchange for their membership interest in the non-wholly owned subsidiary is $1.1 million and is included in accrued expenses and other liabilities in the accompanying balance sheet as of December 31, 2011. The consideration payable to unaffiliated third parties for their membership interests in the non-wholly owned subsidiaries was for an aggregate amount of $2.4 million.

During 2011, Kennedy-Wilson acquired a 100% interest in an approximate 200,000 square foot office portfolio in Oakland, California from a related party fund in which Kennedy-Wilson has a 5% ownership interest as further discussed in Note 3 above.

As of December 31, 2011 and 2010, a total of $33.3 million and $3.8 million was due to Kennedy-Wilson from various joint venture investments as further discussed in Note 4.

During the year ended December 31, 2011, Kennedy-Wilson purchased an additional 24% (increasing its interest from 24% to 48%) interest in a condominium project in Northern California for $7.0 million from a related party fund.

During the year ended December 31, 2011, a noncontrolling entity comprised of Kennedy-Wilson executives co-invested $2.8 million with Kennedy-Wilson to invest in the ordinary stock of the Bank of Ireland. During the year ended December 31, 2011, the stock was distributed to the executives.

During the years ended December 31, 2011 and 2010, a noncontrolling entity comprised of Kennedy-Wilson executives co-invested $1.7 million and $1.3 million with Kennedy-Wilson for the acquisition of new joint venture investments. During 2011, $0.3 million was distributed to the executives from the joint venture investments.

During the year ended December 31, 2011 and 2010, in connection with the acquisition of third-party partners' ownership interest in various joint venture investments, Kennedy-Wilson acquired the interests of various related party entities consisting of management and directors of Kennedy-Wilson for their net investments totaling $0.1 million and $3.0 million, respectively.

In 2010, Kennedy-Wilson sold a 50% ownership interest in Fairways and its entire 5% interest in another joint venture to KW Fund III in which it also has an ownership interest of 11.62% and is the general partner. The gain recognized on the sale of Fairways in the amount of $0.7 million is included in the accompanying consolidated statements of operations and comprehensive (loss) income. The gain recognized on the sale of the 5% joint venture interest in the amount of $0.6 million is included in equity in income of joint ventures in the accompanying consolidated statements of operations and comprehensive (loss) income. Gains on the sale of Fairways and the 5% joint venture interest were deferred in the amount of $0.2 million and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

In 2011, the firm of Kulik, Gottesman & Siegel LLP (formerly Kulik, Gottesman & Mouton Ltd). was paid $203,000 for legal services provided by the firm and $24,000 for director's fees for Kent Mouton, a partner in the firm and a member of Kennedy-Wilson's Board of Directors, respectively. For 2010, the amounts were $177,000 and $43,000, respectively. For 2009, the amounts were $366,000 and $25,000, respectively. For the year ended December 31, 2009, Mr. Mouton received a payment of $10,000 upon the termination of the 2009 Equity Participation Plan (see Note 21). Effective October 1, 2011, Mr. Mouton resigned from Kulik, Gottesman & Mouton Ltd. and joined Kennedy-Wilson as Senior Executive Officer. He will continue in his role as a member of Kennedy-Wilson's Board of Directors.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

The firm of Solomon, Winnett & Rosenfield was paid $198,000, $234,000, and $219,000 for income tax services provided by the firm during the years ended December 31, 2011, 2010, and 2009, respectively. Jerry Solomon is a partner in the firm and a member of Kennedy-Wilson's Board of Directors. For the years ended December 31, 2011, 2010, and 2009, Mr. Solomon was paid director's fees in the amounts of $34,000, $40,000, and $22,000, respectively. For the year ended December 31, 2009, Mr. Solomon received a payment of $10,000 upon the termination of the 2009 Equity Participation Plan (see Note 21).

In 2009, Kennedy-Wilson sold its ownership interest in two consolidated land projects to KW Fund III in which it also had an ownership interest of 7.64%. The gains recognized on the sale of these two ownership interests totaled $946,000 and are included in the accompanying consolidated statements of operations and comprehensive (loss) income. Gains on the sale of the joint venture interests were deferred in the amount of $44,000 and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

In 2009, Kennedy-Wilson entered into a seven-year lease with an affiliate of a third-party shareholder for its corporate offices in Beverly Hills, California commencing in January 2010. In 2010, Kennedy-Wilson amended the lease to provide for the rental of additional square footage. As of December 31, 2011, the future minimum lease payments under this agreement are as follows:

Year	
2012	$1,449,000
2013	1,493,000
2014	1,537,000
2015	1,583,000
2016	1,632,000
Thereafter	—
Total minimum payments	$7,694,000

Rental expense under this arrangement totaled $1.2 million and $1.0 million for the years ended December 31, 2011 and 2010, respectively.

Kennedy-Wilson received fees and other income from affiliates and entities in which Kennedy-Wilson holds ownership interests in the following amounts:

	Year Ended December 31,		
	2011	2010	2009
Property management and leasing fees	$14,546,000	$12,417,000	$10,138,000
Commissions	24,183,000	5,375,000	727,000
Sale of real estate	—	9,535,000	6,698,000
Total related party revenue	$38,729,000	$27,327,000	$17,563,000

In 2011, Kennedy-Wilson received $0.8 million from KW Residential, LLC for consulting services. For 2010 and 2009, Kennedy-Wilson was paid $0.2 million and $0.3 million, respectively, for payroll and $0.6 million and $0.1 million, respectively, for consulting services.

Note 19—Income Taxes

The components of income (loss) from continuing operations before the provision for income taxes consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
Domestic	$(14,880,000)	$10,212,000	$(13,618,000)
Foreign	20,001,000	—	—
Total	$ 5,121,000	$10,212,000	$(13,618,000)

The (benefit from) provision for income taxes consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
Federal			
Current	$ —	$ (2,450,000)	$ (9,461,000)
Deferred	(4,523,000)	5,583,000	5,987,000
	(4,523,000)	3,133,000	(3,474,000)
State			
Current	59,000	18,000	228,000
Deferred	(149,000)	576,000	(715,000)
	(90,000)	594,000	(487,000)
Foreign			
Current	2,599,000	—	—
Deferred	—	—	—
	2,599,000	—	—
Total	$ (2,014,000)	$ 3,727,000	$ (3,961,000)

A reconciliation of the statutory federal income tax rate of 34% with Kennedy-Wilson's effective income tax rate is as follows:

	Year Ended December 31,		
	2011	2010	2009
Tax computed at the statutory rate	$ 1,741,000	$ 3,472,000	$ (4,630,000)
State income taxes, net of federal benefit	(59,000)	393,000	(681,000)
Non-vested stock expense	(54,000)	—	525,000
Taxing authority settlement	809,000	—	—
Foreign rate differential	(4,246,000)	—	—
Capitalized transaction costs	—	—	528,000
Adjustment to investment basis	—	—	954,000
Extinguishment of debt	—	818,000	—
Noncontrolling interest and other	(385,000)	(956,000)	(657,000)
Other	180,000	—	—
(Benefit from) provision for income taxes	$ (2,014,000)	$ 3,727,000	$ (3,961,000)

Cumulative tax effects of temporary differences are shown below at December 31, 2011 and 2010:

	Year Ended December 31,	
	2011	2010
Deferred tax assets:		
Accrued reserves	$ 210,000	$ 196,000
Stock option expense	1,833,000	1,714,000
Net operating loss carryforward and credits	20,935,000	9,145,000
Marketable securities	2,564,000	1,032,000
Hedging transactions	2,426,000	289,000
Total deferred tax assets	27,968,000	12,376,000
Deferred tax liabilities:		
Depreciation and amortization	7,447,000	6,644,000
Prepaid expenses and other	581,000	814,000
Investment basis and reserve differences	28,355,000	21,701,000
Foreign currency translation	7,667,000	6,773,000
Capitalized interest	2,355,000	2,315,000
Total deferred tax liabilities	46,405,000	38,247,000
Net deferred tax liability	$18,437,000	$25,871,000

Based upon the level of historical taxable income and projections for future taxable income over the periods which Kennedy-Wilson's gross deferred tax assets are deductible, management believes it is more likely than not Kennedy-Wilson will realize the benefits of these deductible differences as of December 31, 2011.

As of December 31, 2011 Kennedy-Wilson had federal net operating losses of $54.8 million. These net operating losses begin to expire in the year 2030. As of December 31, 2011 there were also state net operating loss carryforwards of approximately $48.1 million. The state net operating losses begin to expire after the year 2030.

Presently a deferred tax liability for undistributed earnings of subsidiaries located outside the U.S. has not been recorded. These earnings may become taxable upon a payment of a dividend or as a result of a sale or liquidation of the subsidiaries. At this time we don't have plans to repatriate income from our foreign subsidiaries, however to the extent that are able to repatriate such earnings in a tax free manner, or in the event of a change in our capital situation or investment strategy, it is possible that the foreign subsidiaries may pay a dividend which would impact our effective tax rate. Unremitted earnings of foreign subsidiaries, which have been, or are intended to be permanently invested, aggregated approximately $17.5 million as of December 31, 2011. The determination of the tax liability upon repatriation is not practicable.

There were no gross unrecognized tax benefits at December 31, 2011 and December 31, 2010. Management has considered the likelihood and significance of possible penalties associated with Kennedy-Wilson's current and intended filing positions and has determined, based on its assessment, that such penalties, if any, would not be significant.

Management has considered the likelihood and significance of possible penalties associated with Kennedy-Wilson's current and intended filing positions and has determined, based on its assessment, that such penalties, if any, would not be significant.

Kennedy-Wilson's federal income tax returns remain open to examination for the years 2007 through 2011. Kennedy-Wilson is currently under examination for 2008, 2009 and 2010.

Note 20—Commitments and Contingencies

Future minimum lease payments under scheduled operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

Year	
2012	$2,057,000
2013	1,861,000
2014	1,823,000
2015	1,750,000
2016	1,675,000
Thereafter	3,000
Total minimum payments	$9,169,000

Net rental expense was $2.3 million, $2.2 million, and $2.0 million for the years ended December 31, 2011, 2010, and 2009, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations and comprehensive (loss) income.

Guarantees—Kennedy-Wilson has provided guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees were approximately $26.7 million at December 31, 2011. The guarantees expire by the year end of 2016 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property.

Capital Commitments—As of December 31, 2011 and 2010, Kennedy-Wilson has unfunded capital commitments to its joint ventures in the amounts of $9.1 million.

Employment Agreements—Kennedy-Wilson has entered into employment agreements with its Chief Executive Officer and its Chief Executive Officer of the Commercial Investment Group, which provide for annual base compensation in the aggregate amounts of $950,000 and $750,000, respectively, and expire in December 2019 and January 2014, respectively. The employment agreements provided for the payment of cash bonuses, in connection with the Merger, in the amounts of $4,850,000 and $2,000,000, respectively, and were paid in November 2009. Additionally, the employment agreements provide for cash bonuses of $2,425,000 and $1,000,000, respectively, based on Kennedy-Wilson's achievement of certain performance targets as described in the employment agreement and were paid on April 1, 2010. The employment agreements also provide for the issuance of 556,875 shares of restricted stock to each officer that vest in equal amounts over five years provided certain performance targets are achieved (see Note 19). Also, in connection with the Merger, Kennedy-Wilson forgave a note, including principal and interest, due from its Chief Executive Officer in the total amount of $4,281,000. The Chief Executive Officer was not required to make any payments for being relieved of the note obligations and therefore it was considered as compensation expense and has been included as compensation and related expense in the accompanying consolidated statements of operations and comprehensive (loss) income. Additionally, the employment agreements provide for the payment of an annual discretionary bonus in an amount determined in the sole and absolute discretion of the Compensation Committee of the board of directors.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Kennedy-Wilson also has an employment agreement with one other non-officer employee which provides for aggregate minimum annual compensation of $600,000 and will expire in 2014.

Litigation—Kennedy-Wilson is currently a defendant in certain routine litigation arising in the ordinary course of business. It is the opinion of management and legal counsel that the outcome of these actions will not have a material effect on the financial statements taken as a whole.

Note 21—Stock Compensation Plans

In March 2009, KWI adopted the 2009 Equity Participation Plan ("the Equity Plan") that allowed for the grant of up to 2,852,312 shares of common stock. KWI granted 1,426,156 performance awards and 1,426,156 service awards with an exercise price of $7.89. The performance and service awards were scheduled to vest ratably over a seven year period with settlement in shares of common stock of KWI. The option awards would have expired at the end of ten years. The Equity Plan allowed participants to settle vested awards with cash, a full recourse note, or net share settlement. Kennedy-Wilson determined the compensation expense to be recorded under the Equity Plan using the Black-Scholes-Merton option pricing model. The option pricing model inputs used to determine the grant date fair value of $10.3 million were an expected stock option term of seven years, expected volatility of 43.4%, expected risk free rate of 2.5%, and no expected dividends. In November 2009, the Equity Plan was canceled and replaced by another 2009 Equity Participation Plan (the "New Equity Plan"). Upon termination of the Equity Plan, the board of directors of KWI approved a cash payment to option holders totaling $1.5 million.

On November 13, 2009, Kennedy-Wilson adopted the New Equity Plan that allows for the grant of up to approximately 2.5 million shares of common stock. During 2010 and 2009, approximately 0.1 million and 2.4 million restricted share awards were granted to employees, respectively, which vest ratably over a five year period. Vesting of the restricted share awards is contingent upon the expected achievement of a performance target as of the initial vesting date of November 13, 2010 and each of the next four years thereafter. The performance targets were achieved for 2010 and 2011. From inception of the plan through December 31, 2011, 960,824 shares have vested and been issued to participants and 23,512 shares have been forfeited. These restricted share awards are recognized as expense on a tranche by tranche basis over the five year performance period.

The cancellation and settlement of the Equity Plan along with the granting of new awards under the New Equity Plan was determined to be a plan modification. Therefore the aggregate compensation cost recognized as a result of the modification will be the remaining grant date fair value of the Equity Plan plus the incremental compensation cost resulting from the modification. The incremental compensation costs are measured as the grant date fair value of the restricted stock awards plus the cash paid to settle the Equity Plan awards less the fair value of the Equity Plan on the date of modification. Since, on the date of modification, the cumulative compensation cost recognized under the Equity Plan exceeded the cash paid to settle the award, no additional compensation costs were recorded as a result of the cash payment and it was recorded as a reduction to equity. The fair value of the Equity Plan on the date of modification was determined utilizing the Black-Scholes-Merton option pricing model. The option pricing model inputs used were an expected stock option term of 6.29 years, volatility of 41.9%, risk free interest rate of 2.95%, and no expected dividends.

As of December 31, 2011, there was $3.9 million of unrecognized compensation cost for the New Equity Plan related to unvested restricted shares and $4.6 million of unrecognized compensation cost for the Equity Plan. The cost for the New Equity Plan is expected to be recognized over a weighted average period of 2.0 years and the cost for the Equity Plan is expected to be recognized over a weighted average period of 3.1 years.

Compensation expense recognized for the years ended December 31, 2011, 2010 and 2009, was $5.1 million, $8.1 million and $2.3 million, respectively, and is included in compensation and related expense in the accompanying consolidated statements of operations and comprehensive (loss) income.

The following table sets forth activity under the New Equity Plan:

Nonvested at January 1, 2010	2,357,443
Granted	132,500
Vested	(467,781)
Forfeited	(18,562)
Nonvested at December 31, 2010	2,003,600
Granted	3,000
Vested	(493,043)
Forfeited	(4,950)
Nonvested at December 31, 2011	1,508,607

Note 22—Capital Stock Transactions

Common Stock

During 2011, Kennedy-Wilson issued 4.4 million shares of its common stock to an institutional investor for $10.70 per share when the market value was $12.20. In addition, as a result of its contractual rights, the preferred shareholder also acquired 400,000 shares for $10.70 per share, representing a $0.6 million discount. Because the discount was the result of the preferred shareholder's contractual rights, it is reflected as additional preferred dividend in the accompanying consolidated statements of operations and comprehensive (loss) income.

During 2011, Kennedy-Wilson completed a secondary offering of 6.9 million shares of its common stock, which raised $71.7 million of net proceeds.

During 2011 and 2010, Kennedy-Wilson repurchased 51,958 and 1,111,690 shares of its common stock at market for total consideration of $0.5 million and $11.3 million. These shares are currently held in treasury.

Preferred Stock

During 2010, Kennedy-Wilson issued two series of Convertible Cumulative Preferred stock (together "the Preferred Stock"), series A (100,000 shares) and series B (32,550 shares), for total proceeds less issuance costs of $99.8 million and $32.5 million, respectively. The series A Preferred Stock is convertible into common stock at any time at the option of the holder prior to May 19, 2015 at a price of $12.41 per share and is mandatorily convertible into common stock on May 19, 2015. The series B Preferred Stock is convertible into common stock at any time at the option of the holder prior to November 3, 2018 at a price of $10.70 per share and is mandatorily convertible into common stock on November 3, 2018. The series A and series B Preferred Stock have dividend rates of 6.0% and 6.452%, respectively, payable quarterly.

The certificate of designations of the Preferred Stock contain provisions that require Kennedy-Wilson to commence an offer to purchase all shares of the Preferred Stock at a purchase price in cash per share of Preferred Stock equal to $1,150 plus all accumulated and accrued dividends upon the occurrence of a fundamental change, defined as a change of control. The parties have agreed that a change of control is deemed to occur when any person or group other than the purchaser of the Preferred Stock and its affiliates, or any officer or director of Kennedy-Wilson as of the issue date of the Preferred Stock, acquires directly or indirectly voting control or direction over more than 35% of the voting control of Kennedy-Wilson for a period of seven consecutive days following the earlier of the date the company becomes aware of such acquisition and the date such person or group files a Schedule 13D. This change of control provision is within Kennedy-Wilson's control as the Board of Directors, at its discretion, would be able to issue blank check Preferred Stock at any time for any reason which could dilute the person or group to below the 35% of the voting control threshold. As such, Kennedy-Wilson has concluded that the change of control is within the control of Kennedy-Wilson and therefore has classified the Preferred Stock as permanent equity in the accompanying consolidated balance sheets.

In connection with the issuance of the Preferred Stock, Kennedy-Wilson entered into registration rights agreements that allow for the holders of the Preferred Stock, with at least a 51% vote, to demand registration of the Preferred Stock (or converted common stock) on or after November 13, 2010. If Kennedy-Wilson does not satisfy the demand for registration, the holders of the Preferred Stock (or converted common stock) would be entitled to receive a payment in an amount equal to 1.50% per annum of the liquidation preference of $1,000 per share. There are sufficient shares of unregistered common stock authorized and unissued to accommodate the conversion feature.

In 2008, before preferred shares were converted to common shares and the shares were recast to match the presentation of Prospect in connection with the Merger, KWI issued 53,000 shares of Series A Preferred Stock (the "Initial Preferred Stock"). The proceeds from the issuance of the Initial Preferred Stock were $52,354,000, net of expenses related to the offering totaling $646,000. The holders of the Initial Preferred Stock were entitled to receive dividends at a rate of 7% of the liquidation value of $1,000 per share, payable quarterly. The Initial Preferred Stock had a conversion price of $42 per share. In connection with the Merger the Initial Preferred Stock was converted to common stock and the conversion price was modified to $36 per share. The change in conversion price resulted in the issuance of additional shares to pre-merger preferred shareholders in the amount of $7,879,000. In addition, cash dividend payments to pre-Merger preferred shareholders for the years ended December 31, 2009 and 2008 were $3,235,000 and $2,264,000, respectively.

Warrants

In April 2010, the Board of Directors authorized a warrant repurchase program enabling Kennedy-Wilson to repurchase up to 12.5 million of its outstanding warrants. The warrants carry an exercise price of $12.50 with an expiration date of November 14, 2013. Kennedy-Wilson may call for redemption of the warrants in whole and not in part at a price of $0.01 per warrant if the share price of its common stock equals or exceeds $19.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, or upon not less than 30 days' prior written notice of redemption to each warrant holder. During 2011 and 2010, Kennedy-Wilson repurchased a total of 3.4 million and 7.9 million, respectively of its outstanding warrants for total consideration of $6.1 million and $11.5 million. There are 6.4 million warrants outstanding as of December 31, 2011.

Dividend Distributions

Kennedy-Wilson declared and paid the following cash dividends on its common and preferred stock:

	Year Ended December 31, 2011		*Year Ended December 31, 2010*	
	Declared	Paid	Declared	Paid
Preferred Stock				
Series A	$ 6,000,000	$ 6,000,000	$3,716,000	$3,716,000
Series B	2,100,000	2,100,000	817,000	817,000
Total Preferred Stock	8,100,000	8,100,000[2]	4,533,000	4,533,000
Common Stock	5,671,000	3,598,000	—	—
Total[1]	$13,771,000	$11,698,000	$4,533,000	$4,533,000

(1) The difference between declared and paid is the amount accrued on the consolidated balance sheet.

(2) The $0.6 million difference between paid and the amount presented on the statement of equity represents the discount provided as a result of the preferred shareholders' contractual rights as discussed above.

Note 23—Employee Benefit Arrangements

Kennedy-Wilson has a qualified plan under the provisions of Section 401(k) of the Internal Revenue Code. Under this plan, participants are able to make salary deferral contributions of up to 15% of their total compensation, up to a specified maximum. The 401(k) plan also includes provisions which authorize Kennedy-Wilson to make discretionary contributions. During 2011, 2010, and 2009, Kennedy-Wilson made matching contributions of $140,000, $232,000, and $32,000, respectively, to this plan and they are included in compensation and related expenses in the accompanying consolidated statements of operations and comprehensive (loss) income.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Note 24—Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2011	2010	2009
Basic and diluted (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. common shareholders:			
Loss from continuing operations attributable to Kennedy-Wilson Holdings, Inc. common shareholder	$(2,741,000)	$(1,052,000)	$(15,336,000)
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings Inc. common shareholders	343,000	—	—
Net loss attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$(2,398,000)	$(1,052,000)	$(15,336,000)
Loss from continuing operations attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (0.06)	$ (0.03)	$ (0.57)
Income from discontinued operations, net of income taxes, attributable to Kennedy-Wilson Holdings Inc. common shareholders	0.01	—	—
Net loss attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (0.06)	$ (0.03)	$ (0.57)
Weighted average shares outstanding for basic and diluted loss per share	42,415,770	38,978,272	26,891,304

The dilutive shares from warrants, convertible securities, and un-vested stock have not been included in the diluted weighted average shares as Kennedy-Wilson has a net loss available to common shareholders. There were no potentially dilutive securities as of December 31, 2011 and 2010. There was a total of 20,609,591, 23,450,734 and 147,857 potentially dilutive securities as of December 31, 2011, 2010 and 2009.

Note 25—Segment Information

Kennedy-Wilson's business is defined by two core segments: KW Services and KW Investments. KW Services provides a full array of real estate-related services to investors and lenders, with a strong focus on financial institution-based clients. KW Investments invests Kennedy-Wilson capital in multifamily, residential and office properties as well as loans secured by real estate. Kennedy-Wilson's segment disclosure with respect to the determination of segment profit or loss and segment assets is based on these services and investments.

KW Services—Kennedy-Wilson offers a comprehensive line of real estate services for the full life cycle of real estate ownership and investment to clients that include financial institutions, developers, builders and government agencies. Kennedy Wilson provides auction and conventional sales, property management, asset management, leasing, construction management, acquisitions, dispositions and trust services.

KW Investments—Kennedy-Wilson, on its own and through joint ventures, is an investor in real estate, including multifamily, residential and office properties as well as loans secured by real estate.

Substantially all of the management fees and commissions—related party revenues were generated via intersegment activity for the years ended December 31, 2011, 2010 and 2009. The amounts representing investments with related parties and non-affiliates are included in the investments segment. No single external customer provided Kennedy-Wilson with 10% or more of its revenues during any period presented in these financial statements.

The following tables summarize the income and expense activity by segment for the year ended December 31, 2011, 2010 and 2009 and total assets as of December 31, 2011, 2010 and 2009.

	Year Ended December 31,		
	2011	2010	2009
Services			
Management fees and commissions	$18,347,000	$15,272,000	$13,230,000
Management fees and commissions—related party	38,729,000	17,792,000	10,865,000
Total revenue	57,076,000	33,064,000	24,095,000
Operating expenses	31,356,000	23,584,000	20,499,000
Depreciation and amortization	143,000	117,000	70,000
Total operating expenses	31,499,000	23,701,000	20,569,000
Total operating income	25,577,000	9,363,000	3,526,000
Income before provision for income taxes	$25,577,000	$ 9,363,000	$ 3,526,000
Total assets	$66,406,000	$38,780,000	$30,600,000

All of the revenues included in the table above are attributable to the United States except for $22.2 million of management fees and commissions—related party that is attributable to our operations in Ireland. The total assets of our Irish subsidiary totaled $21.7 million.

	Year Ended December 31,		
	2011	2010	2009
Investments			
Sale of real estate	$ 417,000	$ 3,937,000	$ 52,699,000
Sale of real estate—related party	—	9,535,000	6,698,000
Rental and other revenue	5,140,000	4,000,000	2,717,000
Total revenue	5,557,000	17,472,000	62,114,000
Operating expenses	19,302,000	26,243,000	49,458,000
Depreciation and amortization	2,420,000	1,342,000	919,000
Total operating expenses	21,722,000	27,585,000	50,377,000
Equity in joint venture income	12,507,000	10,548,000	8,019,000
Income from loan pool participations and notes receivable	7,886,000	11,855,000	—
Total operating income (loss)	4,228,000	12,290,000	19,756,000
Interest income—related party	2,021,000	—	—
Remeasurement gain	6,348,000	2,108,000	—
Gain on early extinguishment of debt	—	16,670,000	—
Interest expense	(1,552,000)	(676,000)	(5,106,000)
Other than temporary impairment	—	—	(328,000)
Income from continuing operations	$ 11,045,000	$ 30,392,000	$ 14,322,000
Income from discontinued operations, net of income taxes	8,000	—	—
Gain from sale of real estate, net of income taxes	335,000	—	—
Income before provision for income taxes	$ 11,388,000	$ 30,392,000	$ 14,322,000
Total assets	$591,459,000	$400,519,000	$236,780,000
Expenditure for long lived assets	$ 2,680,000	$ 23,764,000	$ 35,800,000

All of the revenues included in the table above are attributable to the United States, except for the rental revenue that is attributable to Japan and income from loan pool participations and notes receivable that is attributable to our investment in the UK loan pool. A total of $538,000, $485,000 and $483,000 in rental revenue is attributable to Japan for the years end December 31, 2011, 2010 and 2009, respectively. This rental revenue was generated from the office building in Japan that had a carrying value of $9,256,000, $8,895,000 and $8,145,000 as of December 31, 2011, 2010 and 2009, respectively. The total income from loan pool participations and notes receivable from our $60.0 million investment in the UK loan pool was $2.3 million for the year end December 31, 2011. They only other activity outside the United States is conducted through Kennedy-Wilson's equity method investment KWR (Note 7).

	Year Ended December 31,		
	2011	2010	2009
Corporate			
Rental and other revenue	$ —	$ —	$ 26,000
Total revenue	—	—	26,000
Operating expenses	12,596,000	18,492,000	23,793,000
Depreciation and amortization	235,000	159,000	133,000
Total operating expenses	12,831,000	18,651,000	23,926,000
Total operating loss	(12,831,000)	(18,651,000)	(23,900,000)
Interest income	285,000	192,000	102,000
Interest income—related party	—	662,000	400,000
Loss on early extinguishment of corporate debt	—	(4,788,000)	—
Interest expense	(18,955,000)	(6,958,000)	(8,068,000)
Loss before provision for income taxes	(31,501,000)	(29,543,000)	(31,466,000)
Benefit from (provision) for income taxes	2,014,000	(3,727,000)	3,961,000
Net loss	$ (29,487,000)	$ (33,270,000)	$ (27,505,000)
Total assets	$134,911,000	$ 48,549,000	$ 68,877,000

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Note 26—Guarantor and Non-Guarantor Financial Statements

The following consolidating financial information and condensed consolidating financial information includes:

(1) Condensed consolidating balance sheets as of December 31, 2011 and 2010, respectively; consolidating statements of operations and comprehensive (loss) income for the years ended December 31, 2011, 2010 and 2009, respectively; and condensed consolidating statements of cash flows for the years ended December 31, 2011, 2010 and 2009, respectively, of (a) Kennedy-Wilson Holdings, Inc., as the parent, (b) Kennedy-Wilson, Inc., as the subsidiary issuer, (c) the guarantor subsidiaries, (d) the non-guarantor subsidiaries and (e) Kennedy-Wilson Holdings, Inc. on a consolidated basis; and

(2) Elimination entries necessary to consolidate Kennedy-Wilson Holdings, Inc., as the parent, with Kennedy-Wilson, Inc. and its guarantor and non-guarantor subsidiaries

Included in the guarantor subsidiaries column below are data for certain guarantor subsidiaries that were less than 100% owned by Kennedy-Wilson as of December 31, 2010. Such guarantor subsidiaries were restructured prior to the exchange offer such that Kennedy-Wilson now owns 100% of all of the guarantor subsidiaries as of December 31, 2011. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for these subsidiaries as of December 31, 2011.

						As of December 31, 2011
Condensed Consolidating Balance Sheet	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Elimination	Consolidated Total
Assets						
Cash and cash equivalents	$ —	$ 95,812,000	$ 2,553,000	$ 17,561,000	$ —	$115,926,000
Accounts receivable	—	751,000	2,043,000	320,000	—	3,114,000
Accounts receivable—related parties	—	2,328,000	6,822,000	6,462,000	—	15,612,000
Notes receivable	—	862,000	6,076,000	1,000,000	—	7,938,000
Notes receivable—related parties	—	33,269,000	—	—	—	33,269,000
Real estate, net of accumulated depreciation	—	53,000	51,212,000	64,615,000	—	115,880,000
Investments in joint ventures	—	8,785,000	316,219,000	18,363,000	—	343,367,000
Investments in and advances to consolidated subsidiaries	412,871,000	567,285,000	82,393,000	—	(1,062,549,000)	—
Investment in loan pool participations	—	—	89,951,000	—	—	89,951,000
Marketable securities	—	22,972,000	33,000	—	—	23,005,000
Other assets	—	13,334,000	3,656,000	3,759,000	—	20,749,000
Goodwill	—	—	17,216,000	6,749,000	—	23,965,000
Total Assets	$412,871,000	$745,451,000	$578,174,000	$118,829,000	$(1,062,549,000)	$792,776,000
Liabilities and Equity						
Liabilities						
Accounts payable	$ 52,000	$ 1,250,000	$ 396,000	$ 100,000	$ —	$ 1,798,000
Accrued expenses and other liabilities	2,584,000	10,768,000	5,346,000	5,564,000	—	24,262,000
Accrued salaries and benefits	—	12,622,000	1,195,000	761,000	—	14,578,000
Deferred tax liability	—	18,555,000	(439,000)	321,000	—	18,437,000
Senior notes payable	—	249,385,000	—	—	—	249,385,000
Mortgage loans payable	—	—	4,391,000	26,357,000	—	30,748,000
Junior subordinated debentures	—	40,000,000	—	—	—	40,000,000
Total liabilities	2,636,000	332,580,000	10,889,000	33,103,000	—	379,208,000
Equity						
Kennedy-Wilson Holdings, Inc. shareholders' equity	410,235,000	412,871,000	567,285,000	82,393,000	(1,062,549,000)	410,235,000
Noncontrolling interests	—	—	—	3,333,000	—	3,333,000
Total equity	410,235,000	412,871,000	567,285,000	85,726,000	(1,062,549,000)	413,568,000
Total liabilities and equity	$412,871,000	$745,451,000	$578,174,000	$118,829,000	$(1,062,549,000)	$792,776,000

As of December 31, 2010

Condensed Consolidating Balance Sheet	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries[1]	Non-guarantor Subsidiaries	Elimination	Consolidated Total
Assets						
Cash and cash equivalents	$ —	$ 42,793,000	$ 3,350,000	$ 825,000	$ —	$ 46,968,000
Accounts receivable	—	348,000	1,551,000	198,000	—	2,097,000
Accounts receivable—related parties	—	1,652,000	5,268,000	142,000	—	7,062,000
Notes receivable	—	862,000	18,402,000	1,000,000	—	20,264,000
Notes receivable—related parties	—	3,837,000	—	—	—	3,837,000
Real estate, net of accumulated depreciation	—	—	56,207,000	26,494,000	—	82,701,000
Investments in joint ventures	—	2,501,000	257,521,000	6,864,000	—	266,886,000
Investments in and advances to consolidated subsidiaries	300,244,000	368,820,000	20,251,000	—	(689,315,000)	—
Investment in loan pool participations	—	—	25,218,000	—	—	25,218,000
Other assets	—	4,945,000	3,417,000	488,000	—	8,850,000
Goodwill	—	—	17,216,000	6,749,000	—	23,965,000
Total Assets	$300,244,000	$425,758,000	$408,401,000	$ 42,760,000	$ (689,315,000)	$487,848,000
Liabilities and Equity						
Liabilities						
Accounts payable	$ 52,000	$ 673,000	$ 725,000	$ 54,000	$ —	$ 1,504,000
Accrued expenses and other liabilities	—	1,830,000	6,914,000	320,000	—	9,064,000
Accrued salaries and benefits	—	8,857,000	1,553,000	311,000	—	10,721,000
Deferred tax liability	—	25,871,000	—	—	—	25,871,000
Notes payable	—	20,533,000	—	4,250,000	—	24,783,000
Borrowings under line of credit	—	27,750,000	—	—	—	27,750,000
Mortgage loans payable	—	—	17,752,000	17,497,000	—	35,249,000
Junior subordinated debentures	—	40,000,000	—	—	—	40,000,000
Total liabilities	52,000	125,514,000	26,944,000	22,432,000	—	174,942,000
Equity						
Kennedy-Wilson Holdings, Inc. shareholders' equity	300,192,000	300,244,000	368,820,000	20,251,000	(689,315,000)	300,192,000
Noncontrolling interests	—	—	12,637,000	77,000	—	12,714,000
Total equity	300,192,000	300,244,000	381,457,000	20,328,000	(689,315,000)	312,906,000
Total liabilities and equity	$300,244,000	$425,758,000	$408,401,000	$ 42,760,000	$ (689,315,000)	$487,848,000

(1) Included in the guarantor subsidiaries column above are data for certain subsidiaries that were less than 100% owned as of December 31, 2010 by Kennedy-Wilson at the time the notes were originally issued. Such guarantor subsidiaries were restructured prior to registering the notes such that Kennedy-Wilson now owns 100% of all the guarantor subsidiaries as of December 31, 2011. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for these subsidiaries.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Consolidating Statement of Operations and Comprehensive Income	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries[1]	Non-guarantor Subsidiaries	Elimination	Consolidated Total
	For the Year Ended December 31, 2011					
Revenue						
Management and leasing fees	$ —	$ 719,000	$ 3,340,000	$ 8,511,000	$ —	$ 12,570,000
Management and leasing fees—related party	—	—	13,341,000	1,205,000	—	14,546,000
Commissions	—	3,279,000	850,000	1,648,000	—	5,777,000
Commissions—related party	—	—	5,316,000	18,867,000	—	24,183,000
Sale of real estate	—	—	417,000	—	—	417,000
Rental and other income	—	—	1,086,000	4,054,000	—	5,140,000
Total revenue	—	3,998,000	24,350,000	34,285,000	—	62,633,000
Operating Expenses						
Commission and marketing expenses	—	887,000	2,693,000	385,000	—	3,965,000
Compensation and related expenses	5,055,000	18,127,000	11,806,000	6,141,000	—	41,129,000
Cost of real estate sold	—	—	397,000	—	—	397,000
General and administrative	—	9,024,000	3,153,000	2,278,000	—	14,455,000
Rental operating expense	—	—	1,506,000	1,802,000	—	3,308,000
Depreciation and amortization	—	236,000	465,000	2,097,000	—	2,798,000
Total operating expenses	5,055,000	28,274,000	20,020,000	12,703,000	—	66,052,000
Equity in joint venture income	—	425,000	9,847,000	2,235,000	—	12,507,000
Interest income from loan pool participations and notes receivable	—	12,000	7,793,000	81,000	—	7,886,000
Income from consolidated subsidiaries	12,533,000	51,114,000	28,797,000	—	(92,444,000)	—
Operating income (loss)	7,478,000	27,275,000	50,767,000	23,898,000	(92,444,000)	16,974,000
Non-Operating Income (Expense)						
Interest income	—	186,000	99,000	—	—	285,000
Interest income—related party	—	2,021,000	—	—	—	2,021,000
Remeasurement gain	—	—	—	6,348,000	—	6,348,000
Interest expense	—	(18,963,000)	(95,000)	(1,449,000)	—	(20,507,000)
Income (loss) from continuing operations before (provision for) benefit from income taxes	7,478,000	10,519,000	50,771,000	28,797,000	(92,444,000)	5,121,000
Benefit from (provision for) income taxes	—	2,014,000	—	—	—	2,014,000
Income (loss) from continuing operations	7,478,000	12,533,000	50,771,000	28,797,000	(92,444,000)	7,135,000
Income from discontinued operations, net of income taxes	—	—	8,000	—	—	8,000
Gain from sale of real estate, net of income taxes	—	—	335,000	—	—	335,000
Net income (loss)	7,478,000	12,533,000	51,114,000	28,797,000	(92,444,000)	7,478,000
Net income attributable to the noncontrolling interests	—	(103,000)	(379,000)	(650,000)	—	(1,132,000)
Net income (loss) attributable to Kennedy-Wilson Holdings, Inc.	7,478,000	12,430,000	50,735,000	28,147,000	(92,444,000)	6,346,000
Preferred stock dividends and accretion of issuance costs	(8,744,000)	—	—	—	—	(8,744,000)
Net income attributable to unvested restricted stock awards	—	—	—	—	—	—
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. common shareholders	(1,266,000)	12,430,000	50,735,000	28,147,000	(92,444,000)	(2,398,000)
Other comprehensive (loss) income, net of tax	(4,008,000)	(4,008,000)	(282,000)	(25,000)	4,315,000	(4,008,000)
Other comprehensive income attributable to noncontrolling interests, net of tax	—	—	—	—	—	—
Total comprehensive (loss) income	$ (5,274,000)	$ 8,422,000	$50,453,000	$28,122,000	$(88,129,000)	$ (6,406,000)

(1) Included in the guarantor subsidiaries column above are data for certain subsidiaries that were less than 100% owned prior to December 31, 2011 by Kennedy-Wilson. Such guarantor subsidiaries were restructured prior to December 31, 2011 such that Kennedy-Wilson now owns 100% of all the guarantor subsidiaries. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for these subsidiaries.

Consolidating Statement of Operations and Comprehensive Income	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries[1]	Non-guarantor Subsidiaries	Elimination	Consolidated Total
						For the Year Ended December 31, 2010
Revenue						
Management and leasing fees	$ —	$ 183,000	$ 5,873,000	$ 2,857,000	$ —	$ 8,913,000
Management and leasing fees—related party	—	—	11,258,000	1,159,000	—	12,417,000
Commissions	—	684,000	5,338,000	337,000	—	6,359,000
Commissions—related party	—	—	5,355,000	20,000	—	5,375,000
Sale of real estate	—	—	3,937,000	—	—	3,937,000
Sale of real estate—related party	—	—	9,535,000	—	—	9,535,000
Rental and other income	—	—	1,903,000	2,097,000	—	4,000,000
Total revenue	—	867,000	43,199,000	6,470,000	—	50,536,000
Operating Expenses						
Commission and marketing expenses	—	—	2,841,000	345,000	—	3,186,000
Compensation and related expenses	8,094,000	14,063,000	13,121,000	2,877,000	—	38,155,000
Merger-related compensation and related expenses	2,225,000	—	—	—	—	2,225,000
Cost of real estate sold	—	—	2,714,000	—	—	2,714,000
Cost of real estate sold—related party	—	—	8,812,000	—	—	8,812,000
General and administrative	227,000	6,753,000	3,453,000	881,000	—	11,314,000
Rental operating expenses	—	—	1,234,000	679,000	—	1,913,000
Depreciation and amortization	—	159,000	764,000	695,000	—	1,618,000
Total operating expenses	10,546,000	20,975,000	32,939,000	5,477,000	—	69,937,000
Equity in joint venture income (loss)	—	—	10,629,000	(81,000)	—	10,548,000
Interest income from loan pool participations and notes receivable	—	46,000	11,760,000	49,000	—	11,855,000
Income from consolidated subsidiaries	17,031,000	50,902,000	426,000	—	(68,359,000)	—
Operating income	6,485,000	30,840,000	33,075,000	961,000	(68,359,000)	3,002,000
Non-Operating Income (Expense)						
Interest income	—	153,000	39,000	—	—	192,000
Interest income—related party	—	662,000	—	—	—	662,000
Remeasurement gain	—	—	2,108,000	—	—	2,108,000
Gain on early extinguishment of mortgage debt	—	—	16,670,000	—	—	16,670,000
Loss on extinguishment of debt	—	(4,788,000)	—	—	—	(4,788,000)
Interest expense	—	(6,109,000)	(990,000)	(535,000)	—	(7,634,000)
Income before provision for income taxes	6,485,000	20,758,000	50,902,000	426,000	(68,359,000)	10,212,000
Provision for income taxes	—	(3,727,000)	—	—	—	(3,727,000)
Net income	6,485,000	17,031,000	50,902,000	426,000	(68,359,000)	6,485,000
Net income attributable to the noncontrolling interests	—	—	(2,963,000)	(16,000)	—	(2,979,000)
Net income attributable to Kennedy-Wilson Holdings, Inc.	6,485,000	17,031,000	47,939,000	410,000	(68,359,000)	3,506,000
Preferred dividends and accretion of preferred stock issuance costs	(4,558,000)	—	—	—	—	(4,558,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. common shareholders	1,927,000	17,031,000	47,939,000	410,000	(68,359,000)	(1,052,000)
Other comprehensive income, net of tax	6,440,000	6,440,000	6,440,000	—	(12,880,000)	6,440,000
Total comprehensive income	$ 8,367,000	$ 23,471,000	$54,379,000	$ 410,000	$(81,239,000)	$ 5,388,000

(1) Included in the guarantor subsidiaries column above are data for certain subsidiaries that were less than 100% owned for the year ended December 31, 2010 by Kennedy-Wilson at the time the notes were originally issued. Such guarantor subsidiaries were restructured prior to registering the notes such that Kennedy-Wilson now owns 100% of all the guarantor subsidiaries. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for such guarantor subsidiaries.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Consolidating Statement of Operations and Comprehensive Income	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries[(1)]	Non-guarantor Subsidiaries	Elimination	Consolidated Total
	For the Year Ended December 31, 2009					
Revenue						
Management and leasing fees	$ —	$ 49,000	$ 5,724,000	$ 3,253,000	$ —	$ 9,026,000
Management and leasing fees—related party	—	—	8,775,000	1,363,000	—	10,138,000
Commissions	—	708,000	3,360,000	136,000	—	4,204,000
Commissions—related party	—	—	727,000	—	—	727,000
Sale of real estate	—	—	52,699,000	—	—	52,699,000
Sale of real estate—related party	—	—	6,698,000	—	—	6,698,000
Rental and other income	—	26,000	575,000	2,142,000	—	2,743,000
Total revenue	—	783,000	78,558,000	6,894,000	—	86,235,000
Operating Expenses						
Commission and marketing expenses	—	—	2,891,000	520,000	—	3,411,000
Compensation and related expenses	3,857,000	6,199,000	11,744,000	2,989,000	—	24,789,000
Merger-related compensation and related expenses	12,468,000	—	—	—	—	12,468,000
Cost of real estate sold	—	—	36,179,000	—	—	36,179,000
Cost of real estate sold—related party	—	—	5,752,000	—	—	5,752,000
General and administrative	3,000	1,466,000	3,960,000	922,000	—	6,351,000
Merger-related general and administrative	3,652,000	—	—	—	—	3,652,000
Rental operating expenses	—	—	302,000	846,000	—	1,148,000
Depreciation and amortization	—	133,000	309,000	680,000	—	1,122,000
Total operating expenses	19,980,000	7,798,000	61,137,000	5,957,000	—	94,872,000
Equity in joint venture income (loss)	—	—	8,137,000	(118,000)	—	8,019,000
Income from consolidated subsidiaries	10,323,000	21,091,000	(579,000)	—	(30,835,000)	—
Operating (loss) income	(9,657,000)	14,076,000	24,979,000	819,000	(30,835,000)	(618,000)
Non-Operating Income (Expense)						
Interest income	—	102,000	—	—	—	102,000
Interest income—related party	—	400,000	—	—	—	400,000
Interest expense	—	(7,894,000)	(3,882,000)	(1,398,000)	—	(13,174,000)
Other than temporary impairment	—	(322,000)	(6,000)	—	—	(328,000)
Income before provision for income taxes	(9,657,000)	6,362,000	21,091,000	(579,000)	(30,835,000)	(13,618,000)
Benefit from income taxes	—	3,961,000	—	—	—	3,961,000
Net (loss) income	(9,657,000)	10,323,000	21,091,000	(579,000)	(30,835,000)	(9,657,000)
Net income (loss) attributable to the noncontrolling interests	—	—	(5,704,000)	25,000	—	(5,679,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc.	(9,657,000)	10,323,000	15,387,000	(554,000)	(30,835,000)	(15,336,000)
Other comprehensive income, net of tax	2,601,000	2,601,000	2,601,000	—	(5,202,000)	2,601,000
Total comprehensive income	$ (7,056,000)	$ 12,924,000	$17,988,000	$ (554,000)	$(36,037,000)	$(12,735,000)

(1) Included in the guarantor subsidiaries column above are data for certain subsidiaries that were less than 100% owned for the year ended December 31, 2009 by Kennedy-Wilson at the time the notes were originally issued. Such guarantor subsidiaries were restructured prior to registering the notes such that Kennedy-Wilson now owns 100% of all the guarantor subsidiaries. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for such guarantor subsidiaries.

For the Year Ended December 31, 2011

Condensed Consolidating Statements of Cash Flows	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries[1]	Non-guarantor Subsidiaries	Consolidated Total
Net cash (used in) provided by operating activities	$ —	$ (32,013,000)	$ 1,706,000	$ 24,296,000	$ (6,011,000)
Cash Flows From Investing Activities:					
Additions to notes receivable	—	—	(6,145,000)	—	(6,145,000)
Settlements of notes receivable	—	—	3,625,000	—	3,625,000
Additions to notes receivable—related party	—	(35,273,000)	—	—	(35,273,000)
Settlements of notes receivable—related party	—	4,867,000	—	—	4,867,000
Additions to notes receivable from sale of real estate	—	—	—	—	—
Settlements of notes receivable from sale of real estate	—	—	—	—	—
Net proceeds from sale of real estate held for sale	—	—	—	—	—
Net proceeds from sale of real estate—related party	—	—	—	—	—
Net proceeds from sale of real estate	—	—	7,053,000	—	7,053,000
Purchases of and additions to real estate	—	—	(2,552,000)	(128,000)	(2,680,000)
Investment in marketable securities	—	(32,775,000)	—	—	(32,775,000)
Investing distributions from joint ventures	—	—	27,269,000	5,444,000	32,713,000
Contributions to joint ventures	—	(2,000,000)	(100,780,000)	(2,606,000)	(105,386,000)
Investing distributions from loan pool participation	—	—	66,418,000	—	66,418,000
Contributions to loan pool participation	—	—	(130,551,000)	—	(130,551,000)
(Investments in) distributions from consolidated subsidiaries, net	(104,723,000)	(43,972,000)	146,853,000	1,842,000	—
Net cash (used in) provided by investing activities	(104,723,000)	(109,153,000)	11,190,000	4,552,000	(198,134,000)
Cash Flow From Financing Activities:					
Borrowings under senior notes payable	—	249,344,000	—	—	249,344,000
Repayment of notes payable	—	(20,533,000)	—	(4,250,000)	(24,783,000)
Borrowings under lines of credit	—	74,000,000	—	—	74,000,000
Repayment of lines of credit	—	(101,750,000)	—	—	(101,750,000)
Borrowings under mortgage loans payable	—	—	5,000,000	12,076,000	17,076,000
Repayment of mortgage loans payable	—	—	(15,577,000)	(22,000,000)	(37,577,000)
Debt issue costs	—	(7,224,000)	—	(515,000)	(7,739,000)
Issuance of common stock	123,100,000	—	—	—	123,100,000
Repurchase of common stock	(547,000)	—	—	—	(547,000)
Repurchase of warrants	(6,132,000)	—	—	—	(6,132,000)
Dividends paid	(11,698,000)	—	—	—	(11,698,000)
Contributions from noncontrolling interests	—	—	1,622,000	2,843,000	4,465,000
Distributions to noncontrolling interests	—	—	(4,876,000)	(266,000)	(5,142,000)
Net cash provided by (used in) financing activities	104,723,000	193,837,000	(13,831,000)	(12,112,000)	272,617,000
Effect of currency exchange rate changes on cash and cash equivalents	—	348,000	138,000	—	486,000
Net change in cash and cash equivalents	—	53,019,000	(797,000)	16,736,000	68,958,000
Cash and cash equivalents, beginning of year	—	42,793,000	3,350,000	825,000	46,968,000
Cash and cash equivalents, end of year	$ —	$ 95,812,000	$ 2,553,000	$ 17,561,000	$ 115,926,000

(1) Included in the guarantor subsidiaries column above are data for certain subsidiaries that were less than 100% owned for the year ended December 31, 2011 by Kennedy-Wilson at the time the notes were originally issued. Such guarantor subsidiaries were restructured prior to registering the notes such that Kennedy-Wilson now owns 100% of all the guarantor subsidiaries. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for such guarantor subsidiaries.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Condensed Consolidating Statements of Cash Flows	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries[1]	Non-guarantor Subsidiaries	Consolidated Total
	For the Year Ended December 31, 2010				
Cash flows (used in) provided by operating activities	$ (2,670,000)	$ (9,635,000)	$ 13,074,000	$ 1,388,000	$ 2,157,000
Cash Flows from Investing Activities:					
Additions to notes receivable	—	(377,000)	(24,259,000)	(1,000,000)	(25,636,000)
Settlements of notes receivable	—	15,000	8,423,000	—	8,438,000
Additions to notes receivable—related party	—	(5,914,000)	—	—	(5,914,000)
Settlements of notes receivable—related party	—	8,721,000	—	—	8,721,000
Net proceeds from sale of real estate	—	—	3,639,000	—	3,639,000
Net proceeds from sale of real estate—related party	—	—	9,548,000	—	9,548,000
Purchases of and additions to real estate	—	—	(19,590,000)	(4,174,000)	(23,764,000)
Distributions from joint ventures	—	—	9,790,000	387,000	10,177,000
Contributions to joint ventures	—	(1,220,000)	(77,203,000)	(5,468,000)	(83,891,000)
Contributions to loan pool participations	—	—	(16,154,000)	—	(16,154,000)
(Investments in) distributions from consolidated subsidiaries, net	(108,730,000)	13,161,000	87,197,000	8,372,000	—
Net cash (used in) provided by investing activities	(108,730,000)	14,386,000	(18,609,000)	(1,883,000)	(114,836,000)
Cash Flow from Financing Activities:					
Borrowings under notes payable	—	—	—	4,250,000	4,250,000
Repayment of notes payable	—	(5,600,000)	—	—	(5,600,000)
Borrowings under lines of credit	—	48,250,000	—	—	48,250,000
Repayment of lines of credit	—	(30,500,000)	—	—	(30,500,000)
Borrowings under mortgage loans payable	—	—	20,016,000	—	20,016,000
Repayment of mortgage loans payable	—	—	(21,492,000)	(3,243,000)	(24,735,000)
Repayment of convertible subordinated debt	—	(32,550,000)	—	—	(32,550,000)
Debt issue costs	—	(598,000)	—	(46,000)	(644,000)
Issuance of preferred stock	132,294,000	—	—	—	132,294,000
Repurchase of common stock	(11,301,000)	—	—	—	(11,301,000)
Repurchase of warrants	(11,500,000)	—	—	—	(11,500,000)
Dividends paid	(4,533,000)	—	—	—	(4,533,000)
Contributions from noncontrolling interests	—	—	10,955,000	—	10,955,000
Distributions from noncontrolling interests	—	—	(3,242,000)	—	(3,242,000)
Net cash provided by (used in) financing activities	104,960,000	(20,998,000)	6,237,000	961,000	91,160,000
Effect of currency exchange rate changes on cash and cash equivalents	6,440,000	4,263,000	—	—	10,703,000
Net change in cash and cash equivalents	—	(11,984,000)	702,000	466,000	(10,816,000)
Cash and cash equivalents, beginning of year	—	54,777,000	2,648,000	359,000	57,784,000
Cash and cash equivalents, end of year	$ —	$ 42,793,000	$ 3,350,000	$ 825,000	$ 46,968,000

(1) Included in the guarantor subsidiaries column above are data for certain subsidiaries that were less than 100% owned for the year ended December 31, 2010 by Kennedy-Wilson at the time the notes were originally issued. Such guarantor subsidiaries were restructured prior to registering the notes such that Kennedy-Wilson now owns 100% of all the guarantor subsidiaries. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for such guarantor subsidiaries.

Condensed Consolidating Statements of Cash Flows	Parent	Kennedy-Wilson, Inc.	Guarantor Subsidiaries[1]	Non-guarantor Subsidiaries	Consolidated Total
	For the Year Ended December 31, 2009				
Cash flows (used in) provided by operating activities	$ (17,648,000)	$ (6,449,000)	$ (1,497,000)	$ 368,000	$ (25,226,000)
Cash Flows from Investing Activities:					
Additions to notes receivable	—	(500,000)	—	—	(500,000)
Settlements of notes receivable	—	300,000	2,000	—	302,000
Additions to notes receivable—related party	—	(8,774,000)	—	—	(8,774,000)
Settlements of notes receivable—related party	—	2,935,000	—	—	2,935,000
Additions to notes receivable from sale of real estate	—	(2,663,000)	—	—	(2,663,000)
Settlements of notes receivable from sale of real estate	—	1,858,000	—	—	1,858,000
Net proceeds from sale of real estate held for sale	—	—	58,027,000	—	58,027,000
Purchases of and additions to real estate	—	—	(35,730,000)	(70,000)	(35,800,000)
Assets acquired in merger	89,181,000	—	—	—	89,181,000
Distributions from joint ventures	—	—	2,283,000	91,000	2,374,000
Contributions to joint ventures	—	(1,000,000)	(36,933,000)	—	(37,933,000)
(Investments in) distributions from consolidated subsidiaries, net	(67,267,000)	43,705,000	24,422,000	(860,000)	—
Net cash provided by (used in) investing activities	21,914,000	35,861,000	12,071,000	(839,000)	69,007,000
Cash Flow from Financing Activities:					
Borrowings under notes payable	—	37,059,000	—	—	37,059,000
Repayment of notes payable	—	(32,114,000)	—	—	(32,114,000)
Borrowings under lines of credit	—	20,500,000	—	—	20,500,000
Repayment of lines of credit	—	(24,000,000)	—	—	(24,000,000)
Borrowings under mortgage loans payable	—	—	30,286,000	—	30,286,000
Repayment of mortgage loans payable	—	—	(35,866,000)	—	(35,866,000)
Debt issue costs	—	(160,000)	(638,000)	—	(798,000)
Issuance of common stock	59,000	—	—	—	59,000
Repurchase of common stock	(3,690,000)	—	—	—	(3,690,000)
Dividends paid	(3,235,000)	—	—	—	(3,235,000)
Contributions from noncontrolling interests	—	—	6,804,000	—	6,804,000
Distributions from noncontrolling interests	—	—	(10,712,000)	—	(10,712,000)
Net cash (used in) provided by financing activities	(6,866,000)	1,285,000	(10,126,000)	—	(15,707,000)
Effect of currency exchange rate changes on cash and cash equivalents	2,600,000	1,279,000	—	—	3,879,000
Net change in cash and cash equivalents	—	31,976,000	448,000	(471,000)	31,953,000
Cash and cash equivalents, beginning of year	—	22,801,000	2,200,000	830,000	25,831,000
Cash and cash equivalents, end of year	$ —	$ 54,777,000	$ 2,648,000	$ 359,000	$ 57,784,000

(1) Included in the guarantor subsidiaries column above are data for certain subsidiaries that were less than 100% owned for the year ended December 31, 2009 by Kennedy-Wilson at the time the notes were originally issued. Such guarantor subsidiaries were restructured prior to registering the notes such that Kennedy-Wilson now owns 100% of all the guarantor subsidiaries. As a result, in accordance with Rule 3-10(d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for such guarantor subsidiaries.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2011, 2010 and 2009

Note 27—Unaudited Quarterly Information

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 8,727,000	$ 8,510,000	$12,776,000	$32,620,000
Operating expenses	12,525,000	13,138,000	15,569,000	24,820,000
Equity in joint venture (loss) income	5,256,000	2,551,000	(646,000)	5,346,000
Interest income from loan pool participations and notes receivable	2,546,000	2,241,000	1,048,000	2,051,000
Operating income (loss)	4,004,000	164,000	(2,391,000)	15,197,000
Non-operating (expenses) income	(1,294,000)	485,000	(5,482,000)	(5,562,000)
Income (loss) before provision for income taxes	2,710,000	649,000	(7,873,000)	9,635,000
(Provision for) benefit from income taxes	(663,000)	(172,000)	2,997,000	(148,000)
Income (loss) from continuing operations	2,047,000	477,000	(4,876,000)	9,487,000
Income from discontinued operations, net of income taxes	—	—	—	8,000
Gain from sale of real estate	—	—	—	335,000
Net income (loss)	2,047,000	477,000	(4,876,000)	9,830,000
Net income attributable to noncontrolling interests	(1,038,000)	(299,000)	42,000	163,000
Net income (loss) attributable to Kennedy-Wilson Holdings, Inc. shareholders	$ 1,009,000	$ 178,000	$ (4,834,000)	$ 9,993,000
Preferred stock dividends and accretion of issuance costs	(2,036,000)	(2,636,000)	(2,036,000)	(2,036,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (1,027,000)	$ (2,458,000)	$ (6,870,000)	$ 7,957,000
Basic (loss) earnings per share	$ (0.02)	$ (0.06)	$ (0.16)	$ 0.17
Diluted (loss) earnings per share	(0.02)	(0.06)	(0.16)	0.14

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$10,826,000	$ 9,046,000	$11,773,000	$18,891,000
Operating expenses	14,871,000	12,509,000	17,647,000	24,910,000
Equity in joint venture (loss) income	657,000	(686,000)	5,191,000	5,386,000
Interest income from loan pool participations and notes receivable	651,000	3,090,000	4,209,000	3,905,000
Operating (loss) income	(2,737,000)	(1,059,000)	3,526,000	3,272,000
Non-operating expenses	(1,833,000)	16,818,000	(6,842,000)	(933,000)
(Loss) income before provision for income taxes	(4,570,000)	15,759,000	(3,316,000)	2,339,000
Benefit from (provision for) income taxes	1,998,000	(5,950,000)	(383,000)	608,000
Net (loss) income	(2,572,000)	9,809,000	(3,699,000)	2,947,000
Net loss (income) attributable to noncontrolling interests	(568,000)	(591,000)	(1,215,000)	(605,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. shareholders	$ (3,140,000)	$ 9,218,000	$ (4,914,000)	$ 2,342,000
Preferred stock dividends and accretion of issuance costs	—	(720,000)	(1,804,000)	(2,034,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. shareholders	$ (3,140,000)	$ 8,498,000	$ (6,718,000)	$ 308,000
Basic (loss) earnings per share	$ (0.08)	$ 0.22	$ (0.17)	$ 0.01
Diluted (loss) earnings per share	(0.08)	0.20	(0.17)	0.01

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Performance Graph

The graph below compares the cumulative total return of our common stock from December 3, 2007, the date that our common stock first became tradable separately, through December 31, 2011, with the comparable cumulative return of companies comprising the S&P 500 Index and a peer issuer selected by us. The peer issuer is a company in the real estate services and investment industry. As a result, the performance of our common stock relative to the performance of the common stock of the peer issuer prior to November 13, 2009, may not be representative of future results. The graph plots the growth in value of an initial investment of $100 in each of our common stock, the S&P 500 Index and a peer issuer selected by us over the indicated time periods, and assumes reinvestment of all dividends, if any, paid on the securities. We have not paid any cash dividends and, therefore, the cumulative total return calculation for us is based solely upon stock price appreciation and not upon reinvestment of cash dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.


$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
12/3/2007
2/3/2008
4/3/2008
6/3/2008
8/3/2008
10/3/2008
12/3/2008
2/3/2009
4/3/2009
6/3/2009
8/3/2009
10/3/2009
12/3/2009
2/3/2010
4/3/2010
6/3/2010
8/3/2010
10/3/2010
12/3/2010
2/3/2011
4/3/2011
6/3/2011
8/3/2011
10/3/2011
12/3/2011
KWIC
S&P 500
Peer

Note: The peer, CB Richard Ellis, is comparable beginning November 13, 2009.

Purchases of Equity Securities by the Company and Affiliated Purchasers in the Fourth Quarter of 2011

Period	Total Number of Warrants Purchased	Average Price Paid per Warrant	Total Number of Warrants Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Warrants That May Be Purchased under the Plans or Programs
Warrants				
October 1 to October 31	250,000[1]	$1.75	250,000	8,157,448
November 1 to November 30	—	—	—	8,157,448
December 1 to December 31	1,721,804[1]	$1.89	1,721,804	6,435,644

(1) Warrants repurchased under a plan announced April 30, 2011, approving the repurchase of up to 7.5 million outstanding warrants. On September 21, 2010, the Board of Directors approved an increase to the number of warrants subject to the plan by 5 million.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Price Information

From December 3, 2007 to March 18, 2010, our common stock traded on the NYSE Amex. Since March 19, 2010, our common stock has traded on the NYSE under the symbol "KW." The following table sets forth, for the calendar quarter indicated, the high and low sales prices per share of common stock as reported on the NYSE Amex and the NYSE. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Common Stock	
	High	Low
Fiscal Year 2011		
Quarter ended March 31, 2011	$11.02	$ 9.90
Quarter ended June 30, 2011	$12.30	$10.70
Quarter ended September 30, 2011	$12.55	$10.40
Quarter ended December 31, 2011	$12.79	$10.25
Fiscal Year 2010		
Quarter ended March 31, 2010	$10.15	$ 8.90
Quarter ended June 30, 2010	$11.50	$ 9.98
Quarter ended September 30, 2010	$10.83	$ 9.37
Quarter ended December 31, 2010	$10.77	$ 9.26

Holders

As of March 5, 2012, we had 69 holders of record of our common stock and five holders of record of our warrants.

Dividend Policy

Beginning in the third quarter of 2011, we have paid quarterly dividends on our common stock. During 2011, we paid dividends on our common stock of $0.08 per share. In December 2011, our board of directors declared a quarterly dividend of $0.04 per share that was paid in January 2012 to shareholders of record at the close of business on December 31, 2011.

Cumulative dividends on our Series A and Series B Preferred Stock accrue at an annual rate of 6.00% and 6.452%, respectively, of the purchase price, subject to adjustment under certain circumstances. The dividends are payable quarterly in arrears when, as and if declared by our board of directors. The declaration and payment of any future dividends is at the sole discretion of our board of directors and will depend on, among other things, our operating results, overall financial condition, capital requirements and general business conditions.

Recent Sales of Unregistered Securities

None

Equity Compensation Plan Information

See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in our 10-K filing with the SEC.

Forward-Looking Statements

Statements made by us in this report and in other reports and statements released by us that are not historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are necessarily estimates reflecting the judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Disclosures that use words such as "believe," "anticipate," "estimate," "intend," "could," "plan," "expect," "project" or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we do not guarantee that the transactions and events described will happen as described (or that they will happen at all). For a further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read "Risk Factors" in our 10-K filing with the SEC.

- disruptions in general economic and business conditions, particularly in geographies where our business may be concentrated;
- the continued volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit our ability to acquire additional real estate assets;
- continued high levels of, or increases in, unemployment and general slowdowns in commercial activity;
- our leverage and ability to refinance existing indebtedness or incur additional indebtedness;
- an increase in our debt service obligations;
- our ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service our existing and future indebtedness;
- our ability to achieve improvements in operating efficiency;
- foreign currency fluctuations;
- adverse changes in the securities markets;
- our ability to retain our senior management and attract and retain qualified and experienced employees;
- our ability to attract new user and investor clients;
- our ability to retain major clients and renew related contracts;
- trends in use of large, full-service commercial real estate providers;
- changes in tax laws in the United States or Japan that reduce or eliminate deductions or other tax benefits we receive;
- future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; and
- costs relating to the acquisition of assets we may acquire could be higher than anticipated.

Any such forward-looking statements, whether made in this report or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed below. Except as required under the federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise. For further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read "Risk Factors" in our 10-K filing with the SEC.

Corporate Information

Board of Directors

William J. McMorrow
Chairman and Chief Executive Officer

Norman Creighton
Retired President and Chief Executive Officer
Imperial Bank (Now Comerica)

Kent Y. Mouton
General Counsel
Kennedy Wilson

Jerry R. Solomon
President
Solomon, Winnett & Rosenfield
Certified Public Accountants, Inc.

Cathy Hendrickson
Retired President and Chief Executive Officer
Bay Cities National Bank (Now Opus Bank)

David Minella
Chief Executive Officer
Aligned Asset Managers LLC

Stanley Zax
Chairman
Zenith National Insurance Corporation

Executive Management

William J. McMorrow
Chairman and Chief Executive Officer

Mary L. Ricks
President and Chief Executive Officer
Kennedy Wilson Europe

Barry S. Schlesinger
Chief Administrative Officer

Kent Y. Mouton
General Counsel

Justin Enbody
Chief Financial Officer

Matt Windisch
Executive Vice President

Donald J. Herrema
Executive Vice Chairman and
Chief Executive Officer
KW Capital Markets Group

Robert E. Hart
President
KW Multifamily Management Group

John C. Prabhu
President
KW Commercial Investment Group

Stuart Cramer
President
KW Residential Investment Group

Jim Rosten
President
KW Properties Group

Richard Winchell
President
KW Auction Group

James C. Ozello
Senior Managing Director
Human Resources

Corporate Headquarters

9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
(310) 887-6400

Annual Meeting

Beverly Wilshire
9500 Wilshire Blvd.
Beverly Hills, CA 90212
9 a.m., Thursday, June 14, 2012

Stock Listing

New York Stock Exchange
Symbol "KW"

Transfer Agent

Continental Stock Transfer
17 Battery Pl., 8th floor
New York, NY 10004
(212) 509-4000

Independent Auditors

KPMG

Legal Counsel

Latham & Watkins LLP

Investor Information

Christina Cha
Director of Corporate Communication
ccha@kennedywilson.com
(310) 887-6294

KW
LISTED
NYSE

Certain of the matters discussed herein are discussed more fully in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended December 31, 2011, with the SEC on March 14, 2012, which, in the section titled "Risk Factors," contains a detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from any forward-looking statements contained herein.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

KENNEDY WILSON

9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
Tel: 310-887-6400
Fax: 310-887-3410
www.kennedywilson.com

Atlanta
4166 Buford Hwy.
Atlanta, GA 30345

Austin
9442 Capital of Texas Hwy. N.
Plaza II, Suite 140
Austin, TX 78759

Chicago
150 S. Wacker Dr.
Chicago, IL 60606

Cleveland
Technology Park I & II
25111/25249 Country Club Blvd.
North Olmsted, OH 44070

Dallas
12830 Hillcrest Rd., Suite D111
Dallas, TX 75230

Denver
304 Inverness Way S., Suite 180
Englewood, CO 80112

Dublin
33 Sir John Rogerson's Quay
Dublin 2, Ireland

Ft. Lauderdale
5341 N.W. 33rd Ave.
Ft. Lauderdale, FL 33309

Houston
1880 S. Dairy Ashford, Suite 570
Houston, TX 77077

Jacksonville
6621 South Pointe Dr. N.
Jacksonville, FL 32216

Las Vegas
6725 Via Austi Pkwy., Suite 380
Las Vegas, NV 89119

London
4 Cork St.
London, England W1S 3LG

Nashville
222 Second Ave. N.
Nashville, TN 37201

O'ahu-Hawaii
68-540 Farrington Hwy.
Waialua, HI 96791

Oakland
333 Hegenberger Rd., Suite 328
Oakland, CA 94621

Philadelphia
1101 Market St., Suite 105
Philadelphia, PA 19107

Phoenix
7375 E. 6th Ave., #11
Scottsdale, AZ 85251

Sacramento
1860 Howe Ave., Suite 210
Sacramento, CA 95825

San Antonio
7411 John Smith, Suite 210
San Antonio, TX 78229

San Francisco
300 California St., 8th Floor
San Francisco, CA 94111

Seattle
12220-113th Ave. N.E., Suite 200
Kirkland, WA 98034

Tokyo
Kennedy Wilson
Investment Company, Ltd.
Toranomon Mitsui Bldg.
14th Floor
3-8-1 Kasumigaseki
Chiyoda-ku
Tokyo 101-0013
Japan


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